Exhibit 99.1

2009
ANNUAL
REPORT

safe, profitable growth

TALISMAN
ENERGY

TALISMAN 2009 HIGHLIGHTS

•	Cash flow[1] was $4 billion, down 36% from 2008, primarily due to low commodity prices.

•	Net income was $437 million versus $3.5 billion in 2008.

•	Earnings from continuing operations[1] were $640 million versus $2.3 billion in 2008.

•	Talisman completed non-core asset sales with proceeds of approximately $2.7 billion.

•	Capital spending was $4.3 billion, with approximately one-third directed at North America shale programs.

•	Talisman reduced its net debt[1] at year end to $2.1 billion, down from $3.9 billion in 2008.

•	Total production of 425,000 boe/d.

•	Talisman replaced 162% of production with proved reserves, excluding divestitures.

•	Talisman’s reserve replacements costs were $24.30/boe, excluding price revisions, and $19.72/boe excluding land and price revisions.

•	Talisman’s average netback was $27.72/boe in 2009, 41% lower than 2008.

1	Non-GAAP measure. See advisories on page 129.

This Annual Report is dated March 8, 2010.

Talisman encourages its stakeholders to read the company’s 2009 Corporate Responsibility Report, which can be obtained from the company or viewed online at www.talisman-energy.com.

Readers are referred to the advisories, definitions and abbreviations at the back of this Annual Report.

01	Financial and Operating Highlights	120	Detailed Property Reviews
02	President’s Message	122	Governance
05	Looking to 2010	123	Investor Information
07	Management’s Discussion and Analysis	124	Corporate Information
49	Consolidated Financial Statements and Notes	128	Market Information
102	Supplementary Oil and Gas Information	129	Advisories
109	Additional Information

ABOUT OUR COMPANY

Talisman Energy Inc. is a global, upstream oil and gas company with the purpose of safe, profitable growth.

Talisman has a diversified, global portfolio of oil and natural gas assets. The company produced 425,000 boe/d in 2009, approximately 50% oil and liquids and 50% natural gas. The three main elements of the company’s business strategy are to establish safe, long-term profitable growth, reposition the international exploration portfolio for renewal and focus the portfolio to generate cash for reinvestment.

Talisman has three main operating areas: North America, the North Sea and Southeast Asia, and pursues high impact international exploration opportunities. Each area has a defined role in Talisman’s strategy.

Talisman is committed to conducting its business safely, in an ethically, socially and environmentally responsible manner. The company is a participant in the United Nations Global Compact (UNGC) and is also included in the Dow Jones Sustainability (North America) Index. Talisman is the first Canadian company to join the Voluntary Principles on Security and Human Rights Plenary Group.

Talisman was established in 1992 and is headquartered in Calgary, Alberta, Canada. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Talisman is also part of the S&P/TSX 60 Index. At year-end 2009, the company’s market capital was more than $20 billion, with 1,019 million shares outstanding.

$20
BILLION
MARKET CAPITAL*

$4.3
BILLION CAPITAL
EXPENDITURES

North Sea

United Kingdom
offshore production
(three development projects)

offshore exploration
(Shaw, Godwin 2009)

Norway
offshore production
(Yme development)

offshore exploration
(Grevling 2009)

Kurdistan region of northern Iraq
exploration

NORTH AMERICA

In North America, Talisman’s objective is to become a leading, returns focused, shale gas producer. In 2009, Talisman reorganized its North American operations into two distinct businesses, shale and conventional, and announced the acceleration of its shale programs in North America.

NORTH SEA

The plan for the North Sea is to establish the region as a stable, cash generating business through the medium term. Talisman’s North Sea operations are focused on offshore exploration and development activities in the United Kingdom (UK) and Norway. Talisman is the leading independent operator in the UK and Norway.

SOUTHEAST ASIA

Southeast Asia is expected to continue as a growth area, with new projects coming onstream over the medium term and significant exploration upside. The company has interests in Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea.

INTERNATIONAL EXPLORATION

Talisman has developed an international exploration strategy, which it believes will contribute to the renewal of the company through the discovery of significant new prospects and plays. The company defines significant as having the potential to produce 30,000 – 50,000 boe/d or more. In addition, the exploration program will support existing areas.

* December 31, 2009

FINANCIAL AND OPERATING HIGHLIGHTS

(millions of C$ unless otherwise stated)	2009	2008	2007
Cash flow[1]	3,961	6,163	4,327
Net income	437	3,519	2,078
Earnings from continuing operations[1,2]	640	2,330	836
Per common share
Cash flow ($)[1]	3.90	6.06	4.19
Net income ($)	0.43	3.46	2.01
Earnings from continuing operations ($)[1,2]	0.63	2.29	0.81
Oil production (mbbls/d)[3]	211	224	241
Gas production (mmcf/d)[3]	1,283	1,247	1,265
Total production (mboe/d)[3,4]	425	432	452
Production from continuing operations (mboe/d)[2,4]	413	403	390
Average sales price ($/boe)	49.40	76.03	59.57
Net debt[1]	2,126	3,951	4,341

All data, except earnings and production from continuing operations, include results of continuing and discontinued operations.

1         Non-GAAP measure. See advisories on page 129.

2         Restated for operations classified as discontinued in 2009.

3         Production numbers are before royalties unless otherwise indicated.

4         Six mcf of natural gas equals one boe.

02

TALISMAN ENERGY 2009 ANNUAL REPORT

PRESIDENT’S MESSAGE

During the course of 2009, we made significant progress in transitioning Talisman’s portfolio to establish a path to safe, profitable growth for the long term.

We established a platform for growing our shale gas business by securing 10 years of drilling inventory in two of the best shale plays in North America, and we have expanded our Asian growth potential with entry into Papua New Guinea. In the North Sea, we can see a decade of stable production with improving efficiency and, during the year, we had several successful exploration wells in South America, the Kurdistan region of northern Iraq and the North Sea. We also strengthened the balance sheet of the company through the year, providing us with flexibility as we enter 2010.

John A. Manzoni, President and Chief Executive Officer

This was against the backdrop of a tentative global economic recovery, with volatile commodity prices through the year. Our portfolio transition will position the company for increased profitability and resilience to uncertainty over the medium term.

Lower commodity prices had a significant downward impact on earnings and cash flow last year. However, we reacted quickly to the changing economic landscape, trimming capital to focus on the most important strategic initiatives in 2009 and putting in place hedges, which generated approximately $1 billion in proceeds.

Oil prices have remained in a relatively stable range through the latter half of the year and seem likely to be underpinned into the future by expectations of increasing demand in the faster growing economies. Gas prices in North America are less supported by the fundamentals, in particular as the supply of gas from shale development continues to increase. Our strategy is designed to ensure Talisman will prosper, even in a low natural gas price environment, well into the future.

In addition to making progress on our portfolio transition, we also made improvements in a number of other areas. The most important was our safety performance, where we improved our lost time injury frequency (LTIF) by more than 40% over the prior year, reflecting our focus on implementing global standards across our operations. We have embarked on a multi-year program to systematically improve performance. In 2010, we have set a target to further reduce LTIF by another 30%.

Looking at the portfolio, in the North Sea, we have secured a reliable production platform for the next decade from existing assets, and we continue to explore for new discoveries. Development projects are underway at Yme in Norway and Burghley, Auk North and Auk South in the UK. We are also in the early stages of examining the tie-back of recent exploration discoveries through our Montrose/Arbroath facilities. And we are continuing to improve efficiency and uptime across our North Sea business.

In North America, we acquired substantial amounts of top tier land in both the Pennsylvania Marcellus and Montney shale plays. This has secured 10 years of running room in each area, and we have moved several areas into full scale development for 2010. This is an important move as we transition from conventional gas into higher return, high growth shale gas development.

03

TALISMAN ENERGY 2009 ANNUAL REPORT

We are continuing to accelerate our shale investments, and expect to grow rapidly in Pennsylvania during this year, exiting with production between 250-300 mmcf/d. The Montney program will also be accelerated through the year, and we will test several horizontal wells in Quebec, which has exciting long term potential.

In Southeast Asia, Talisman continued its successful growth strategy in 2009, setting a new production record with completion of the Northern Fields development, a full year of Song Doc and increased natural gas sales at Corridor. We are also progressing field developments in Australia and Vietnam.

We continue to deepen our international exploration portfolio. Most notable was the acquisition of a strategic land position in Papua New Guinea, where we now hold interests in excess of eight million net acres, as part of a strategy to aggregate significant natural gas reserves. We also acquired highly prospective acreage in other parts of Southeast Asia, the North Sea, South America and the Kurdistan region of northern Iraq.

We drilled a number of successful exploration wells in 2009, including sizeable gas condensate discoveries in Colombia and the Kurdistan region of northern Iraq, a successful appraisal well in Peru, and made significant discoveries at Grevling, Shaw and Godwin in the North Sea.

As part of our portfolio transition, we received $2.7 billion from the sale of non-strategic assets through the year, exceeding expectations and, combined with proceeds from our hedging program, Talisman was able to significantly reduce net debt. The company has entered 2010 in strong financial shape with significant spending flexibility.

04

TALISMAN ENERGY 2009 ANNUAL REPORT

These steps are already showing signs of improving our profitability. Reserve replacement costs were down by over 40% in 2009 and we expect further reductions in 2010. We also replaced over 112% of production, excluding price revisions, with proved reserves and, for North America, this number was over 200%.

To build on our momentum in 2009, we are planning to increase capital spending by almost $1 billion in 2010, with major increases in shale development drilling and additional spending on development projects in both Southeast Asia and the North Sea.

Underpinning the progress we have made, we are continuing to build our internal capability. Our executive leadership team has been strengthened by the addition of Nick Walker, who runs our western international operations, Paul Smith, in charge of our North American operations, Richard Herbert, leading international exploration, and Helen Wesley, who heads Corporate Services. We have also recruited new leaders to head our drilling, projects, and IT functions, and we continue to build our functional capability across Health, Safety and Environment and Human Resources.

Our Board is also seeing a natural transition. Stella Thompson, Bob Welty, and Chuck Wilson will retire this year after many years of dedicated service to the company, and I’d like to thank each of them for their contribution to the past success of Talisman and their support of the strategic redirection we are now implementing. My thanks also to the remaining Board members for their dedication and support over the past year and, in particular, to Chuck Williamson, who took on the role of Chairman in April of 2009. We also welcomed Christiane Bergevin, Donald Carty and Charles Winograd to the Board in April 2009 and Lisa Stewart and Peter Tomsett, who joined in December 2009. Hal Kvisle is standing for election to the Board this year. We look forward to their advice and contribution in the future.

We have made substantial progress toward transitioning Talisman’s portfolio in a relatively short period of time and in a volatile environment. We are already seeing the results of that transition, and I am confident we will continue to build on the early success. We are building a stronger, more profitable company with sustainable growth potential and a great future. My thanks go to our workforce, who continue to provide their energy and dedication to building that future. I am confident we are in a great position to take the next steps during 2010.

John A. Manzoni President and Chief Executive Officer Talisman Energy Inc. March 8, 2010
OUR VALUES: safety. passion. results. respect. excellence. teamwork. honest communication.
For additional information on Talisman’s commitment to safety, our employees, the environment and the communities in which we operate, please read our 2009 Corporate Responsibility Report.

05

TALISMAN ENERGY 2009 ANNUAL REPORT

LOOKING TO 2010

2010 will be an important transition year as the company cycles increasing amounts of capital into developing its shale plays in North America. Highlights include:

CAPITAL SPENDING

• Capital spending of $5.2 billion, while maintaining financial flexibility. Approximately $300 million of the capital budget consists of non-cash items

•        Expected production relatively unchanged from 2009, excluding 2010 asset sales. The company is improving the quality of its portfolio as it cycles capital into assets with the potential for higher returns and higher growth

NORTH AMERICA

•        Spending $1.6 billion on North American shale properties. Within the Pennsylvania Marcellus and Montney shale plays, development drilling is expected to more than double. The company expects to exit 2010 producing 250-300 mmcf/d in Pennsylvania

• Examining the sale of a significant amount of non-core conventional assets in North America, depending on market conditions. These assets are currently producing approximately 40,000 boe/d

NORTH SEA

•        Development spending of $800 million in the UK, including the Auk North, Auk South and Burghley development projects. The company plans to spend $850 million[1] on development projects in Norway with the Yme field redevelopment and infill drilling at Varg, Gyda and Brage

SOUTHEAST ASIA

• $780 million of development spending in Southeast Asia with new oilfield developments in Vietnam and Australia, as well as development drilling and platform upgrades in Malaysia

INTERNATIONAL EXPLORATION

•        $700 million of international exploration spending, with key wells in South America, the Kurdistan region of northern Iraq and Southeast Asia. Talisman expects to drill up to four onshore wells in Papua New Guinea this year

1 Includes $300 million of non-cash spending.

06

TALISMAN ENERGY 2009 ANNUAL REPORT

07              Management’s Discussion and Analysis

07              Company Overview

08              Highlights

08              2009 Performance Highlights

09              2009 Net Income Variances

10              Continuing Operations Review

19              Discontinued Operations

20              Reserves Replacement

21              Liquidity and Capital Resources

23              Sensitivities

23              Commitments and Off-Balance Sheet Arrangements

24              Risk Management

27              Summary of Quarterly Results

28              Outlook for 2010

29              Internal Control over Financial Reporting and Disclosure Controls and Procedures

30              Litigation

30              Application of Critical Accounting Policies and the Use of Estimates

34              Changes in Accounting Policies

35              New US Accounting Pronouncements

36              New Regulatory Developments

36              International Financial Reporting Standards (IFRS)

38              Risk Factors

43              Advisories

47              Abbreviations and Definitions

49              Report of Management

49              Management Report on Internal Control over Financial Reporting

50              Independent Auditors’ Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (US)

51              Independent Auditors’ Report on Financial Statements

52              Consolidated Balance Sheets

53              Consolidated Statements of Income

54              Consolidated Statements of Comprehensive Income

54              Consolidated Statements of Changes in Shareholders’ Equity

55              Consolidated Statements of Cash Flows

56              Notes to the Consolidated Financial Statements

102         Supplementary Oil and Gas Information

102         Results of Operations from Oil and Gas Producing Activities

103         Capitalized Costs Related to Oil and Gas Activities

104         Costs Incurred in Oil and Gas Activities

105         Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

106         Discounted Future Net Cash Flows from Proved Reserves

107         Principal Sources of Changes in Discounted Cash Flows

108         Continuity of Net Proved Reserves

109         Additional Information

109         Historical Financial Summary

110         Consolidated Financial Ratios

111         Ratios and Key Indicators

112         Historical Operations Summary

113         Product Netbacks – Gross

115         Net Production – After Royalties

116         Product Netbacks – After Royalties

118         Historical Gross Proved Reserves

119         Continuity of Gross Proved Reserves

120         Detailed Property Reviews

120         2009 Acreage

121         2009 Drilling

121         Five Year Drilling Results

122         Governance

123         Investor Information

124         Corporate Information

128         Market Information

129         Advisories

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 8, 2010

This Management's Discussion and Analysis (MD&A) should be read in conjunction with the Consolidated Financial Statements of Talisman Energy Inc. (Talisman or the Company). The Company's Consolidated Financial Statements and the financial data included in the MD&A have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States of America (US) is contained in note 25 to the Consolidated Financial Statements.

Unless otherwise stated, references to production and reserves represent Talisman's working interest share (including Talisman's share of volumes of royalty interest) before deduction of royalties. Throughout this MD&A, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas to one barrel (bbl) of oil. The boe measure may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalence at the wellhead.

Dollar amounts included in the MD&A are expressed in Canadian dollars (C$), unless otherwise indicated. All comparative percentages are between the years ended December 31, 2009 and December 31, 2008, unless stated otherwise. Abbreviations used in this MD&A are listed in the section titled 'Abbreviations and Definitions'.

Additional information relating to the Company, including the Company's Annual Information Form (AIF), can be found on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The Company's Annual Report on Form 40-F may be found in the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) database at www.sec.gov.

Company Overview

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM.

Unless the context indicates otherwise, reference in this MD&A to "Talisman" or the "Company" is intended to include the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of "Talisman" or the "Company" does not constitute a waiver by Talisman Energy Inc., of their separate legal status, for any purpose.

Talisman's financial statements are prepared on a consolidated basis and include the accounts of Talisman and its subsidiaries. Substantially all of Talisman's activities are conducted jointly with others, and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities.

Note 24 to the Consolidated Financial Statements provides segmented financial information that forms the basis for much of the following discussion and analysis. The Company's operations in 2009 were conducted in five geographic segments: North America, United Kingdom (UK), Scandinavia, Southeast Asia, and Other. The North America segment includes operations in Canada and the US. The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam and Australia and exploration activities in Papua New Guinea (PNG). The Other segment includes operations in Algeria and exploration activities in Peru, Colombia and the Kurdistan region of northern Iraq.

Talisman is a global upstream oil and gas company with the objective of safe, profitable growth. The three main elements of the business strategy are:

•
Establish long-term profitable growth

  Management believes that shale gas development in North America will be the main near-term growth engine for the Company, augmented by activities in Southeast Asia.

•
Reposition the international exploration portfolio for renewal

  Talisman's international exploration portfolio is directed toward high-impact prospects which, if successful, will support the ongoing renewal of the Company.

TALISMAN ENERGY 2009 ANNUAL REPORT 7

•
Focus the portfolio to generate cash for reinvestment

  The Company will maximize the value of existing assets through efficient operations in order to generate cash for growth opportunities elsewhere in the portfolio. Non-strategic mature assets will be sold to both focus the portfolio and generate cash to accelerate the strategy.

Talisman also views safe operations as its top priority and has set the objective of being a top quartile performer in this area. For additional information on Talisman's commitment to safety, communities and the environment, please see the Company's Corporate Responsibility Report available on the Company's website at www.talisman-energy.com.

Highlights

(millions of C$, unless otherwise stated)	2009	2008[1]	2007[1]

Cash provided by operating activities	3,599	6,154	4,070

Cash provided by continuing operations	3,514	5,689	3,517

Net income	437	3,519	2,078

Net income (loss) from continuing operations	(708)	3,122	904

Net income from discontinued operations	1,145	397	1,174

Common share dividends	229	204	180

Per share ($)

Net income	0.43	3.46	2.02

Diluted net income	0.43	3.40	1.97

Net income (loss) from continuing operations	(0.70)	3.07	0.88

Net income from discontinued operations	1.12	0.39	1.14

Common share dividends	0.225	0.20	0.175

Production (mboe/d)	425	432	452

Production from continuing operations (mboe/d)	413	403	390

Average sales price ($/boe)	49.40	76.03	59.57

Gross sales[2]	7,528	11,275	8,501

Operating costs ($/boe)	12.91	13.57	12.14

Depreciation, depletion and amortization (DD&A) expense, exploration and dry hole expense[2]	3,559	3,811	3,016

Total exploration and development spending[2]	4,135	4,807	4,162

Total assets	23,618	24,275	21,420

Total long-term debt (including current portion)	3,780	3,961	4,862

Cash and cash equivalents, net of bank indebtedness[2]	1,654	10	521

Total long-term liabilities	9,906	10,307	11,095

Proved reserves additions, net of revisions (before acquisitions and divestitures) (mmboe)	251	(41)	167

Reserves replacement ratio (before acquisitions and dispositions) – including price revisions[3]	162%	(26%)	102%

Proved reserves (mmboe)	1,411	1,434	1,660

Reserves replacement ratio (before acquisitions and dispositions) – excluding price revisions[3]	112%	75%	102%

1.
Prior years have been restated to present the effect of discontinued operations. See note 3 to the Consolidated Financial Statements.

2.
From continuing operations.

3.
See the 'Reserves Replacement' section of this MD&A for method of calculation.

2009 Performance Highlights

•
Cash provided by operating activities was $3.6 billion, down 42% from 2008, primarily due to lower commodity prices. Cash provided by operating activities in the fourth quarter was $622 million, down 60% from a year earlier, and 17% compared to the previous quarter;

8 TALISMAN ENERGY 2009 ANNUAL REPORT

•
net income was $437 million, down from $3.5 billion in 2008. The Company recorded a loss of $111 million for the quarter;

•
net loss from continuing operations was $708 million versus net income from continuing operations of $3.1 billion a year ago. Net loss from continuing operations for the fourth quarter was $190 million;

•
Talisman completed non-core asset sales with proceeds of approximately $2.7 billion;

•
capital spending was $4.3 billion, down from $5.2 billion in 2008;

•
long-term debt net of cash and cash equivalents and bank indebtedness at year end was $2.1 billion, down from $3.9 billion a year earlier;

•
production from continuing operations increased 2% over 2008 to 413,000 boe/d. Total production averaged 425,000 boe/d, down 2% due to asset sales;

•
the Company replaced 162% of 2009 production with proved reserves, excluding divestitures, and 112% through drilling and non-price revisions;

•
the Company spent $1.4 billion on shale plays in North America, adding substantial acreage and progressing development of the Pennsylvania Marcellus and Montney shale programs;

•
the Company set a new production record in Southeast Asia, volumes increased 18% with completion of the Northern Fields development and increased contract takes at Corridor;

•
in January 2010, Talisman acquired an interest in the Jambi Merang PSC in Indonesia;

•
in the North Sea, first production from the Rev Field was achieved early in 2009 and the Company progressed field developments at Yme, Auk North, Auk South and Burghley;

•
Talisman completed a number of transactions to acquire a large exploration position in PNG; and

•
the Company made exploration discoveries in the North Sea, Colombia and the Kurdistan region of northern Iraq and successfully appraised the Situche discovery in Peru.

2009 Net Income Variances

(millions of C$)

2008 net income	3,519

Favourable (unfavourable) variances:

Commodity prices	(3,898)

Production volumes	85

Royalties	846

Operating expenses	(30)

DD&A expense	216

Dry hole expense	(92)

Interest on long-term debt	(24)

Stock-based compensation expense	(363)

Loss on held-for-trading financial instruments	(2,076)

Current taxes (including petroleum revenue tax (PRT))	672

Future taxes (including PRT)	891

Discontinued operations	748

Other	(57)

Total variances	(3,082)

2009 net income	437

TALISMAN ENERGY 2009 ANNUAL REPORT 9

The significant variances from 2008 as summarized in the net income variance table are:

•
lower oil and gas revenue reflecting lower average commodity prices;

•
higher natural gas volumes due principally to the start up of new projects in Scandinavia and Southeast Asia and shale drilling in North America;

•
decreased royalties and taxes as a result of lower commodity prices and pre-tax income, respectively;

•
increased operating expenses due principally to the start up of new projects in Scandinavia and Southeast Asia;

•
lower DD&A expense largely due to price related impacts on reserves, offset by higher depletion rates through most of 2009. The Company recorded additional DD&A expense of $500 million in the fourth quarter of 2008 as a result of two properties having no proved reserves at 2008 year-end prices;

•
a stock-based compensation expense in 2009 compared to a recovery in 2008 from an increase in the Company's share price during 2009 compared to a decrease during 2008;

•
a loss on held-for-trading financial instruments, compared to a gain in 2008, arising from the increase in commodity prices between December 31, 2008 and December 31, 2009. The Company's existing commodity price derivative contracts are described in the 'Risk Management' section of this MD&A; and

•
an increase in income from discontinued operations principally as a result of after tax gains of $1.1 billion arising on the sale of assets in 2009.

Continuing Operations Review

Results Summary

Gross sales of oil, liquids and natural gas in 2009 were $7.5 billion, a decrease of 33% from 2008. Oil and liquids revenue decreased $2.5 billion and natural gas revenue decreased $1.6 billion due to lower prices. Reported amounts were impacted by the strengthening C$.

During 2009, the North America operations incurred a pre-tax segmented loss of $146 million. Gross sales in North America decreased 47% to $1.9 billion due to lower oil and natural gas prices and reduced conventional activity.

In the UK, pre-tax segmented income was $377 million, down 67% from $1,137 million in 2008. UK gross sales decreased 37% to $2.2 billion due to lower oil prices and production.

In Scandinavia, pre-tax segmented income decreased 50% to $158 million, down from $313 million in 2008. Scandinavia gross sales decreased 17% to $1 billion as a result of lower oil prices, partly offset by higher production.

Southeast Asia pre-tax segmented income decreased 63% to $291 million, down from $790 million in 2008. Gross sales of $2 billion were 20% lower than 2008 due to the impact of lower commodity prices, partly offset by higher production.

10 TALISMAN ENERGY 2009 ANNUAL REPORT

Daily Average Production, Before Royalties

	2009	2009 vs 2008 (%)	2008	2008 vs 2007 (%)	2007

Oil and liquids (mbbls/d)

North America	27	(4)	28	(3)	29

UK	86	(8)	93	–	93

Scandinavia	34	6	32	14	28

Southeast Asia	41	14	36	(18)	44

Other	14	(7)	15	15	13

	202	(1)	204	(1)	207

Natural gas (mmcf/d)

North America	788	(4)	822	5	781

UK	19	6	18	20	15

Scandinavia	58	205	19	36	14

Southeast Asia	403	21	334	16	287

	1,268	6	1,193	9	1,097

Continuing operations (mboe/d)	413	2	403	3	390

Discontinued operations

North America	10	(44)	18	(42)	31

UK	–	(100)	4	(81)	21

Scandinavia	–	(100)	1	(67)	3

Other	2	(67)	6	(14)	7

Discontinued operations (mboe/d)	12	(59)	29	(53)	62

Total (mboe/d)	425	(2)	432	(4)	452

North American natural gas production decreased due to reduced conventional drilling activity and natural declines, partially offset by increased production in the Pennsylvania Marcellus and Montney shale plays as well as successful development in the Outer Foothills. Production from the Pennsylvania Marcellus shale play averaged 60 mmcf/d in the fourth quarter of 2009. Average oil and liquids production decreased due to natural declines and reduced drilling activity.

Oil and liquids production in the UK was lower than 2008 as a result of maintenance and repair work, planned and unplanned shutdowns at Claymore, Tweedsmuir, Buchan and Piper, and natural declines, offset by the reinstatement of Galley and Petronella in 2009 as well as the startup of the Affleck field in mid-2009.

In Scandinavia, production increased from 2008 with first production from the Rev field in January 2009 and development drilling at Varg and Brage, partially offset by natural declines.

Southeast Asia oil and liquids production increased by 14% due principally to first Northern Fields oil production (first quarter of 2009), a full year of Song Doc production (late 2008) and an infill well in the Corallina field in Australia. These increases were partially offset by natural declines in other areas.

Southeast Asia natural gas production was up 69 mmcf/d, primarily due to Indonesia where natural gas production averaged 330 mmcf/d with higher contract takes at Corridor. In Malaysia, natural gas production was 7% higher than 2008, averaging 73 mmcf/d due to additional production from the Northern Fields, which commenced production mid-2008. Tangguh LNG production commenced mid-2009.

Oil and liquids production in Algeria averaged 14,000 bbls/d, down 7% from 2008 due principally to OPEC production restrictions.

For details of production from discontinued operations, see the 'Discontinued Operations' section of this MD&A.

TALISMAN ENERGY 2009 ANNUAL REPORT 11

Volumes Produced Into (Sold Out of) Inventory1

	2009	2008	2007

UK	(1,661)	(2,001)	330

Scandinavia	(924)	674	(684)

Southeast Asia	(2,277)	2,851	(721)

Other	(4,694)	3,955	(651)

Total produced into (sold out of) inventory – bbls/d	(9,556)	5,479	(1,726)

Total produced into (sold out of) inventory – mmbbls	(3.5)	2.0	(0.6)

Inventory at December 31 – mmbbls	1.6	5.1	3.1

1.
Includes impact of discontinued operations.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted. The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred. Volumes presented in the 'Daily Average Production, Before Royalties' table represent production volumes in the year, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

Company Netbacks1,2

December 31	2009	2008	2007

Oil and liquids ($/bbl)

Sale price	67.36	96.43	75.00

Hedging gain (loss)	–	(0.34)	0.24

Royalties	9.48	15.78	11.82

Transportation	1.15	1.09	1.22

Operating costs	19.24	20.21	17.52

	37.49	59.01	44.68

Natural gas ($/mcf)

Sale price	5.29	9.01	6.99

Hedging gain	–	–	0.18

Royalties	0.87	1.89	1.39

Transportation	0.29	0.27	0.26

Operating costs	1.11	1.07	1.00

	3.02	5.78	4.52

Total ($/boe) (6 mcf = 1 boe)

Sale price	49.40	76.03	59.57

Hedging gain (loss)	–	(0.17)	0.63

Royalties	7.34	13.62	10.19

Transportation	1.43	1.34	1.37

Operating costs	12.91	13.57	12.14

	27.72	47.33	36.50

1.
Netbacks do not include pipeline operations. Additional netback information by major product type and region is included elsewhere in this MD&A.

2.
Includes impact of discontinued operations.

During 2009, the Company's average netback was $27.72/boe, 41% lower than in 2008 due principally to lower commodity prices in 2009, partially offset by the resulting decreases in royalties.

12 TALISMAN ENERGY 2009 ANNUAL REPORT

Commodity Prices and Exchange Rates1

	2009	2009 vs 2008 (%)	2008	2008 vs 2007 (%)	2007

Oil and liquids ($/bbl)

North America	54.96	(36)	85.52	44	59.53

UK	68.36	(30)	98.35	29	76.47

Scandinavia	69.73	(30)	99.23	27	78.16

Southeast Asia	71.17	(27)	97.63	19	82.03

Other	74.03	(28)	102.51	28	80.37

	67.36	(30)	96.43	29	75.00

Natural gas ($/mcf)

North America	4.70	(46)	8.66	26	6.90

UK	4.73	(52)	9.78	36	7.19

Scandinavia	5.86	(18)	7.16	50	4.78

Southeast Asia	6.40	(36)	9.94	36	7.33

	5.29	(41)	9.01	29	6.99

Total ($/boe)	49.40	(35)	76.03	28	59.57

Hedging gain (loss) excluded from the above prices

Oil and liquids ($/bbl)	–		(0.34)		0.24

Natural gas ($/mcf)	–		–		0.18

Total $/boe	–		(0.17)		0.63

Benchmark prices

WTI (US$/bbl)	61.79	(38)	99.65	38	72.31

Dated Brent (US$/bbl)	61.51	(37)	96.99	44	67.13

Tapis (US$/bbl)	63.57	(36)	98.95	35	73.04

NYMEX (US$/mmbtu)	4.05	(55)	8.95	29	6.92

AECO ($/GJ)	3.75	(51)	7.71	24	6.20

US$/C$ exchange rate	1.14	8	1.06	(1)	1.07

C$/UK£ exchange rate	1.78	(9)	1.96	(9)	2.15

1.
Prices exclude gains or losses related to hedging activities and include the impact of discontinued operations.

Talisman's realized price of $49.40/boe was 35% lower than 2008. World oil prices were volatile during 2009, reflecting the global economic environment. WTI averaged US$61.79/bbl, down 38% from 2008. North America natural gas prices also decreased, with NYMEX and AECO down 55% and 51%, respectively, reflecting increasing supply and weak US demand.

The changes in the Company's reported oil and liquids price is consistent with the relevant benchmark prices, however, the Company's reported prices reflect the weakening of the C$ relative to the US$ in 2009.

Talisman's average natural gas price in North America decreased 46%. Sales in Malaysia, where prices are referenced to the Singapore fuel oil spot market, averaged $4.72/mcf in 2009. Corridor gas prices averaged $6.94/mcf, with 45% of sales exchanged for Duri crude oil on an energy equivalent basis.

The physical and financial commodity price contracts outstanding at the balance sheet date are described in the 'Risk Management' section of this MD&A.

More than 97% of the Company's revenues are either received in US$ or are closely referenced to US$. The Company converts these revenues into C$ for reporting purposes.

TALISMAN ENERGY 2009 ANNUAL REPORT 13

Royalties1

	2009		2008		2007
	Rates (%)	$ millions	Rates (%)	$ millions	Rates (%)	$ millions

North America	13	246	17	631	18	462

UK	–	5	–	13	–	4

Scandinavia	–	–	–	–	–	–

Southeast Asia	34	675	43	1,066	40	843

Other	51	229	57	291	45	178

Total	15	1,155	18	2,001	17	1,487

1.
Includes impact of royalties related to sales volumes.

The Company's royalty expense in 2009 was $1,155 million, a decrease of $846 million (42%) from 2008, reflecting decreased commodity prices. The Company's royalty rate was 15%, a decrease of 3% compared to 2008. The North America, Southeast Asia and Other royalty rates decreased primarily because of lower commodity prices.

Unit Operating Expenses1

($/boe)	2009	2009 vs 2008 (%)	2008	2008 vs 2007 (%)	2007

North America	9.40	6	8.86	14	7.79

UK	26.47	(4)	27.66	21	22.87

Scandinavia	17.83	(17)	21.48	(9)	23.64

Southeast Asia	6.23	–	6.24	26	4.96

Other	6.45	10	5.84	16	5.02

	12.91	(5)	13.57	12	12.14

1.
Includes impact of production volumes and expenses from discontinued operations.

Total Operating Expenses1

(millions of C$)	2009	2008	2007

North America	529	525	437

UK	826	878	816

Scandinavia	285	276	279

Southeast Asia	255	195	169

Other	40	20	26

	1,935	1,894	1,727

Pipeline	62	73	65

Total	1,997	1,967	1,792

1.
Includes operating expenses related to sales volumes.

Total operating expenses for the Company during 2009 were $2 billion, relatively consistent with 2008. On a per unit basis, operating costs decreased by 5% to $12.91/boe.

In North America, operating expenses increased by $4 million, or 1% over 2008 due principally to higher gas processing fees, partially offset by lower power, maintenance and chemical costs.

In the UK, operating expenses were down $52 million and unit costs decreased due principally to the foreign exchange effect of the weaker UK£ relative to the C$ and lower repair and maintenance work on the Tartan and Piper areas, partially offset by increased repair and maintenance work on the Claymore and Tweedsmuir areas.

14 TALISMAN ENERGY 2009 ANNUAL REPORT

In Scandinavia, unit operating expenses were 17% lower in 2009 due to an increase in production. Operating expenses increased by $9 million, or 3% over 2008, with Rev production commencing in 2009, offset by lower maintenance costs and the impact of foreign exchange.

In Southeast Asia, unit operating expenses were relatively unchanged. Operating expenses increased by $60 million, or 31% due principally to first oil production from the Northern Fields in the first quarter of 2009 and first production from Song Doc in the fourth quarter of 2008.

Unit Depreciation, Depletion and Amortization (DD&A) Expense1

($/boe)	2009	2009 vs 2008 (%)	2008	2008 vs 2007 (%)	2007

North America	18.46	6	17.46	5	16.69

UK2	23.69	15	20.54	18	17.37

Scandinavia[2]	25.17	(3)	25.99	11	23.38

Southeast Asia	9.33	21	7.69	5	7.33

Other	6.28	10	5.71	26	4.53

	17.36	6	16.44	12	14.74

1.
Includes DD&A expense related to sales volumes from continuing operations.

2.
Excludes impact of DD&A adjustments in 2008 related to one field in the UK and one field in Scandinavia of $410 million and $90 million, respectively, due to the requirement to use year-end prices to calculate reserves with no proved reserves at December 31, 2008.

Total DD&A Expense1

(millions of C$)	2009	2008	2007

North America	1,062	1,052	967

UK	781	1,144	605

Scandinavia	406	416	264

Southeast Asia	382	254	248

Other	43	24	23

	2,674	2,890	2,107

1.
Includes DD&A expense related to sales volumes from continuing operations.

The Company's 2009 DD&A expense decreased by $216 million, or 7%, to $2.7 billion due principally to the requirement in 2008 to use year-end prices to calculate reserves. This resulted in one property in the UK and one property in Norway having no proved reserves at the end of 2008, under SEC rules. As a consequence, the net book value of these properties of approximately $410 million in the UK and approximately $90 million in Norway was charged to DD&A in 2008.

Talisman recorded an upward price revision of 77.1 mmboe to its year end reserves in 2009 and accordingly revised its fourth quarter DD&A rate. This revision did not significantly impact the DD&A expense in the fourth quarter as there was an increase in the depletable cost base as well as a change in production mix.

In 2009, Talisman adopted prospectively the US standard Extractive Activities – Oil and Gas whereby average annual commodity prices are used for purposes of calculating reserves. Had year-end prices been used to calculate reserves, this would have caused the Company's DD&A rate to be approximately $0.35/boe lower in the fourth quarter than the result achieved by adopting the new standard.

In North America, DD&A expense increased from 2008 despite lower production due principally to increased depletion rates in 2009 arising from high cost conventional reserve additions in 2008. Unit DD&A increased from the prior year due to higher depletion rates and a change in the production mix.

In the UK, DD&A expense decreased from 2008 for the reason stated above. Unit DD&A increased from the prior year, due primarily to a reduction in reserves, which increased the UK depletion rate.

TALISMAN ENERGY 2009 ANNUAL REPORT 15

In Scandinavia, DD&A expense decreased from 2008 as explained previously, partially offset by Rev production commencing in 2009. Unit DD&A decreased from the prior year due to an increase in reserves in certain properties and higher production volumes.

In Southeast Asia, an increase in DD&A expense of $128 million, or 50%, is the result of the start up of the Song Doc and Northern Fields projects and increased production in Australia, offset by lower DD&A expense due to lower production from PM305/314. Unit DD&A increased from the prior year primarily due to the start up of the Song Doc project and higher production in Australia.

For additional information relating to DD&A, refer to the 'Application of Critical Accounting Policies and the Use of Estimates' section of this MD&A and to notes 1e) and 8 to the Consolidated Financial Statements.

Dry Hole Expense

(millions of C$)	2009	2008	2007

North America	179	269	359

UK	30	93	104

Scandinavia	69	90	83

Southeast Asia	253	13	48

Other	53	27	1

	584	492	595

During 2009, the Company incurred dry hole expense of $584 million. In Southeast Asia, the Company wrote off a number of Vietnam exploration and appraisal wells, which were drilled outside the Hai Su Trang (HST) and Hai Su Den (HSD) development area within Block 15-2/01, and which did not encounter commercial hydrocarbons. In North America, dry hole expense was partly offset by a recovery of income tax credits of $34 million in respect of Alaskan exploration wells previously written off while, in 2008, dry hole expense of $42 million arose in Alaska.

Under the successful efforts method of accounting for oil and gas activities, the costs of unsuccessful and non-commercial exploration wells are written off to dry hole expense in the year a determination on success or commerciality is made. Until such determination is made, the costs are included in non-depleted capital. At December 31, 2009, $798 million of costs relating to exploration wells were included in non-depleted capital and not subject to DD&A, pending final determination (2008 – $1,121 million). The majority of the related wells were drilled in 2009. See note 8 to the Consolidated Financial Statements for further details.

Exploration Expense

(millions of C$)	2009	2008	2007

North America	84	165	148

UK	18	54	40

Scandinavia	22	50	34

Southeast Asia	75	84	22

Other	102	76	70

	301	429	314

Exploration expense consists of geological and geophysical costs, seismic, non-producing land lease rentals and indirect exploration expenses. These costs are expensed as incurred under the successful efforts method of accounting.

16 TALISMAN ENERGY 2009 ANNUAL REPORT

Corporate and Other

(millions of C$)	2009	2008	2007

General and administrative (G&A) expense	334	294	223

Interest on long-term debt	192	168	207

Capitalized interest	43	60	83

Stock-based compensation expense (recovery)	290	(73)	(15)

(Gain) loss on held-for-trading financial instruments	412	(1,664)	25

Other revenue	115	112	118

Other expense, net	48	(179)	36

G&A expense increased by $40 million relative to 2008, largely as a result of building Health, Safety, Security and Environment, Human Resources and Information Systems functionality.

Interest on long-term debt increased by $24 million relative to 2008, due principally to interest on notes issued in 2009.

Capitalized interest is associated with the Yme development in Scandinavia and with the Auk development in the UK. In 2008, interest was also capitalized in relation to the Rev project in Scandinavia and the Northern Fields and Song Doc projects in Southeast Asia. When an asset is substantially complete, interest is no longer capitalized.

The Company's stock option plans provide employees and directors with the choice upon exercise to purchase a share of the Company at the stated exercise price or to receive cash. The cash payment is equal to the difference between the option's exercise price and the share price at the time of surrender. Since the introduction of the cash feature, approximately 97% have been exercised for cash, resulting in reduced dilution of shares.

The Company's stock-based compensation expense is based on the difference between the Company's share price and the exercise price of its stock options or cash units. In 2009, stock-based compensation expense of $290 million (2008 – $73 million recovery) was incurred, due principally to the rising share price. The Company paid cash of $52 million (2008 – $211 million) to employees for options exercised. See note 13 to the Consolidated Financial Statements for details of the Company's stock-based compensation plans. Additional stock-based compensation expense or recovery in future periods is dependent on the movement of the Company's share price and the number of outstanding options and cash units.

The loss on held-for-trading financial instruments of $412 million is principally the result of rising commodity prices during 2009. See the 'Risk Management' section of this MD&A for further details concerning the Company's financial instruments.

Other revenue includes pipeline and custom treating tariffs of $85 million in 2009, compared to $90 million in 2008 and $85 million in 2007.

Other expense of $48 million includes property impairments of $70 million primarily related to the Burghley development in the UK, a net gain on asset disposals of $37 million, a foreign exchange gain of $15 million, restructuring charges of $18 million relating to the reorganization of the Company's North America business and miscellaneous interest of $18 million.

TALISMAN ENERGY 2009 ANNUAL REPORT 17

Income Taxes

The Company's effective income tax rate for 2009, after deducting PRT, was (5)% (2008 – 33%; 2007 – 39%). A number of events in the past three years have affected the Company's effective tax rates, including the proportion of income in higher rate jurisdictions and losses in lower rate jurisdictions and tax rate reductions in Canada.

(millions of C$)	2009	2008	2007

Income (loss) from continuing operations before tax	(566)	4,827	1,748

Less PRT

Current	65	83	262

Future	43	93	(4)

	108	176	258

	(674)	4,651	1,490

Income tax expense (recovery)

Current	720	1,375	656

Future	(686)	154	(70)

	34	1,529	586

Effective income tax rate (%)	(5)	33	39

The normalized effective tax rate was 4% (2008 – 34%, 2007 – 46%). This removes the impact of tax rate changes and the tax on unrealized foreign exchange gains on foreign denominated net debt and intercompany loans of $59 million (2008 – $84 million recovery; 2007 – $100 million). See note 19 to the Consolidated Financial Statements for additional information on the Company's income taxes. Foreign exchange rate fluctuations over the past several years have resulted in taxes on gains and losses related to intercompany loans, non-C$ denominated debt and US$ short term investments for which there is no corresponding amount reflected in income before taxes. The 2009 normalized effective tax rate results from net income in higher rate jurisdictions and losses in lower rate jurisdictions.

The UK government levies PRT on North Sea fields that received development approval before April 1993, based on gross profit after allowable deductions, including capital and operating expenditures. PRT, which is deductible for purposes of calculating corporate income tax, decreased as a result of lower volumes and income on fields in the UK subject to PRT. In addition to the UK, PRT is levied in Australia and other countries, where PRT expense of $21 million and $14 million respectively (2008 – $5 million and $28 million respectively) was recorded during 2009.

Capital Expenditures1,2

(millions of C$)	2009	2009 vs 2008 (%)	2008	2008 vs 2007 (%)	2007

North America	1,830	(21)	2,315	37	1,693

UK	680	(7)	733	(39)	1,205

Scandinavia	685	(17)	825	41	584

Southeast Asia	677	(13)	777	52	512

Other[3]	263	68	157	(7)	168

Exploration and development	4,135	(14)	4,807	15	4,162

Corporate, Information Systems and Administrative	47	(27)	64	56	41

Acquisitions	438	(3)	452	43	317

Dispositions	(321)	221	(100)	122	(45)

Discontinued operations

Proceeds on disposition	(2,451)	617	(342)	(76)	(1,432)

Capital expenditures	110	(63)	299	4	287

	1,958	(62)	5,180	56	3,330

1.
Excludes corporate acquisitions.

2.
Includes interest costs that are capitalized on major development projects until facilities are completed and ready for use.

3.
Other includes Algeria, Colombia, Peru, Qatar and the Kurdistan region of northern Iraq.

18 TALISMAN ENERGY 2009 ANNUAL REPORT

During 2009, shale properties were the focus of the Company's capital investment activities in North America. Of the $1.8 billion of capital expenditures in North America, $1.4 billion related to shale activity with the majority spent on progressing development of the Pennsylvania Marcellus and Montney shale programs and land purchases. The remaining capital was invested in conventional gas and other properties.

In North America, 95 gross (66 net) shale wells were drilled with 53 gross (45.5 net) in the Pennsylvania Marcellus Shale and 16 gross (15 net) wells in the Montney Shale.

Total capital expenditures in the UK were $680 million, including $149 million for exploration and $531 million for development. Major areas of development activity included the Auk, Claymore and Burghley fields. A total of seven development wells and three exploration wells were drilled in 2009, and one exploration well was drilling over year end.

In Scandinavia, total expenditures were $685 million with $157 million spent on exploration and $528 million spent on development. Development spending included drilling in the Yme, Varg, Brage and Gyda fields. A total of 14 development and exploration wells were drilled during 2009 and four development wells were drilling over year end.

In Southeast Asia, capital expenditures of $677 million included $233 million for exploration and $444 million for development. The exploration expenditure related principally to Block 15-2/01 in Vietnam and Block PM-3 CAA in Malaysia/Vietnam. Development spending included the Northern Fields oil project (including $106 million related to the capitalization of the Northern Fields FSO vessel lease), 17 infill/development wells, primarily in PM-3 CAA, and repairs and a sidetrack well in Australia. In 2009, Talisman participated in 42 development wells, seven exploration wells, and two exploration and appraisal wells were drilling over year end.

Capital expenditures in Algeria included $46 million for development, with Talisman participating in five development wells. Talisman spent $217 million on exploration activities in the rest of the world, including $46 million in Colombia, $70 million in Peru and $58 million in the Kurdistan region of northern Iraq. The Company participated in one exploration well in Colombia and one exploration well in the Kurdistan region of northern Iraq, with wells in Colombia, the Kurdistan region of northern Iraq and Peru drilling over year end.

During the year, the Company spent $253 million on strategic acquisitions in PNG to acquire eight onshore exploration blocks. The Company now holds interests in 10 blocks in PNG, subject to regulatory approval, as part of a gas aggregation strategy.

Information related to details and funding of the planned 2010 capital expenditures program is included in the 'Outlook for 2010' section of this MD&A.

Discontinued Operations

In accordance with Canadian GAAP, Talisman reports the results of continuing and discontinued operations. Discontinued operations include the results from assets the Company expects to sell and the results, to the closing date, of assets that have been sold. Comparative results have been restated to reflect the impact of operations that have been classified as discontinued during 2009. See note 3 to the Consolidated Financial Statements.

In 2009, Talisman completed the following transactions:

•
the sale of oil and gas producing assets in Western Canada through four separate transactions for proceeds of $1,247 million, resulting in an after tax gain of $456 million;

•
the sale of midstream assets in Western Canada for proceeds of $297 million, resulting in an after tax gain of $55 million;

•
the sale of assets in the Netherlands for proceeds of $596 million, resulting in an after tax gain of $471 million;

•
the sale of a 10% share in the Yme field offshore development and three exploration licences for proceeds of $113 million, resulting in an after tax gain of $6 million; and

•
the sale of assets in Trinidad and Tobago for proceeds of $278 million, resulting in an after tax gain of $93 million.

In 2009, Talisman also:

•
received $17 million relating to an agreement entered into in 2007 to sell assets in the UK resulting in an after tax gain of $11 million; and

TALISMAN ENERGY 2009 ANNUAL REPORT 19

•
entered into an agreement to sell its assets in Tunisia for proceeds of approximately $20 million plus working capital adjustments, resulting in an after tax write-down of $3 million. The sale is expected to be completed in 2010.

In 2008, Talisman completed the sale of assets in Western Canada and Denmark for proceeds of $247 million and $95 million, respectively, resulting in an after tax gain of $119 million and an after tax writedown of $46 million, respectively. In the UK, the Company recorded a positive after tax closing adjustment of $36 million and an after tax write-down of $32 million in respect of oil and gas properties sold in 2007 and 2006.

In 2007, Talisman completed the sale of non-core assets in Western Canada for aggregate proceeds of $1.2 billion, resulting in an aggregate after tax gain of $581 million. In the UK, the Company sold non-operated interests for proceeds of $510 million, resulting in an after tax gain of $355 million, and sold assets resulting in an after tax write-down of $32 million.

Talisman has approximately $236 million of abandonment letters of credit in place from January 1, 2010 until December 31, 2010 in respect of asset retirement obligations relating to assets sold in 2008.

Results of Discontinued Operations

	Years ended December 31

	North America			UK			Scandinavia			Other			Total
(millions of C$)	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007

Income (loss) from discontinued operations, net of tax	44	207	183	–	32	111	1	20	(7)	19	69	3	64	328	290

Gain (loss) on disposition of assets, net of tax	511	119	581	482	4	303	(2)	(54)	–	90	–	–	1,081	69	884

Net income (loss) from discontinued operations	555	326	764	482	36	414	(1)	(34)	(7)	109	69	3	1,145	397	1,174

Daily Average Production Volumes of Discontinued Operations

	2009	2009 vs 2008 (%)	2008	2008 vs 2007 (%)	2007

North America

oil and liquids (mbbls/d)	7	(42)	12	(20)	15

natural gas (mmcf/d)	15	(56)	34	(64)	95

UK

oil and liquids (mbbls/d)	–	(100)	1	(89)	9

natural gas (mmcf/d)	–	(100)	20	(73)	73

Scandinavia

oil and liquids (mbbls/d)	–	(100)	1	(67)	3

Other

oil and liquids (mbbls/d)	2	(67)	6	(14)	7

Total discontinued operations (mboe/d)	12	(59)	29	(53)	62

Of the 12 mboe/d of production from discontinued operations in 2009, 11 mboe/d represents production from asset sales that closed in the year, while 1 mboe/d represents production from asset sales that are expected to close in 2010.

Reserves Replacement

Talisman's 2009 reserves data has been compiled in accordance with the SEC's new reserves disclosure requirements, which include an average annual pricing methodology. Refer to the 'New Regulatory Developments' section of this MD&A for further information. In addition, Talisman has adopted the new FASB accounting standard Extractive Activities – Oil and Gas for both Canadian and US reporting purposes. 2008 reserves data was calculated under the previous SEC reserves estimation requirements, which included a year-end pricing methodology.

20 TALISMAN ENERGY 2009 ANNUAL REPORT

Talisman added 250.9 mmboe of proven reserves compared to production of 155.0 mmboe for a replacement of 162% of 2009 production. North America accounts for the largest increase in reserves as a result of the successful drilling programs in both the Pennsylvania Marcellus and Montney shale plays. Price-related revisions increased gross proved reserves by 77.1 mmboe, principally related to the Company's UK operations.

Talisman added 116.8 mmbbls of gross proven oil and liquids reserves through drilling and revisions. The UK (50%) and North America (19%) account for the majority of Talisman's oil and liquids reserves as at December 31, 2009. International reserve additions are dependent on the timing of project approvals and drilling results. In 2009, Talisman had one project sanctioned in Southeast Asia.

Talisman added 804.8 bcf of gross proven natural gas reserves through drilling and revisions. In North America, gross total proved natural gas reserves were 2.9 tcf at December 31, 2009, up 9% from the previous year. North America comprised 55% of the Company's gross total proved natural gas reserves as at December 31, 2009.

At the year-end, proved shale reserves accounted for about 18% of gross North American natural gas reserves. Talisman's gross proved international natural gas reserves at the year-end were 2.4 tcf, down 12% from the previous year. International reserves accounted for 45% of the Company's total proved natural gas reserves, with Southeast Asia constituting 43% of total worldwide gross proved natural gas reserves.

Total gross proved	Oil & natural gas liquids (mmbbls)	Natural gas (bcf)	boe (mm)

At December 31, 2008	544.5	5,338.4	1,434.3

Discoveries, extensions and additions	29.0	861.7	172.6

Net dispositions	(52.5)	(402.0)	(119.5)

Price revisions	86.0	(53.1)	77.1

Other revisions	1.8	(3.8)	1.2

Production	(76.9)	(468.5)	(155.0)

At December 31, 2009	531.9	5,272.7	1,410.7

The Company uses reserves replacement ratios as an indicator of its ability to replenish annual production volumes and grow its reserves. It should be noted that a reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely based on the extent and timing of new discoveries, project sanctioning, property acquisitions and year-end prices. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not take into account the cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

The proved reserves replacement ratios, noted in the 'Highlights' section of this MD&A were calculated as follows: 162% was calculated by dividing the sum of changes (discoveries, extensions and additions, price revisions and other revisions) to gross proved oil and gas reserves during 2009 by the Company's 2009 gross production; and 112% was calculated by excluding price revisions from changes to gross proved oil and gas reserves.

Liquidity and Capital Resources

Talisman's long-term debt at December 31, 2009 was $3.8 billion ($2.1 billion, net of cash and cash equivalents and bank indebtedness), down from $4.0 billion ($3.9 billion, net of cash and cash equivalents and bank indebtedness) at December 31, 2008. During 2009, the Company generated $3.6 billion of cash provided by operating activities, incurred capital expenditures of $4.1 billion, received proceeds of $2.7 billion from the disposition of non-core assets and received proceeds of $1.0 billion from the settlement of held-for-trading commodity derivatives.

The Company has an active hedging program that will partially protect 2010 cash flow from the effect of declining commodity prices. At December 31, 2009, the fair value of the Company's commodity price derivatives was a liability of $265 million, which can be settled from cash on hand. See the 'Risk Management' section of this MD&A.

The majority of the Company's debt matures subsequent to 2014, with $10 million maturing in 2010 and $350 million in 2011.

TALISMAN ENERGY 2009 ANNUAL REPORT 21

The Company is in compliance with all of its debt covenants. The Company's principal financial covenants include a debt to cash flow ratio, calculated quarterly on a trailing twelve month basis, and a minimum net worth requirement, calculated quarterly but based on the most recently completed year-end results.

At December 31, 2009, the Company had not drawn against its available $2.8 billion of bank lines of credit, which are fully committed through 2012. These maturity dates may be extended from time to time by agreement between the Company and the respective lenders. The Company enhanced its liquidity during 2009 with the issuance of US$200 million notes under a private placement agreement and US$700 million of public debt notes.

Two ratios that the Company uses to measure its financial strength are the debt-to-debt plus equity ratio, and debt-to-cash flow ratio (where cash flow is defined as cash provided by operating activities plus changes in non-cash working capital). At December 31, long-term debt-to-long-term debt plus shareholders' equity was 26%. For the year ended December 31, 2009, the long-term debt-to-cash flow ratio was 0.96:1. See note 12 to the Consolidated Financial Statements for further details of the ratios used by the Company to manage capital.

The Company routinely assesses the financial strength of its joint venture participants and customers, in accordance with the credit risk guidelines. At this time, Talisman expects that the counterparties will be able to meet their obligations when they become due.

A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At December 31, 2009, approximately 89% of the Company's trade accounts receivable were current. Talisman had no customers with individually significant balances outstanding at December 31, 2009. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The maximum credit exposure associated with accounts receivable is the carrying value.

The Company utilizes letters of credit largely pursuant to uncommitted letter of credit facilities. Letters of credit are issued by banks under these uncommitted facilities and most are renewed annually. At December 31, 2009, letters of credit totaling $1.3 billion had been issued. The balance of outstanding letters of credit increased to $1.4 billion on January 1, 2010.

Talisman's investment grade senior unsecured long-term debt credit ratings from DBRS, Moody's and S&P are BBB (high) (stable outlook), Baa2 (negative outlook) and BBB (stable outlook), respectively.

On April 9, 2008, the Company filed, as part of a registration statement, a debt shelf prospectus in the US under the Multi-Jurisdictional Disclosure System pursuant to which it may issue up to US$2 billion of debt securities in the US public debt market. The Company simultaneously filed a medium term note shelf prospectus in Canada pursuant to which it may issue up to $1 billion of medium term notes in the Canadian public debt market. In May 2009, the Company issued US$700 million of notes pursuant to the shelf prospectus in the US.

In November 2009, Talisman renewed its normal course issuer bid (NCIB) with the Toronto Stock Exchange pursuant to which the Company may repurchase up to 50,945,743 of its common shares (representing 5% of the common shares outstanding at November 18, 2009) during the 12-month period commencing December 2, 2009 and ending December 1, 2010. Shareholders may obtain a copy of the Company's notice of intention to make an NCIB free of charge by emailing the Company at tlm@talisman-energy.com. During the year ended December 31, 2009, Talisman did not repurchase any common shares of the Company under its NCIB.

Common share dividends of $229 million were paid in 2009 (2008 – $204 million; 2007 – $180 million) at an aggregate of $0.225 per share (2008 – $0.20 per share; 2007 – $0.175 per share). The Company's dividend is determined semi-annually by the Board of Directors.

At December 31, 2009, there were 1,014,876,564 common shares outstanding (2008 – 1,014,708,249). Subsequent to December 31, 2009, 29,900 stock options were exercised for shares. In addition, following the vesting of the 2008 PSU Plan units on January 31, 2010, the 4,062,000 shares held in trust were used to settle the Company's obligation and, accordingly, were added back to the total issued and outstanding common shares. There were 1,018,968,464 common shares outstanding at February 26, 2010.

At December 31, 2009, there were 69,489,526 stock options and 10,078,102 cash units outstanding. Subsequent to December 31, 2009, 1,534,939 stock options were exercised for cash, 29,900 were exercised for shares, 171,985 were granted and 122,822 were cancelled, with 67,973,850 outstanding at February 26, 2010. Subsequent to December 31, 2009, 120,020 cash units were exercised, 6,470 were granted and 13,540 were cancelled with 9,951,012 outstanding at February 26, 2010.

22 TALISMAN ENERGY 2009 ANNUAL REPORT

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector. The Company may make acquisitions, investments or dispositions, some of which may be material. In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company's liquidity and capital resources, refer to notes 10 and 13 to the Consolidated Financial Statements.

Sensitivities

Talisman's financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annual impact of these factors for 2010 (excluding the effect of derivative contracts) is summarized in the following table, based on an approximate WTI oil price of US$60/bbl, a NYMEX natural gas price of US$3.50/mmbtu and exchange rates of US$0.85=C$1 and UK£1=C$1.88.

(millions of C$)	Net Income	Cash Provided by Operating Activities

Volume changes

Oil – 10,000 bbls/d	50	95

Natural gas – 60 mmcf/d	20	55

Price changes[1]

Oil – US$1/bbl	35	40

Natural gas: (North America)[2] – US$0.10/mcf	20	25

Exchange rate changes

US$/C$ decreased by US$0.01	30	35

C$/UK£ increase by C$0.02	(10)	1

1.
The impact of price changes excludes the effect of commodity derivatives. See specific commodity derivatives terms in the 'Risk Management' section of this MD&A, and note 15 to the Consolidated Financial Statements.

2.
Price sensitivity on natural gas relates to North American natural gas only. The Company's exposure to changes in the natural gas prices in the UK and Scandinavia is not material. The natural gas price in Malaysia, Vietnam and most of the natural gas price in Indonesia is linked to the price of crude oil and, accordingly, has been included in the price sensitivity for oil.

Commitments and Off-Balance Sheet Arrangements

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company's future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments; abandonment obligations; lease commitments relating to corporate offices and ocean-going vessels; firm commitments for gathering, processing and transmission services; minimum work commitments under various international agreements; other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company's abandonment obligations, debt repayment obligations and significant commitments can be found in notes 9, 10 and 16, respectively, to the Consolidated Financial Statements. A discussion of the Company's derivative financial instruments and commodity sales contracts can be found in the 'Risk Management' section of this MD&A.

TALISMAN ENERGY 2009 ANNUAL REPORT 23

The following table includes the Company's gross long-term debt, abandonment obligations, stock options and cash units, and other expected future payment commitments as at December 31, 2009 and estimated timing of such payments:

			Payments due by period1,[2] (millions of C$)

Commitments	Liability recognized in balance sheet	Total	Less than 1 year	1-3 years	3-5 years	> 5 years

Gross long-term debt	Yes – Liability	3,820	10	350	52	3,408

Abandonment obligations[3]	Yes – Partially accrued as liability	4,762	30	60	123	4,549

Office leases	No	182	41	69	62	10

Vessel leases	No	822	195	333	217	77

Transportation and processing commitments [4]	No	1,252	191	359	242	460

Minimum work commitments	No	818	251	397	151	19

Other service contracts [5]	No	1,062	569	337	95	61

Stock-based compensation[6]	Yes – Liability	307	280	27	–	–

Total		13,025	1,567	1,932	942	8,584

1.
Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivative contracts.

2.
Payments denominated in foreign currencies have been translated at the December 31, 2009 exchange rate.

3.
The abandonment obligation represents management's probability weighted, undiscounted best estimate of the cost and timing of future dismantlement, site restoration and abandonment obligations based on engineering estimates and in accordance with existing legislation and industry practice.

4.
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

5.
Other service contracts includes drilling rig commitments to meet a portion of the Company's future drilling requirements.

6.
The liability for stock-based compensation recognized on the balance sheet is based on the Company's year-end stock price and the number of stock options and cash units outstanding, adjusted for vesting terms. The amount included in this table includes the full value of unvested stock options and cash units. Timing of payments is based on vesting and expiry. Actual payments are dependent on the Company's stock price at the time of exercise.

Risk Management

Talisman monitors its exposure to variations in commodity prices, interest rates and foreign exchange rates. The Company periodically enters into physical delivery transactions for commodities at fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates. These contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values, and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 1(l) to the Consolidated Financial Statements. Derivative financial instruments and commodity sales contracts outstanding at December 31, 2009, including their respective fair values, are detailed in notes 15 and 16 to the Consolidated Financial Statements.

To date, the Company has elected not to designate as hedges any commodity price derivative contracts entered into since January 1, 2007. Additionally, in 2008, the Company no longer designated its interest rate swap as a fair value hedge. These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income quarterly. This can potentially increase the volatility of net income.

24 TALISMAN ENERGY 2009 ANNUAL REPORT

Commodity Price Derivative Financial Instruments

The Company had the following commodity price derivative contracts outstanding at December 31, 2009, none of which were designated as a hedge:

Contract	Term	Average volume	Average price or floor/ceiling

Oil

Dated Brent oil collars	Jan-Dec 2010	28,000 bbls/d	US$52.57/80.14

Dated Brent oil collars	Jan-Dec 2010	25,000 bbls/d	US$71.72/90.00

WTI crude oil collars	Jan-Dec 2010	22,000 bbls/d	US$50.20/60.87

Natural Gas

AECO natural gas collars	Jan-Jun 2010	94,820 mcf/d	C$5.82/7.17

AECO natural gas collars	Jan-Dec 2010	47,410 mcf/d	C$5.78/7.39

NYMEX natural gas collars	Jul-Dec 2010	95,000 mcf/d	US$5.90/7.03

ICE natural gas swaps	Jan 2010-Jun 2011	18,879 mcf/d	C$6.69

Further details of contracts outstanding are presented in note 15 to the Consolidated Financial Statements.

The Company entered into the following commodity price derivative contracts during the period from January 1, 2010 to February 26, 2010:

Contract	Term	Average volume	Average price or floor/ceiling

Natural Gas

NYMEX natural gas collars	Jan-Dec 2011	71,202 mcf/d	US$6.14/6.59

NYMEX natural gas swaps	Jan-Dec 2011	23,734 mcf/d	US$6.12

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are intended to be settled by delivering the product. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract. The Company anticipates having sufficient future production to meet these fixed price sales contract commitments.

The Company had the following physical commodity contracts outstanding at December 31, 2009:

Contract	Term	mcf/d	C$/mcf

AECO natural gas swaps	Jan-Dec 2010	14,223	6.33

AECO natural gas collars	Jan-Dec 2010	175,417	6.33/7.55

AECO natural gas swaps	Jan 2010-Dec 2011	3,671	3.10

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside of North America and the North Sea, Talisman has entered into a number of long-term sales contracts.

The majority of Talisman's Corridor natural gas production in Indonesia is currently sold under three long-term sales agreements with Caltex, Singapore Power and PGN. Under the agreement with Caltex, the majority of natural gas sales are exchanged for crude oil on a percentage of an energy equivalent basis. The minimum volume commitment under this contract is approximately 236 bcf over the remaining 12 year life of the contract. Under the agreement with Singapore Power, sales to Singapore from Corridor are referenced to the spot price of fuel oil in Singapore. The minimum volume commitment is approximately 260 bcf over the remaining 14 year life of the contract. Sales from Corridor to West Java are under long-term contract at a price of US$1.91/mcf, with no associated transportation costs. The minimum volume commitment is approximately 713 bcf over the remaining 14 year life of the contract.

TALISMAN ENERGY 2009 ANNUAL REPORT 25

The Company is subject to volume delivery requirements for approximately 100 mmcf/d at prices referenced to the Singapore fuel oil spot market in relation to a long-term sales contract relating to the PM-3 CAA PSC in Malaysia/Vietnam, ending in 2018. In the event these delivery requirements are not met in a contract year, volumes delivered in the subsequent contract year are subject to a 25% price discount on the quantities that were not delivered in the prior year.

Currently, the Company anticipates having sufficient production to meet all future delivery requirements.

Interest Rate and Foreign Exchange Swaps

In order to swap a portion of the US$375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually. The Company no longer designated the swap as a hedge starting in the fourth quarter of 2008.

In conjunction with the issuance of the 4.44% C$350 million medium term notes due in 2011, the Company entered into a cross currency swap in order to hedge the foreign exchange exposure on this C$ denominated liability. As a result, the Company is effectively paying interest semi-annually in US$ at a rate of 5.05% on a notional amount of US$304 million. The cross currency swap is designated as a cash flow hedge.

26 TALISMAN ENERGY 2009 ANNUAL REPORT

Summary of Quarterly Results

The following is a summary of quarterly results of the Company for the eight most recently completed quarters:

		Three months ended

(millions of C$, unless otherwise stated)	Total Year	Dec. 31[1]	Sept. 30[1]	Jun. 30[1]	Mar. 31[1]

2009

Gross sales	7,528	2,180	1,766	1,771	1,811

Total revenue	6,488	1,825	1,531	1,580	1,552

Net income (loss) from continuing operations	(708)	(190)	11	(435)	(94)

Net income (loss)	437	(111)	30	63	455

Per common share ($)

Net income (loss) from continuing operations	(0.70)	(0.19)	0.01	(0.43)	(0.09)

Diluted net income (loss) from continuing operations[2]	(0.70)	(0.19)	0.01	(0.43)	(0.09)

Net income (loss)	0.43	(0.11)	0.03	0.06	0.45

Diluted net income (loss)[2]	0.43	(0.11)	0.03	0.06	0.45

Daily average production

Oil and liquids (bbls/d)[3]	201	200	188	200	217

Natural gas (mmcf/d)	1,268	1,312	1,239	1,254	1,271

Continuing operations (mboe/d)	413	418	393	409	429

Discontinued operations (mboe/d)	12	5	8	15	21

Total (mboe/d)	425	423	401	424	450

2008

Gross sales	11,275	2,121	3,203	3,645	2,306

Total revenue	9,358	1,774	2,647	2,969	1,968

Net income from continuing operations	3,122	1,163	1,334	226	399

Net income	3,519	1,202	1,425	426	466

Per common share ($)

Net income from continuing operations	3.07	1.14	1.32	0.22	0.39

Diluted net income from continuing operations[2]	3.02	1.13	1.28	0.22	0.39

Net income	3.46	1.18	1.40	0.42	0.46

Diluted net income[2]	3.40	1.16	1.38	0.41	0.45

Daily average production

Oil and liquids (bbls/d)[3]	204	209	212	199	195

Natural gas (mmcf/d)	1,193	1,190	1,231	1,210	1,140

Continuing operations (mboe/d)	403	407	418	400	385

Discontinued operations (mboe/d)	29	25	25	32	34

Total (mboe/d)	432	432	443	432	419

1.
Prior periods have been restated to reflect the impact of discontinued operations. See note 3 to the Consolidated Financial Statements.

2.
Diluted net income per common share is calculated using the treasury stock method, which gives effect to the potential dilution that could occur if stock options were exercised in exchange for common shares. However, since the introduction of the cash feature in the Company's Employee Stock Option Plan, only approximately 3% of stock options have been exercised for common shares and, therefore, the dilution was insignificant.

3.
Includes oil volumes produced into, and excludes oil volumes (sold out of) inventory for the years ended December 31, 2008 and 2007 of (5,479) bbls/d and 1,726 bbls/d, respectively.

During the fourth quarter of 2009, gross sales increased by $59 million over the fourth quarter of 2008 as a result of increased gas production and increased oil prices, partially offset by decreased oil production and decreased gas prices. Net income from continuing operations in the fourth quarter decreased by $1.4 billion from the same period in 2008 resulting from a loss on

TALISMAN ENERGY 2009 ANNUAL REPORT 27

held-for-trading financial instruments compared to a gain of approximately $1.7 billion in 2008, offset by a decrease in DD&A expense.

Also, during the fourth quarter of 2009, the Company:

•
added to its land acreage in the Pennsylvania Marcellus and Montney shale plays;

•
closed sales of oil and gas producing assets in Western Canada for aggregate proceeds of $447 million, resulting in an aggregate gain of $78 million; and

•
closed the sale of a 10% interest in the Yme asset in Scandinavia.

Outlook for 2010

Talisman expects production in 2010 will be broadly the same as 2009 at around 425,000 boe/d, excluding any asset sales in North America during 2010. Capital spending is expected to be approximately $5.2 billion (including approximately $300 million of capitalized leases), funded by cash provided by operating activities, proceeds from expected asset sales and Talisman's balance sheet strength.

North America

Talisman plans to spend $1.9 billion in North America in 2010, $1.6 billion of which will be spent on shale programs. Within the Pennsylvania Marcellus and Montney shale plays, development drilling is expected to more than double from 2009 levels.

In the Pennsylvania Marcellus, the Company has budgeted close to $1 billion, ramping up to 10 rigs (currently six) over the course of 2010. Talisman plans to drill 170 net wells in the Pennsylvania Marcellus in 2010 (up from 45.5 in 2009), with about 145 wells completed and tied-in. Talisman expects to exit 2010 at between 250-300 mmcf/d, up from 65 mmcf/d at the end of 2009. Plans are built on an expected ultimate recovery per well of 3.5 bcf, with 30 day initial production rates of 3 mmcf/d. The majority of Pennsylvania Marcellus wells have been permitted and the Company has secured sufficient egress capacity, water access and disposal for its 2010 plans.

In the Montney Shale, Talisman is moving the Farrell Creek area into commercial development with approximately 25 horizontal development wells expected in 2010 and plans to complete 17 of these during the year. In addition, Talisman expects to drill 10-15 Montney shale pilot wells. The Company will increase its number of rigs in the Montney Shale in 2010 and spend approximately $550 million.

Spending on the conventional asset base will be limited to $270 million, a significant portion of which will be focused on the Chauvin oil development drilling program, with the remainder spent on focused, high return, tight gas drilling in the Ojay and Wild River production areas.

UK

In the UK, planned development expenditures in 2010 are $800 million.

Major projects in the UK include the Auk North project (first production expected in 2011), the Auk South project (first production expected in 2012) and the Burghley development (first production expected in 2010). Talisman is also completing a well north of Tweedsmuir to test a northern extension to the field. The Company also expects to restart development drilling in Claymore and begin the first phase of an upgrade project to the Claymore compressors, which should improve field reliability.

Development planning will commence for the recent Cayley, Shaw and Godwin discoveries, which will be linked to an upgrade of the Montrose/Arbroath facilities.

Scandinavia

In Scandinavia, planned development expenditures in 2010 are $850 million, which includes a non-cash capitalized lease of approximately $300 million. Activities will focus on bringing the Yme redevelopment project onstream, with first oil expected in the second half of 2010. There is also a 10 well development program planned for the Varg, Gyda and Brage areas.

28 TALISMAN ENERGY 2009 ANNUAL REPORT

Southeast Asia

In Southeast Asia, planned development expenditures in 2010 are $780 million. Major activities include a 16 development/infill well drilling program at PM-3 CAA in Malaysia/Vietnam, platform upgrades and planning for the Phase 2 incremental oil recovery project.

The Company is currently reassessing the design of its HSD/HST oilfield developments in Vietnam. Talisman and its working interest partners approved sanction of the Kitan discovery offshore Australia and are awaiting approval from the Timor Leste/Australia Authority. First production from this discovery is expected to occur in 2011. The Company expects to start development drilling in PNG for the early condensate recovery scheme in one of the blocks acquired in 2009.

Other

Capital expenditures on development in the rest of the world during 2010 are expected to be $190 million.

International Exploration

Excluding North America, exploration spending in 2010 is budgeted at approximately $700 million.

Nearly $500 million of the total will be spent in potential new core areas, with wells planned for Colombia, Peru and the Kurdistan region of northern Iraq, as well as the first two deepwater wells in the Pasangkayu PSC in the Makassar Strait, Indonesia. As part of the plan to aggregate gas in PNG, the Company plans to drill onshore wells in 2010.

The remainder of the exploration spend will be in existing core areas. Talisman plans an appraisal well on the Grevling discovery in Norway. The Company plans to drill an exploration well in the Northern Fields in PM-3 CAA and reprocess seismic over the Sabah exploration blocks acquired during 2009.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the United States Exchange Act of 1934, as amended (the Exchange Act).

Management, including the Company's Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the Company's internal control over financial reporting based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment as at December 31, 2009, the end of the Company's fiscal year, management has concluded that the Company's internal control over financial reporting is effective.

The results of management's assessment were reviewed with the Audit Committee of the Company's Board of Directors. Ernst & Young LLP, the independent registered public accounting firm that audited the Company's Consolidated Financial Statements included herewith, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), which is an exhibit to the Company's Annual Report on Form 40-F.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company's financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate.

During 2009, Talisman implemented a new financial reporting consolidation application. The implementation of this new application was not in response to any deficiency in the Company's internal controls, rather the application provides an improvement to the Company's internal control environment. The application was rigorously tested prior to implementation and management believes this application provides an increased level of control over the consolidated financial statement preparation process.

During 2009, Talisman implemented 'Integrity Matters', a tool that allows employees, contract workers, vendors and all other Talisman stakeholders to voice concerns about the Company and its operations. In addition, Talisman launched a global investigation policy to ensure appropriate follow up to those concerns. 'Integrity Matters' replaces and expands the scope of the previous Accounting and

TALISMAN ENERGY 2009 ANNUAL REPORT 29

Auditing hotline. It is management's opinion that these changes will provide a more effective means to ensure serious grievances are heard and dealt with, and represents an improvement in the Company's internal control environment.

There have been no other significant changes in Talisman's internal control over financial reporting during 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operations of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files with or submits to the Canadian securities administrators and the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods required.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

It should be noted, while the Company's Chief Executive Officer and Chief Financial Officer believe, with reasonable assurance, that the Company's disclosure controls and procedures are effective, they do not expect that the Company's disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not expected to have a material impact on the Company's financial position.

In September 2006, the United States District Court for the Southern District of New York (the "Court") granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. In October 2009, the Second Circuit Court of Appeals dismissed the plaintiffs' appeal of the Court's decision granting Talisman's Motion for Summary Judgment, denying class certification and refusing to consider the plaintiffs' proposed third amended complaint. The plaintiffs have indicated they intend to request the US Supreme Court to hear an appeal of the Second Circuit Court of Appeals decision. Talisman believes the lawsuit is entirely without merit.

Application of Critical Accounting Policies and the Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is also required to adopt accounting policies that require the use of significant estimates. Actual results could differ materially from those estimates. A summary of significant accounting policies adopted by Talisman can be found in note 1 to the Consolidated Financial Statements. In assisting the Company's Audit Committee to fulfil its financial statement oversight role, management regularly meets with the committee to review the Company's significant accounting policies, estimates and any significant changes thereto, including those discussed below.

Management believes the most critical accounting policies, including judgments in their application, which may have an impact on the Company's financial results, relate to the accounting for PP&E, asset retirement obligations and goodwill. The rate at which the Company's assets are depreciated or otherwise written off and the asset retirement liability provided for, with the associated accretion

30 TALISMAN ENERGY 2009 ANNUAL REPORT

expensed to the income statement, are subject to a number of judgments about future events, many of which are beyond management's control. Reserves recognition is central to much of an oil and gas company's accounting, as described below.

Reserves Recognition

Underpinning Talisman's oil and gas assets and goodwill are its oil and gas reserves. Detailed rules and industry practice, to which Talisman adheres, have been developed to provide uniform reserves recognition criteria. However, the process of estimating oil and gas reserves is inherently judgmental. There are two principal sources of uncertainty: technical and commercial. Technical reserves estimates are made using available geological and reservoir data as well as production performance data. As new data become available, including actual reservoir performance, reserves estimates may change. Reserves can also be classified as proved or probable with decreasing levels of certainty as to the likelihood that the reserves will be ultimately produced.

Reserves recognition is also impacted by economic considerations. In order for reserves to be recognized, they must be reasonably certain of being produced under existing economic and operating conditions, which is viewed as being annual average commodity prices with a cost profile based on current operations. Reporting oil and gas reserves based on annual average prices determined by the prices in effect on the first day of each month, rather than year-end prices, represents a change from previous methodology. Refer to the 'Changes in Accounting Policies' and 'New US Accounting Pronouncements' sections of this MD&A for further information. Any anticipated changes in conditions must have reasonable certainty of occurrence. In particular, in international operations, consideration includes the status of field development planning and gas sales contracts. As economic conditions change, primarily as a result of changes in commodity prices and, to a lesser extent, operating and capital costs, marginally profitable production, typically experienced in the later years of a field's life cycle, may be added to reserves or, conversely, may no longer qualify for reserves recognition.

The Company's reserves and revisions to those reserves, although not separately reported on the Company's balance sheet or income statement, impact the Company's reported net income through the DD&A of the Company's property, plant and equipment, asset and goodwill impairments and the provision for future asset retirement obligations.

The Reserves Committee of Talisman's Board of Directors reviews the Company's reserves booking process and related public disclosures and the report of the internal qualified reserves evaluator (IQRE). The primary responsibilities of the Reserves Committee of the Board of Directors include, among other things, reviewing the Company's reserves booking process and recommending to the Board of Directors the Company's annual disclosure of reserves data and other oil and gas information contained in the Company's Annual Information Form. The IQRE reports the Company's annual reserves data to the Reserves Committee and delivers a regulatory certificate regarding proved reserves and their related future net cash flows.

Depreciation, Depletion and Amortization Expense (DD&A)

A significant portion of the Company's property, plant and equipment is amortized based on the unit of production method with the remaining assets being amortized equally over their expected useful lives. The unit of production method attempts to amortize the asset's cost over its proved oil and gas reserves base. Accordingly, revisions to reserves or changes to management's view as to the operational lifespan of an asset will impact the Company's future DD&A expense. Depletion rates are updated annually unless there is a material change in circumstances, in which case they would be updated more frequently. Material changes in year-end reserves are reflected in the fourth quarter depletion rate.

As outlined in the Company's DD&A accounting policy and PP&E notes (notes 1(d), 1(e) and 8 to the Consolidated Financial Statements), $4.7 billion (2008 – $5.1 billion) of the Company's PP&E is held in non-depleted capital and is not currently subject to DD&A. The balance of non-depleted capital relates to the costs of individually material land purchases ($1.9 billion) which will either be transferred to the depletable base when proved or written off if unsuccessful, development projects which will be amortized when production commences ($1.6 billion), the costs of acquired unproved reserves ($0.4 billion) and incomplete drilling activities, including those wells under evaluation or awaiting infrastructure ($0.8 billion). Uncertainty exists with the recoverability of these costs. For example, if the evaluation of the acquired probable reserves or recently drilled exploration wells is determined to be unsuccessful, the associated capitalized costs would be expensed in the year such determination is made, except that, in the case of acquired probable reserves associated with producing fields, these costs would be amortized over the reserves base of the associated producing field. Accordingly, the rate at which these costs are written off depends on management's view of the likelihood of the existence of economically producible reserves.

TALISMAN ENERGY 2009 ANNUAL REPORT 31

Successful Efforts Accounting

Talisman uses the successful efforts method to account for its oil and gas exploration and development costs. Acquisition costs and development costs are capitalized and depleted using the unit of production method. Costs of drilling unsuccessful exploration wells (dry hole costs) and all other exploration costs, including geological and geophysical costs, are expensed.

The alternative method of accounting for oil and gas exploration and development costs is the full cost method. Under this method, costs of unsuccessful exploration wells as well as all other exploration costs are capitalized and added to the property, plant and equipment balance to be depleted on a unit of production basis in the future. In addition, future development costs are depleted over the total proved reserves.

The differences between the full cost and successful efforts methods of accounting make it difficult to compare net income between companies that use different methods of accounting.

Asset Impairments

The Company's oil and gas assets and goodwill are subject to impairment tests. An impairment charge is recorded in the year an asset is determined to be impaired under the successful efforts method. Any impairment charge is the difference between the carrying value of the asset and its fair value. The determination of fair value requires management to make assumptions regarding cash flows into the future that are subject to revisions due to changes in commodity prices, costs, recoverable reserves, production profiles and discount rates. Changes in any of these assumptions could result in an impairment of all or a portion of the carrying value of oil and gas assets and goodwill in future periods.

During the year, the Company recorded an impairment of oil and gas assets of $70 million (2008 – $4 million; 2007 – $9 million), which is included in other expenses on the Consolidated Statements of Income.

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is subject to impairment reviews in the fourth quarter of each year, or more frequently as economic events dictate. The impairment test requires that goodwill be allocated to reporting units which are determined by aggregating components having similar economic characteristics and/or are in similar geographic locations. These reporting units correspond with the segments described in note 24 to the Consolidated Financial Statements and have not changed during the year. No impairments to goodwill were recorded during the year.

Purchase Price Allocations

The costs of corporate and asset acquisitions are allocated to the acquired assets and liabilities based on their fair value at the time of acquisition. In many cases, the determination of fair value requires management to make certain assumptions and estimates regarding future events. Typically in determining fair value, management develops a number of possible future cash flow scenarios to which probabilities are judgmentally assigned. The acquired assets and liabilities may span multiple geographical segments and may be amortized at different rates, or not at all as in the case of goodwill or, initially, for acquired probable reserves. Accordingly, the allocation process impacts the Company's reported assets and liabilities and future net income due to the impact on future DD&A expense and impairment tests.

In 2009, Talisman completed the following transactions:

•
acquired all of the outstanding shares of Rift Oil plc, a public company having 100% working interests in two exploration licences in PNG, for $198 million in cash;

•
acquired all of the outstanding shares of Horizon Oil (Kanau) Limited, a company having interests in exploration licences in PNG, for $32 million in cash. A portion of this transaction is awaiting government approval. Once approval is obtained, an additional cash payment of $21 million will be required;

•
acquired all of the outstanding shares of Papua Petroleum Limited, a company having interests in four exploration licences in PNG, for $23 million in cash;

•
acquired an operated interest in Block K9 in the Kurdistan region of northern Iraq for $29 million in cash, plus additional payments which are dependent upon the level of estimated reserves; and

•
completed minor oil and gas property acquisitions for $28 million in cash.

32 TALISMAN ENERGY 2009 ANNUAL REPORT

In 2008, Talisman completed the following transactions:

•
acquired all of the outstanding shares of RSX Energy Inc., a public company with natural gas assets located in the Outer Foothills and Peace River areas of northern Alberta;

•
acquired a 40% working interest in Block K44 in the Kurdistan region of northern Iraq. The Company also entered into a seismic services agreement related to Block K39 for a period of two years, following which Talisman has the option to enter into a PSCs as operator of the block with a 60% working interest; and

•
completed minor oil and gas property acquisitions in North America.

In 2007, Talisman completed the following transactions:

•
acquired 100% of the shares of a company having a 3.06% participating interest in the Tangguh LNG Project located in Indonesia; and

•
completed minor oil and gas property acquisitions.

Refer to note 4 to the Consolidated Financial Statements for further details of the Company's acquisitions.

Asset Retirement Obligations (ARO)

Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with abandonment and reclamation activities. At December 31, 2009, the discounted fair value of the Company's ARO liability was $2.2 billion (2008 – $2.0 billion) and is recorded as a liability on the Company's balance sheet. In determining the fair value of the Company's ARO liability, management developed a number of possible abandonment scenarios to which probabilities were assigned based on management's reasonable judgment. The total undiscounted abandonment obligations were estimated at $4.8 billion at December 31, 2009 (2008 – $4.7 billion), which is based on management's probability weighted estimate of costs and is in accordance with existing legislation and industry practice.

Estimates of the associated costs are subject to uncertainty associated with the method, timing and extent of future retirement activities. Accordingly, the annual expense associated with future abandonment and reclamation activities is impacted by changes in the estimates of the expected costs and reserves. Changes to these estimates in the past year resulted in an increase to the ARO liability of $218 million related primarily to changes in estimated field life in the UK. As an indication of possible future changes in the estimated liability, if all of the Company's abandonment obligations could be deferred by one additional year, the fair value of the liability would decrease by approximately $104 million.

Income Taxes

Talisman uses the liability method to account for income taxes. Under the liability method, the future income taxes are based on the differences between assets and liabilities reported for financial accounting purposes from those reported for income tax. The determination of the income tax provision is an inherently complex process, requiring management to interpret continually changing regulations and to make certain judgments. Issues in dispute for audited years and audits for subsequent years are ongoing and in various stages of completion in the jurisdictions in which the Company operates around the world. As a consequence, the balance in unrecognized tax benefits can be expected to fluctuate from period to period. It is reasonably possible that such changes could be significant when compared with the Company's total unrecognized tax benefits. However, the amount of change cannot be quantified.

Future tax assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying temporary differences can be deducted. Based on expectations for the future and available tax-planning strategies, management expects remaining future tax assets will be realized as offsets to reversing future tax liabilities and as offsets to the tax consequences of future taxable income.

Foreign Exchange Accounting

Talisman's worldwide operations expose the Company to transactions denominated in a number of different currencies, which are required to be translated into one currency for financial statement reporting purposes. Talisman's foreign currency translation policy, as detailed in note 1(j) to the Consolidated Financial Statements, is designed to reflect the economic exposure of the Company's operations to the various currencies. The Company's functional currency is US$, a reflection of Talisman's overall exposure to US$ denominated transactions, assets and liabilities; oil prices are largely denominated in US$ as is much of the Company's corporate

TALISMAN ENERGY 2009 ANNUAL REPORT 33

debt and international capital spending and operating costs. However, the Company's operations in the UK, Canada and Norway are largely self-sufficient (self-sustaining) and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in UK£, C$ and NOK, respectively. Currently, the Company's foreign exchange translation exposure principally relates to US$ denominated UK, Norwegian and Canadian oil sales.

The Eurobond debt, denominated in UK£, and the Company's C$ debt are designated as hedges of the Company's net investments in the UK and Canadian self-sustaining operations, respectively. As such, the unrealized foreign exchange gains and losses resulting from the translation of this debt are deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive income.

Production Sharing Contractual (PSC) Arrangements

A significant portion of the Company's operations outside North America, the UK and Scandinavia are governed by PSCs. Under PSCs, Talisman, along with other working interest holders, typically bears all risk and costs for exploration, development and production. In return, if exploration is successful, Talisman recovers the sum of its investment and operating costs (cost oil) from a percentage of the production and sale of the associated hydrocarbons. Talisman is also entitled to receive a share of the production in excess of cost oil (profit oil). The sharing of profit oil varies between the working interest holders and the government from contract to contract. The cost oil, together with the Company's share of profit oil, represents Talisman's hydrocarbon entitlement (working interest less royalties). Talisman records gross production, sales and reserves based on its working interest ownership. The difference between the Company's working interest ownership and its entitlement is accounted for as a royalty expense. In addition, certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income tax payments are to be withheld from the Company and paid to the government out of the respective national oil company's entitlement share of production. The Company includes such amounts in income tax expense at the statutory tax rate in effect at the time of production.

The amount of cost oil required to recover Talisman's investment and costs in a PSC is dependent on commodity prices and, consequently, Talisman's share of profit oil is also impacted. Accordingly, the amount of royalty paid by Talisman over the term of a PSC and the corresponding net after royalty oil and gas reserves booked by the Company are dependent on the amount of initial investment and past costs yet to be recovered and anticipated future costs, commodity prices and production. As a result, when year-end prices increase, the amount of net reserves after royalty the Company books may decrease and vice versa.

Risk Management

The Company enters into derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates. As detailed in Talisman's financial instruments accounting policy described in note 1(l) to the Consolidated Financial Statements, derivative instruments are recorded at fair value on the Consolidated Balance Sheets, with unrealized changes in fair value recorded in income or other comprehensive income. Realized gains or losses on financial instruments are recognized as hedging gains or losses or held-for-trading gains or losses in net income. Fair values are determined based on third party market information and are subject to a degree of uncertainty. Estimates of fair value are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk. Cash settlement of derivative financial instruments may vary from fair value estimates, depending on the underlying market prices at the date of settlement.

Impact of the Economic Environment on Critical Accounting Policies and Estimates

Market conditions deteriorated significantly during the latter part of 2008, which impacted the Company's critical accounting policies and estimates. The impacts noted in 2008 included a higher risk of counterparty default, reduced commodity prices which lowered cash flow projections used in asset impairment calculations, and changes in discount rates used to calculate asset retirement and pension obligations. Market conditions stabilized during 2009, largely reversing the impact of the 2008 market conditions on critical accounting policies and estimates.

Changes in Accounting Policies

Extractive Activities – Oil and Gas

In the fourth quarter of 2009, Talisman adopted prospectively the US standard Extractive Activities – Oil and Gas whereby yearly average commodity prices are used for purposes of calculating reserves. Previously, reserves had been calculated by reference to

34 TALISMAN ENERGY 2009 ANNUAL REPORT

year-end commodity prices. Since 2009 yearly average commodity prices were higher than 2008 year-end prices, Talisman recorded an upward price revision of 77.1 mmboe to its reserves in the fourth quarter of 2009 and revised its DD&A rates accordingly.

Goodwill and Intangible Assets

Effective January 1, 2009, Talisman adopted the CICA recommendations relating to the recognition, measurement and disclosure of Goodwill and Intangible Assets (section 3064). The adoption of these recommendations had no impact on Talisman.

Fair Value Measurements of Financial Assets and Liabilities

In 2009, the CICA revised section 3862 to include a hierarchy concept in measuring financial instruments, a requirement to provide disclosure concerning the fair value measurements of assets and liabilities for each hierarchy level and amendments to the liquidity disclosure requirements. Since Talisman has previously used a hierarchy concept in measuring financial instruments and provided such disclosure in its Consolidated Financial Statements, this amendment had no impact on Talisman.

Credit Risk and the Fair Value of Financial Assets and Liabilities

Effective December 31, 2008, Talisman adopted retrospectively the recommendations of Emerging Issues Committee abstract 173 relating to the fair value of financial assets and liabilities, which was issued in January 2009, without restatement of prior periods. The abstract requires that an entity's own credit risk and the credit risk of the counterparty are taken into account in determining the fair value of financial assets and liabilities, including derivative instruments, for presentation and disclosure purposes. The adoption of the abstract did not have a material impact on Talisman's financial position.

Consolidated Financial Statements

In 2009, the CICA issued section 1601, Consolidated Financial Statements, which establishes standards for the preparation of consolidated financial statements that will be effective for Talisman's 2011 reporting. The adoption of these recommendations is not expected to have a material impact on Talisman due to the adoption of International Financial Reporting Standards (IFRS), discussed below.

Business combinations

In 2009, the CICA issued section 1582, Business Combinations, which prospectively establishes principles and requirements of the acquisition method for business combinations and related disclosures that will be effective for Talisman's 2011 reporting. The adoption of these recommendations is not expected to have a material impact on Talisman due to the adoption of IFRS, discussed below.

New US Accounting Pronouncements

Extractive Activities – Oil and Gas

In January 2010, the FASB issued Extractive Activities – Oil and Gas, to align the reserve calculation and disclosure requirements with the requirements in the SEC Rule, Modernization of Oil and Gas Reporting Requirements. Effective December 31, 2009, but carried back to October 1, 2009, Talisman adopted this standard prospectively whereby yearly average commodity prices were used for purposes of calculating reserves. Previously, reserves had been calculated by reference to year-end commodity prices. Since 2009, yearly average commodity prices were higher than 2008 year-end prices, Talisman recorded an upward price revision of 77.1 mmboe to its reserves in the fourth quarter of 2009 and revised its DD&A rates accordingly.

The new standard permits companies to disclose information on probable and possible reserves. The new rules require companies to report their oil and gas reserves based on annual average prices determined by the prices in effect on the first day of each month, rather than year-end prices. In addition, the new standard adds, subject to certain exemptions, a 15% test to use as a minimum guideline for reporting "significant" reserves by geographic area, subject to various exemptions.

Subsequent Events

In 2009, the FASB issued Subsequent Events. The new standard reflects the existing principles of current subsequent event accounting guidance. The adoption of this standard did not have a material impact on the Company's results or financial position.

TALISMAN ENERGY 2009 ANNUAL REPORT 35

Fair Value Measurement

In January 2010, the FASB issued an amendment to Fair Value Measurement and Disclosure. The new standard requires entities to disclose separately significant transfers in and out of level 1 and level 2 fair value measurements. Additionally, entities are required to present separately information about purchases, sales, issuances and settlements of level 3 fair value measurements. This amendment will be effective for Talisman's 2010 reporting and is not expected to have a material impact on the Company's results or financial position.

In 2009, FASB issued recommendations which amend Fair Value Measurement and Disclosure by providing additional guidance clarifying the measurement of liabilities at fair value. When a quoted price in an active market for the identical liability is not available, the amendments require that the fair value of the liability be measured using one or more of the listed valuation techniques that should maximize use of relevant observable inputs, and minimize the use of unobservable inputs. The adoption of this amendment did not have a material impact on Talisman's results or financial position.

Derivative Instruments and Hedging Activities

In 2008, the FASB issued Disclosures about Derivative Instruments and Hedging Activities, which requires enhanced disclosure about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The disclosure required by this standard is provided in note 15 to the Consolidated Financial Statements.

Employee Benefits

In 2008, the FASB issued Employers' Disclosures about Post-Retirement Benefit Plans Assets, which requires additional disclosures explaining how investment allocation decisions are made, the major categories of plan assets, inputs and valuation techniques used to measure fair value of plan assets and significant concentrations of risk within the plan assets. The disclosure required by this standard is provided in note 23 to the Consolidated Financial Statements.

Business Combinations

In 2007, the FASB issued Business Combinations, which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair values as of the acquisition date. In addition, the costs of acquisition must be recognized separately from the business combination. On January 1, 2009, Talisman adopted this statement prospectively. The adoption of this statement did not materially impact the Company's results of operations or financial position.

Accounting Standards Codification

In 2009, the FASB issued The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification as the sole source of authoritative US GAAP. Since the codification was not intended to change existing US GAAP, its adoption did not have an impact on Talisman's consolidated financial statements prepared in accordance with US GAAP.

New Regulatory Developments

The SEC Rule, Modernization of Oil and Gas Reporting Requirements is effective for Talisman's 2009 reporting. The new rules permit the use of new technologies to determine proved reserves, if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes. As a result of the changes, companies are permitted to disclose information on probable and possible reserves. The new rules require companies to report the independence and qualifications of reserves preparer or auditor, and report their oil and gas reserves based on annual average prices determined by the prices in effect on the first day of each month, rather than year-end prices.

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that IFRS will be required for interim and annual reporting by publicly accountable enterprises effective for January 1, 2011, including 2010 comparative information. The Company has established a dedicated IFRS project team to address the conversion to IFRS that reports regularly to a steering committee, senior management and the Audit Committee.

36 TALISMAN ENERGY 2009 ANNUAL REPORT

Talisman's IFRS conversion project is progressing according to a changeover plan and timetable established by management as follows:

Accounting policies (ongoing – to be finalized before IFRS reporting in 2011)

A preliminary assessment of the impact of IFRS on accounting policies has been completed. Specifically, an initial diagnostic was completed in 2008 that identified areas of potential impact between Canadian GAAP and IFRS. By June 30, 2009, the Company had further assessed the similarities and differences between the accounting standards and preliminarily approved the selection of accounting policies, including the IFRS 1 exemptions. By September 30, 2009, the design changes required to support these policies were identified and execution had commenced.

Based on work completed to date, management has determined that IFRS will have a significant impact on the Company's accounting for PP&E and income taxes. Areas impacting accounting for PP&E include impairments, ARO, taxes and other minor adjustments. Other areas of impact include employee future benefits, share-based payments and discontinued operations.

The areas impacted by IFRS discussed above should not be regarded as a comprehensive list of changes that will result from the transition to IFRS. Talisman continues to monitor the development of standards, which are expected to change prior to 2011.

Impairments – Canadian GAAP requires a two-step approach to impairment testing. Undiscounted cash flows are first compared to asset carrying values to determine whether impairment exists. If so, impairment is measured by comparing asset carrying values with fair values calculated using discounted cash flows. IFRS uses a one-step approach to testing for and measuring of impairment, with asset carrying values compared directly with the higher of fair value less cost to sell and value-in-use (which uses discounted future cash flows). This will lead to additional impairment write-downs where carrying values were previously supported under Canadian GAAP on an undiscounted cash flow basis. IFRS also requires the reversal of any previous impairment losses where circumstances have changed such that impairments have been reduced. Canadian GAAP prohibits the reversal of impairment losses. IFRS will result in greater variability in net income and carrying values of PP&E.

Asset Retirement Obligations – Under IFRS, a change in the current market-based discount rate will result in a change in the measurement of the provision. A change in the discount rate alone does not result in a re-measurement of the ARO liability under Canadian GAAP. As market-based discount rates change, IFRS will result in greater volatility in the ARO liability, carrying values of PP&E and net income.

Income taxes – IFRS differs from Canadian GAAP for purposes of recognizing deferred (or future) taxes, specifically in relation to intercompany transfers, asset acquisitions, PRT, foreign currency and other minor items. Due to these differences and the tax effects of other IFRS adjustments, IFRS will cause volatility in the deferred taxes liability and net income.

Employee future benefits – In anticipation of changes proposed by the International Accounting Standards Board to eliminate the use of the "corridor" approach to pension accounting currently used under Canadian GAAP, the Company plans to recognize actuarial gains and losses immediately into the income statement under IFRS. This change may create marginal volatility in net income.

Share-based payments – IFRS requires that cash-settled share-based payments be measured based on fair values using an option pricing model, similar to US GAAP requirements. Currently, under Canadian GAAP, the Company uses the intrinsic value method to measure cash-settled awards. IFRS will result in a different measurement of the liability and current charge to net income.

Discontinued Operations – Under Canadian GAAP, asset dispositions are classified as discontinued operations if certain criteria are met. Under IFRS, only disposals of significant operations such as a geographical segment or a separate major line of business meet the requirements to present the results as discontinued operations. Therefore, under IFRS, the Company expects to report fewer asset dispositions as discontinued operations.

IFRS 1 provides relief from retrospective restatement in the form of exemptions and exceptions. As a first-time adopter, the Company currently expects to apply IFRS 1 exemptions allowing:

•
the election to not restate past business combinations;

•
the cumulative foreign currency translation differences for all foreign operations to be set to zero with the offset to retained earnings at January 1, 2010;

•
the application of a modified approach described in IFRS 1 to calculating the retrospective cost component of PP&E relating to the Company's ARO;

TALISMAN ENERGY 2009 ANNUAL REPORT 37

•
the recognition of all cumulative unrecognized actuarial gains and losses on employee future benefits in retained earnings as at January 1, 2010;

•
the prospective application of the Borrowing Costs standard from January 1, 2010; and

•
the election to not apply IFRS 2 Share-Based Payments to awards that vested prior to January 1, 2010.

The Company may also elect to measure certain items of PP&E at fair value as at January 1, 2010 and use the fair value as deemed cost exemption under IFRS 1.

The Company is currently working with advisors to understand the practical application of the IFRS principles which will affect the quantification of IFRS retrospective adjustments as at January 1, 2010 and the subsequent IFRS Consolidated Financial Statements.

Control Environment (Ongoing to 2011 year end reporting)

As the accounting policy work progresses, changes to design and implementation of both internal controls over financial reporting and disclosure controls are being made. Additional disclosure controls related to first-time adoption are currently being implemented. The design changes for internal controls over financial reporting will be completed and evaluated by the first quarter of 2011 with operating effectiveness to be evaluated prior to 2011 year end reporting.

Training and Communication (Ongoing to first quarter 2011 reporting)

Training of accounting personnel impacted by the transition to IFRS has been completed across the Company and coordination with other key internal stakeholders continues. The Audit Committee was provided with an IFRS information session and receives quarterly updates and presentations on project status. More frequent IFRS sessions are held with senior management to discuss the potential impacts of implementing IFRS. IFRS training for the Company's Board of Directors is currently contemplated for 2010.

IT Systems (Ongoing to 2011 year end reporting)

The Company is currently developing and implementing system modifications to support dual recording for the capture and reporting of IFRS financial information during 2010. Data capture within these systems is currently being tested and is expected to be ready for use by March 2010. Thereafter, changes required to support IFRS reporting will commence and are expected to be in place by the first quarter of 2011. Plans are under development in preparation for go-live in early 2011 to IFRS, which will require the loading of IFRS financial information into the current Canadian GAAP accounting and reporting systems. Work has commenced to implement changes to the budgeting and forecasting systems to embed the more significant aspects of IFRS within the Company's planning cycle.

Business Activities (Ongoing to 2011 year end reporting)

The calculation of the Company's debt covenants is not expected to be affected by the transition to IFRS. However, recalculation of debt covenants under IFRS will continue to be monitored during the transition.

Risk Factors

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the risks and other matters that would be most likely to influence an investor's decision to purchase securities of Talisman.

Volatility of Oil and Natural Gas Prices

Talisman's financial performance is highly sensitive to prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition, the value of its oil and natural gas reserves and its level of spending for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of OPEC, world economic conditions, government regulation, political stability throughout the world, the availability of alternative fuel sources and weather conditions. Most natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and by prices of alternative sources of energy. The development of oil and natural gas discoveries in offshore areas and the development of shale gas plays are particularly dependent

38 TALISMAN ENERGY 2009 ANNUAL REPORT

on the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, or curtailment in production, or result in unutilized long-term transportation commitments, all of which could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman's investment and costs in various PSCs is dependent on commodity prices, with higher commodity prices resulting in a lower amount of net after royalty oil and gas reserves booked by the Company.

Exchange Rate Fluctuations

Talisman's Consolidated Financial Statements are presented in C$. Results of operations are affected primarily by the exchange rates between the C$, the US$, UK£ and NOK. These exchange rates may vary substantially. Most of the Company's revenue is received in or is referenced to US$ denominated prices, while the majority of Talisman's expenditures are denominated in C$, US$, UK£ and NOK. A change in the relative value of the C$ against the US$ or the UK£ would also result in an increase or decrease in Talisman's US$ or UK£ denominated debt, as expressed in C$ and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies.

Reputational Impact of an Environmental, Safety or Security Incident

Oil and gas drilling and producing operations are subject to many risks, including incidents which could result in environmental damage, regulatory investigations, penalties and liabilities to third parties, personal injury, loss of life and damage or destruction of properties. An environmental, safety or security incident could impact Talisman's reputation in such a way that it could have a material adverse effect on the Company's business.

The Company's operations may be adversely affected by security incidents which are not within the control of Talisman, including, among other things, killings, kidnappings, extortion, lawlessness, gang or criminal activity, landmines, unexploded ordnance and conflict zones.

Egress and Gas Buyers

As rapidly increasing volumes of natural gas are brought onstream by Talisman and others, transportation infrastructure capacity may at times be exceeded before capacity additions become available. In such event, there is a risk that some production may be affected from waiting on pipeline connection or infrastructure additions. A result could be reduced production and/or materially lower prices on some portion of production, which in turn could adversely affect the Company's operating results.

Access to Credit and Letters of Credit

The Company relies on access to letters of credit in the normal course of business in order to support some of its operations. There can be no assurance that the Company will be able to obtain the necessary letters of credit. While the Company may have access to various financing options, including draws on existing facilities and the issuance of debt or equity, the terms of such financing options may not be acceptable to the Company.

Uncertainty of Reserves Estimates

The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data; therefore, reserves estimates are inherently uncertain. Talisman prepares all of its reserves information internally. The Company may adjust estimates of proved reserves based on production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. In addition, there are numerous uncertainties in forecasting the amounts and timing of future production, costs, expenses and the results of exploration and development projects. All estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and the standardized measure of discounted future net cash flows prepared by different engineers or by the same engineers at different times, may vary substantially. Talisman's actual production, taxes and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

TALISMAN ENERGY 2009 ANNUAL REPORT 39

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reservoirs, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Bribery

Talisman's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in numerous countries and the possibility exists that Talisman could be subject to bribery allegations. Talisman requires all employees to participate in ethics awareness training, which includes Talisman's policies against giving or accepting money or gifts in certain circumstances. However, if Talisman is found not to have taken effective steps to address allegations or findings of bribery or corruption in its business, this may impair Talisman's ability to participate in business with governments or non-governmental organizations. This may result in formal exclusions from such business, which may have a material adverse effect on the Company's business.

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Specific disclosure of current legal proceedings, and the risks associated with current proceedings and litigation generally, are disclosed under the heading "Legal Proceedings" in the Company's Annual Information Form.

Major Accident

Oil and gas drilling and producing operations are subject to many risks, including the possibility of fire, explosions, mechanical failure, pipe failure, chemical spills, accidental flows of oil, natural gas or well fluids, sour gas releases, contamination of oil and gas, storms or other adverse weather conditions and other occurrences or incidents, which could result in personal injury or loss of life, damage or destruction of properties, environmental damage, cost of remedying such conditions or incidents, regulatory investigations and penalties and liability to third parties. The Company has a health, safety, security, environment and operational integrity ("HSSE/OI") management framework to mitigate physical risks. The Company also mitigates insurable risks to protect against significant losses by maintaining a comprehensive insurance program, while maintaining levels and amounts of risk within the Company that management believes to be acceptable. Talisman believes its liability, property and business interruption insurance is appropriate to its business and consistent with common industry practice, although such insurance will not provide coverage in all circumstances.

Fiscal Stability

Governments may amend or create new legislation, which could result in increased capital, operating and compliance costs. For example, the Alberta government's new royalty framework became effective in January 2009. Under current commodity prices, the impact on royalty burdens is limited to the loss of some royalty holidays that were not fully exhausted under the previous regime. If commodity prices increase, the royalty rates will increase significantly.

Socio-Political Risks

The Company's operations may be adversely affected by political or economic developments or social instability, which are not within the control of Talisman, including, among other things, a change in crude oil or natural gas pricing policy, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, the imposition of specific drilling obligations, the development and abandonment of fields, fluctuating exchange rates and currency controls. As a result of activities in these areas and a continuing evolution of an international framework for corporate responsibility and accountability for international crimes, the Company could also be exposed to potential claims for alleged breaches of international law. Various countries in which the Company is active, including the Kurdistan region of northern Iraq, Indonesia, Algeria, Colombia and Peru, have been subject to recent economic or political instability and social unrest, military or rebel hostilities.

Stakeholder Opposition

Talisman's planned activities may be adversely affected if there is strong community opposition with respect to its operations. In addition, Talisman regularly evaluates opportunities worldwide, and may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability and social unrest or military hostilities, or are subject to United Nations

40 TALISMAN ENERGY 2009 ANNUAL REPORT

(UN) or US sanctions. Some of the foregoing government actions may lead to political or reputational pressures on the Company from non-governmental organizations, home governments and investors.

Ability to Find, Develop or Acquire Additional Reserves

The Company's future success depends largely on its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Hydrocarbons are a limited resource which is subject to increasing competition from other companies, including national oil companies. Exploration and development drilling may not result in commercially productive reserves. Once production begins, reservoir performance may be less than projected. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. If a high impact prospect identified by the Company fails to materialize in a given year, the Company's multi-year international exploration portfolio may be compromised.

Industry Cost Inflation

The industry costs to find and develop reserves have generally risen over time. An upward swing in industry activity could increase key input demand and prices, at least in the short-run, and possibly delay sourcing of key labour, materials or facilities construction. Rising industry costs broadly correspond with higher oil and gas prices, but in a competitive market among competing fuels, it is possible that not all costs may be recovered through higher prices. Although the Company strives for continuous improvement in its planning and procurement, material or unexpected changes can affect the Company's financial performance.

Regulatory Delays, Including Delays in Shale Gas Drilling

Talisman's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in numerous countries. The Company is subject to laws and regulations regarding health and safety, environmental matters, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licences. If regulatory approvals or permits are delayed or not obtained, there can also be delays or abandonment of projects, decreases in production and increases in costs, and the Company may not be able to fully execute its strategy.

In addition, the Company may be subject to revisions of laws and regulations applicable to its operations. For example, in New York, continued delays are forecast to be caused by the New York State's updating of its Generic Environmental Impact Statement on the Oil, Gas and Solution Mining Regulatory Program. In Pennsylvania, delays could also be experienced as Pennsylvania continues to update the Pennsylvania Oil & Gas Act and other State laws.

Greenhouse Gas Emissions

Talisman is subject to various greenhouse gas (GHG) emissions related legislation. Current GHG emissions legislation does not result in material compliance costs but compliance costs may increase in the future and may impact the Company's operations and financial results. Talisman operates in jurisdictions which currently do not have GHG emissions legislation or where GHG emissions legislation is emerging or subject to change. Talisman monitors GHG legislative developments in all areas that the Company operates. If the Company becomes subject to additional GHG legislation, there can be no assurances that the compliance costs will be immaterial.

In June 2009, the US House of Representatives passed the American Clean Energy and Security Act (ACES), which is still in the process of being finalized. As currently written, ACES would establish a federal GHG emissions cap-and-trade program. The likelihood and details of a final bill are unclear. Also, in early 2010, the US federal government submitted a commitment to the UN to reduce GHG emissions by 17% from 2005 levels by 2020, in conformity with anticipated US energy and climate legislation.

In December 2009, using US Supreme Court-verified authority under section 202(a) of the US Clean Air Act, the Environmental Protection Agency (EPA) Administrator signed two key GHG findings. The findings alone do not impose any requirements, but they are necessary precursors to proposed EPA regulatory activities under the Clean Air Act to regulate GHG emissions controls. The EPA has proposed certain industrial GHG emissions control rules in contemplation of the finalization of the GHG findings. EPA control regulations are not a certainty and there are insufficient regulatory details to predict possible cost impacts to Talisman at this time.

TALISMAN ENERGY 2009 ANNUAL REPORT 41

In 2007, the Canadian federal government published the Regulatory Framework for Air Emissions indicating its intent to regulate GHG and air pollutant emissions. In 2008, the Regulatory Framework for Industrial Greenhouse Gas Emissions was published, proposing the implementation of GHG emissions reduction targets for large final emitters and a federal emissions trading program as early as 2010. The finalization of federal GHG regulations has been put on hold as the federal government intends to harmonize Canada's actions with those of the US. In early 2010, Canada set a new national GHG emissions reduction target of 17% below 2005 levels by 2020 and submitted its commitment to the UN. It is too early to predict the timing or impacts of possible Canadian federal climate legislation on Talisman.

The Alberta Climate Change and Emissions Management Act (the Act) came into effect in July 2007. The Act requires facilities that emit more than 100,000 tonnes of GHG a year to reduce their emissions intensity by 12% from a 2003 to 2005 average baseline. Talisman has one facility that is subject to the Act and it has generated credit surpluses during the 2007 and 2008 compliance periods. The Company expects to remain in a credit surplus under the existing Act.

The British Columbia (BC) Greenhouse Gas Reduction Target Act, enacted in 2007, establishes a goal of reducing the province's GHG emissions by 33% from 2007 levels by 2020. In 2008, BC passed the GHG Reduction (Cap and Trade) Act which legally establishes the basis for a provincial cap and trade system. The legislation to implement a cap and trade system has not been finalized. Also, BC imposes a carbon tax on the use and purchase of fossil fuels. The costs of the BC carbon tax were not material to Talisman in 2009.

In the UK, Phase II of the European Union Emissions Trading Scheme (EU ETS) began in 2008 and will run until the end of 2012. The EU ETS requires that member states set emissions limits for installations in their country covered by the scheme and assigns such installations an emissions cap. Installations may meet their cap by reducing emissions or by buying allowances from other participants. The Company expects a small credit deficit for 2009 once compliance reports have been approved by the regulator and expects to be close to the cap through Phase II. Phase III of the EU ETS begins in 2013 and will run until 2020. The legislation has not been finalized but the emissions caps will likely be significantly reduced under Phase III. Although it is too early to predict the exact costs of compliance, it is likely that compliance costs will increase considerably.

Prior to 2008, Talisman's Norwegian installations were subject to a carbon dioxide (CO2) emissions tax, which was not material to Talisman. In 2008, the Norwegian government expanded its existing national GHG emissions trading system, linking it to Phase II of the EU ETS. During Phase II, the Company will be required to purchase emissions credits corresponding to its total annual CO2 emissions, and to pay the CO2 emissions tax. The Phase II compliance costs are not expected to be material to Talisman because the Norwegian government will adjust the CO2 emissions tax so that total costs of the CO2 emissions tax and emissions credit purchases are similar to the pre-2008 costs.

Shale Gas Transition

The Company's strategy includes continuing its portfolio transition from conventional to shale gas with the development of its North America shale business. The portfolio transition could result in heightened safety risks to personnel, loss of workforce productivity, loss of knowledge transfer from departing employees and insufficient staffing levels to meet business requirements.

The success of Talisman's portfolio transition is dependent upon its management and the quality of its personnel. Failure to retain current employees or to attract and retain new employees with the necessary skills could have a materially adverse effect on Talisman's growth and profitability.

Counterparty Credit Risk

In the normal course of business, Talisman enters into contractual relationships with counterparties in the energy industry and other industries, including counterparties to interest rate hedging, foreign exchange hedging and commodity derivative arrangements. If such counterparties do not fulfil their contractual obligations to the Company, it may suffer losses, may have to proceed on a sole risk basis, may have to forego opportunities, or may have to relinquish leases or blocks. While the Company maintains a risk management system that limits exposures to any one counterparty to what management deems to be reasonable, losses due to counterparties failing to fulfil their contractual obligations may impact Talisman's financial condition.

Project Timing and Budget

Talisman manages a variety of projects, including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may impact expected revenues and project cost overruns could make projects uneconomic. Talisman's

42 TALISMAN ENERGY 2009 ANNUAL REPORT

ability to complete projects depends upon numerous factors beyond the Company's control. These factors include the availability of processing capacity, the availability and proximity of pipeline capacity, the availability of drilling and other equipment, the ability to access lands, weather, unexpected cost increases, accidents, the availability of skilled labour, including engineering and project planning personnel, the need for government approvals and permits, and regulatory matters. Talisman utilizes materials and services which are subject to general industry-wide conditions. Cost escalation for materials and services may be unrelated to commodity prices changes and may continue to have a significant impact on project planning and economics.

Information System Risk

Talisman depends on a variety of information systems to operate effectively. A failure of any one of the information systems or a failure among the systems could result in operational difficulties, damage or loss of data, productivity losses or result in unauthorized knowledge and use of information.

Environmental Risks

All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries in which Talisman does business. These regulatory regimes are laws of general application that apply to the Company's business in the same manner as they apply to other companies or enterprises in the energy industry. Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that pipelines, wells, facility sites and other properties associated with Talisman's operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Certain types of operations, including exploration and development projects, may require the submission and approval of environmental impact assessments or permit applications. In some cases, exploration and development activities may be precluded or restricted due to designation of areas as environmentally sensitive areas. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties and liability for cleanup costs and damages. Additionally, the Company's business is subject to the trend toward increased civil liability for environmental matters. Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs in the future will not have such an effect. Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for asset retirement obligations in its annual Consolidated Financial Statements in accordance with Canadian GAAP. Additional information regarding asset retirement obligations is set forth in the notes to the annual Consolidated Financial Statements. There can be no assurances that the cost estimates and asset retirement obligations are materially correct and that the liabilities will occur when predicted.

Advisories

Forward-Looking Statements

This MD&A contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout this MD&A, including, among other places, under the headings 'Outlook for 2010' and 'Risk Factors'. This forward-looking information includes, but is not limited to, statements regarding:

•
expected outcomes and events of the elements of the business strategy;

•
planned 2010 capital program and sources of funding;

•
stock-based compensation expense or recovery in future periods;

•
the effects of the hedging program;

•
the estimated impact on Talisman's financial performance from changes in production volume, commodity prices and exchange rates;

•
expected future payment commitments;

•
the expectation of having sufficient production to meet all delivery requirements;

TALISMAN ENERGY 2009 ANNUAL REPORT 43

•
expected production during 2010;

•
planned development and shale development pilots and projects;

•
planned drilling in the Pennsylvania Marcellus and Montney shale plays;

•
planned 2010 exit production, expected ultimate recovery, and initial production in the Pennsylvania Marcellus shale play;

•
timing of first production from UK projects;

•
planned UK drilling;

•
planned upgrade of Claymore compressors;

•
commencement of UK development planning;

•
planned Scandinavia first oil production, and development programs;

•
planned Southeast Asia activities;

•
planned wells in Colombia, Peru, the Kurdistan region of northern Iraq, Norway, Malaysia and Indonesia;

•
planned drilling in Papua New Guinea;

•
planned reprocessing of seismic over the Sabah exploration blocks;

•
asset impairment charges;

•
anticipated costs associated with abandonment and reclamation activities;

•
expected impact of new accounting pronouncements;

•
other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance; and

•
statements concerning oil and gas reserves contained in this MD&A may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

The following material assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this MD&A. Talisman has set its 2010 capital expenditure plans assuming: (1) Talisman's production in 2010 will be broadly the same as 2009 at around 425,000 boe/d, excluding any sales in North America during the year; (2) a US$60/bbl WTI oil price, and (3) a US$3.50/mmbtu NYMEX natural gas price. Information regarding business plans generally assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this MD&A. The material risk factors include, but are not limited to:

•
the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;

•
risks and uncertainties involving geology of oil and gas deposits;

•
uncertainty related to securing sufficient egress and markets to meet shale gas production;

•
the uncertainty of reserves and resource estimates, reserves life and underlying reservoir risk;

•
the uncertainty of estimates and projections relating to production, costs and expenses;

•
the impact of the economy on the ability of the counterparties to the Company's commodity price derivative contracts to meet their obligations under the contracts;

•
potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•
fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

44 TALISMAN ENERGY 2009 ANNUAL REPORT

•
the outcome and effects of any future acquisitions and dispositions;

•
health, safety and environmental risks;

•
uncertainties as to the availability and cost of financing and changes in capital markets;

•
risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•
changes in general economic and business conditions;

•
the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and

•
results of the Company's risk mitigation strategies, including insurance and hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company's most recent Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the SEC. Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Reserves Data and Other Oil and Gas Information

Talisman's disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide certain disclosure in accordance with US disclosure requirements. The primary differences between the US disclosure requirements and the Canadian disclosure standards under National Instrument 51-101 (NI 51-101) are that (i) SEC rules require disclosure only of proved reserves, whereas NI 51-101 requires disclosure of proved and probable reserves; (ii) SEC rules required that reserves and the associated future net revenue be estimated using a historical 12-month average price, whereas NI 51-101 requires disclosure of reserves and the associated future net revenue using forecast prices; (iii) SEC rules require reserves on undrilled acreage to be "limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances" which may be interpreted differently than NI 51-101 which requires "compelling evidence of reservoir continuity" for booking beyond directly offsetting spacing units; and (iv) SEC rules require reserves to be cash flow positive on an undiscounted basis, whereas NI 51-101 requires reserves to show a hurdle rate of return. The information provided by Talisman in this MD&A may differ from the corresponding information prepared in accordance with NI 51-101 standards. Talisman's proved and probable reserves, using SEC annual average pricing methodology, have been estimated using the standards contained in Regulation S-X of the SEC which requires that proved and probable reserves be estimated using existing economic and operating conditions. US practice is to disclose net reserves after the deduction of estimated royalty burdens. Talisman makes additional voluntary disclosure of gross reserves.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data contained in this MD&A reflects Talisman's estimates of its reserves. No independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this MD&A.

Reserves Replacement Ratio

The reserves replacement ratios (before net acquisitions and dispositions) were calculated by dividing the sum of changes (revisions of estimates and discoveries) to estimated gross proved oil and gas reserves during 2009 by the Company's 2009 gross production. The Company's management uses reserves replacement ratios as an indicator of the Company's ability to replenish annual production volumes and grow its reserves. It should be noted that a reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely, based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not include cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

Gross Production

Throughout this MD&A, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported

TALISMAN ENERGY 2009 ANNUAL REPORT 45

after the deduction of these amounts. US readers may refer to the table headed "Continuity of Proved Net Reserves" in Talisman's most recent Annual Information Form for a statement of Talisman's net production volumes by reporting segment that are comparable to those made by US companies subject to SEC reporting and disclosure requirements.

Netbacks

Talisman also discloses its Company netbacks in this MD&A. Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

Canadian Dollars and GAAP

Dollar amounts are presented in Canadian dollars, except where otherwise indicated. Unless otherwise indicated, the financial information is set out in accordance with Canadian GAAP which may differ from US GAAP. See note 25 to the Consolidated Financial Statements for the significant differences between Canadian and US GAAP.

Financial Outlook

Included in this MD&A is the Company's financial outlook. Its purpose is to enrich management's discussion and analysis. This information may not be appropriate for other purposes.

46 TALISMAN ENERGY 2009 ANNUAL REPORT

Abbreviations and Definitions

The following abbreviations and definitions are used in this document:

AcSB	Canadian Accounting Standards Board
AIF	Annual Information Form
bbl	barrel
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
C$ or $	Canadian dollar
CICA	Canadian Institute of Chartered Accountants
CO2	Carbon dioxide
DBRS	DBRS Limited
FASB	Financial Accounting Standards Board
FSO	Floating Storage and Offloading vessel
GAAP	Generally Accepted Accounting Principles
GJ	Gigajoule
HSSE	Health, Safety, Security and Environment
ICE	Intercontinental Exchange
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
LNG	Liquefied Natural Gas
mbbls/d	thousand barrels per day
mboe/d	thousand barrels oil equivalent per day
mcf	thousand cubic feet
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
Moody's	Moody's Investor Service, Inc.
NGL	Natural Gas Liquids
NI	National Instrument
NOK	Norwegian Kroner
NYMEX	New York Mercantile Exchange
OI	Operational Integrity
OPEC	Organization of Petroleum Exporting Countries
PRT	Petroleum Revenue Tax
PNG	Papua New Guinea
PGN	PT Perusahaan Gas Negara (Persero) Tbk
PSC	Production Sharing Contract
S&P	Standard & Poor's Corp.
SEC	US Securities and Exchange Commission
tcf	trillion cubic feet
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$	United States dollar
WTI	West Texas Intermediate

TALISMAN ENERGY 2009 ANNUAL REPORT 47

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman's interest in production volumes (through working interests and royalty interests) before the deduction of royalties. Net production means Talisman's interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which the Company has a working interest. Net wells means the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

Conversion and equivalency factors

Imperial	Metric
1 ton	= 0.907 tonnes
1 acre	= 0.40 hectares
1 barrel	= 0.159 cubic metres
1 cubic foot	= 0.0282 cubic metres

48 TALISMAN ENERGY 2009 ANNUAL REPORT

REPORT OF MANAGEMENT

Management is responsible for the Consolidated Financial Statements.

Management has prepared the Consolidated Financial Statements in accordance with accounting principles generally accepted in Canada (with a reconciliation to accounting principles generally accepted in the United States). If alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects. Management has also prepared the financial information presented elsewhere in the Annual Financial Report and ensured that it is consistent with information in the Consolidated Financial Statements.

The Board of Directors is responsible for reviewing and approving the Consolidated Financial Statements and Management's Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfils its responsibilities for financial reporting.

The Audit Committee is appointed by the Board of Directors and is composed entirely of unrelated, independent directors. The Audit Committee meets regularly with management, and with the internal and external auditors, to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the Consolidated Financial Statements and the external auditors' report. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors.

Ernst & Young LLP, the external auditors, have audited the Consolidated Financial Statements in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Ernst & Young LLP have full and free access to the Audit Committee.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Management has conducted an evaluation of the Company's internal control over financial reporting based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment as at December 31, 2009, the end of the Company's fiscal year, management has concluded that the Company's internal control over financial reporting is effective.

The results of management's assessment were reviewed with the Audit Committee of the Company's Board of Directors. Ernst & Young LLP, the independent registered public accounting firm that audited the Company's Consolidated Financial Statements included herewith, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), which is an exhibit to the Company's Annual Report on Form 40-F.

John A. Manzoni	L. Scott Thomson
President and Chief Executive Officer	Executive Vice-President, Finance and Chief Financial Officer
March 2, 2010

TALISMAN ENERGY 2009 ANNUAL REPORT 49

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

To the Shareholders of Talisman Energy Inc.

We have audited Talisman Energy Inc.'s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Talisman Energy Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Talisman Energy Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Talisman Energy Inc. as at December 31, 2009 and 2008 and the Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders' Equity and Cash Flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 2, 2010 expressed an unqualified opinion thereon.

Chartered Accountants

March 2, 2010
Calgary, Canada

50 TALISMAN ENERGY 2009 ANNUAL REPORT

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

To the Shareholders of Talisman Energy Inc.

We have audited the Consolidated Balance Sheets of Talisman Energy Inc. (the "Company") as at December 31, 2009 and 2008 and the Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders' Equity and Cash Flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles.

As discussed in Note 2a) to the Consolidated Financial Statements, the Company has changed its reserve estimates and related disclosures as a result of adopting new oil and gas reserve estimation and disclosure requirements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2010 expressed an unqualified opinion thereon.

Chartered Accountants

March 2, 2010
Calgary, Canada

TALISMAN ENERGY 2009 ANNUAL REPORT 51

CONSOLIDATED BALANCE SHEETS

December 31 (millions of C$)	2009	2008

		(restated – note 3)
Assets
Current

Cash and cash equivalents (note 21)	1,690	91

Accounts receivable (note 5)	1,293	2,419

Inventories (note 6)	144	181

Prepaid expenses	9	17

Assets of discontinued operations (note 3)	18	220

	3,154	2,928

Other assets (note 7)	290	235

Goodwill (note 4)	1,238	1,248

Property, plant and equipment (note 8)	18,914	18,540

Assets of discontinued operations (note 3)	22	1,324

	20,464	21,347

Total assets	23,618	24,275

Liabilities
Current

Bank indebtedness	36	81

Accounts payable and accrued liabilities	2,130	1,875

Income and other taxes payable	357	468

Current portion of long-term debt (note 10)	10	–

Future income taxes (note 19)	68	300

Liabilities of discontinued operations (note 3)	–	94

	2,601	2,818

Deferred credits	59	51

Asset retirement obligations (note 9)	2,183	1,939

Other long-term obligations (note 11)	168	173

Long-term debt (note 10)	3,770	3,961

Future income taxes (note 19)	3,720	4,007

Liabilities of discontinued operations (note 3)	6	176

	9,906	10,307

Contingencies and commitments (note 16)
Shareholders' equity
Common shares, no par value (note 13)
Authorized: unlimited
Issued and outstanding:

2009 – 1,014,876,564 (2008 – 1,014,708,249)	2,374	2,372

Contributed surplus	153	84

Retained earnings	9,174	8,966

Accumulated other comprehensive loss (note 14)	(590)	(272)

	11,111	11,150

Total liabilities and shareholders' equity	23,618	24,275

See accompanying notes.

On behalf of the Board:

Charles R. Williamson	John D. Watson
Chairman of the Board	Director

52 TALISMAN ENERGY 2009 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31 (millions of C$)	2009	2008	2007

		(restated – note 3)	(restated – note 3)
Revenue
Gross sales	7,528	11,275	8,501

Hedging gain (loss)	–	(28)	104

Gross sales, net of hedging	7,528	11,247	8,605

Less royalties	1,155	2,001	1,487

Net sales	6,373	9,246	7,118

Other (note 17)	115	112	118

Total revenue	6,488	9,358	7,236

Expenses
Operating	1,997	1,967	1,792

Transportation	222	207	204

General and administrative	334	294	223

Depreciation, depletion and amortization	2,674	2,890	2,107

Dry hole	584	492	595

Exploration	301	429	314

Interest on long-term debt	192	168	207

Stock-based compensation (recovery) (note 13)	290	(73)	(15)

(Gain) loss on held-for-trading financial instruments (note 15)	412	(1,664)	25

Other, net (note 18)	48	(179)	36

Total expenses	7,054	4,531	5,488

Income (loss) from continuing operations before taxes	(566)	4,827	1,748

Taxes (note 19)

Current income tax	720	1,375	656

Future income tax (recovery)	(686)	154	(70)

Petroleum revenue tax	108	176	258

	142	1,705	844

Net income (loss) from continuing operations	(708)	3,122	904

Net income from discontinued operations (note 3)	1,145	397	1,174

Net income	437	3,519	2,078

Per common share (C$)

Net income (loss) from continuing operations	(0.70)	3.07	0.87

Diluted net income (loss) from continuing operations	(0.70)	3.02	0.86

Net income from discontinued operations	1.12	0.39	1.14

Diluted net income from discontinued operations	1.12	0.38	1.11

Net income	0.43	3.46	2.01

Diluted net income	0.43	3.40	1.97

Weighted average number of common shares outstanding (millions) – (note 22)
Basic	1,015	1,017	1,032

Diluted	1,015	1,034	1,056

See accompanying notes.

TALISMAN ENERGY 2009 ANNUAL REPORT 53

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31 (millions of C$)	2009	2008	2007

Net income	437	3,519	2,078

Foreign currency – translation of self-sustaining foreign operations[1]	1,537	(2,286)	947

Foreign currency – translation into reporting currency	(1,854)	2,186	(1,242)

Gains and losses on derivatives designated as cash flow hedges

Gains (losses) arising during the year[2]	39	(50)	21

(Gains) losses recognized in net income[3]	(40)	67	(119)

	(1)	17	(98)

Other comprehensive loss	(318)	(83)	(393)

Comprehensive income	119	3,436	1,685

1.
Includes net investment hedging loss of $(63) million (2008 – $259 million gain; 2007 – $168 million loss)

2.
Net of tax of $13 million (2008 – $(19) million; 2007 – $1 million)

3.
Net of tax of $(14) million (2008 – $6 million; 2007 – $13 million)

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31 (millions of C$)	2009	2008	2007

Common shares (note 13)

Balance at beginning of year	2,372	2,437	2,533

Issued on exercise of stock options	2	3	14

Purchase of common shares	–	–	(110)

Purchase of common shares for performance share unit plan	–	(68)	–

Balance at end of year	2,374	2,372	2,437

Contributed surplus

Balance at beginning of year	84	64	67

Purchase of common shares	–	–	(3)

Stock-based compensation (note 13)	69	20	–

Balance at end of year	153	84	64

Retained earnings

Balance at beginning of year	8,966	5,651	4,585

Net income	437	3,519	2,078

Transitional adjustment on adoption of new accounting policies (note 2)	–	–	7

Purchase of common shares	–	–	(839)

Common share dividends	(229)	(204)	(180)

Balance at end of year	9,174	8,966	5,651

Accumulated other comprehensive income (loss) (note 14)

Balance at beginning of year	(272)	(189)	122

Transitional adjustment on adoption of new accounting policies (note 2)	–	–	82

Other comprehensive loss	(318)	(83)	(393)

Balance at end of year	(590)	(272)	(189)

See accompanying notes.

54 TALISMAN ENERGY 2009 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (millions of C$)	2009	2008	2007

		(restated – see note 3)	(restated – see note 3)
Operating activities

Net income (loss) from continuing operations	(708)	3,122	904

Items not involving cash (note 20)	4,283	2,147	2,556

Exploration	301	429	314

	3,876	5,698	3,774

Changes in non-cash working capital (note 20)	(362)	(9)	(257)

Cash provided by continuing operations	3,514	5,689	3,517

Cash provided by discontinued operations	85	465	553

Cash provided by operating activities	3,599	6,154	4,070

Investing activities

Capital expenditures

Exploration, development and other	(4,080)	(4,872)	(4,199)

Property and corporate acquisitions (note 4)	(310)	(436)	(263)

Proceeds of resource property dispositions	200	47	41

Investments	–	–	243

Changes in non-cash working capital	(18)	244	(206)

Discontinued operations, net of capital expenditures	2,341	43	1,145

Cash used in investing activities	(1,867)	(4,974)	(3,239)

Financing activities

Long-term debt repaid	(970)	(3,869)	(2,051)

Long-term debt issued	1,261	2,425	2,837

Common shares issued (purchased)	1	1	(946)

Purchase of common shares for performance share unit plan (note 13)	–	(68)	–

Common share dividends	(229)	(204)	(180)

Deferred credits and other	(10)	8	(42)

Changes in non-cash working capital	4	(14)	13

Cash provided by (used in) financing activities	57	(1,721)	(369)

Effect of translation on foreign currency cash and cash equivalents	(133)	32	(5)

Net increase (decrease) in cash and cash equivalents	1,656	(509)	457

Cash and cash equivalents net of bank indebtedness, beginning of year	12	521	64

Cash and cash equivalents net of bank indebtedness, end of year	1,668	12	521

Cash and cash equivalents (note 21)	1,690	91	536

Cash and cash equivalents reclassified to discontinued operations	14	2	–

Bank indebtedness	(36)	(81)	(15)

Cash and cash equivalents net of bank indebtedness, end of year	1,668	12	521

See accompanying notes.

TALISMAN ENERGY 2009 ANNUAL REPORT 55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in millions of C$, except as noted)

1.   Significant Accounting Policies

The Consolidated Financial Statements of Talisman Energy Inc. ("Talisman" or the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States of America (US) is presented in note 25.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids.

a) Consolidation

The Consolidated Financial Statements include the accounts of Talisman and its subsidiaries. Substantially all of Talisman's activities are conducted jointly with others, and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities.

b) Accounts Receivable

Accounts receivable are recorded based on the Company's revenue recognition policy. The allowance for doubtful accounts is management's best estimate of accounts receivable balances that may not be collectible, and is reviewed quarterly.

c) Inventories

Product inventories, materials and supplies are valued at the lower of average cost and net realizable value.

d) Property, Plant and Equipment (PP&E)

The successful efforts method is used to account for oil and gas exploration and development costs. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to dry hole expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and/or related project. All other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense when incurred.

Producing properties and significant unproved properties are assessed when events occur that indicate the carrying value of properties may not be recoverable from future cash flows. Any impairment loss is the difference between the carrying value of the asset and its fair value. Fair value is calculated as the present value of estimated expected future cash flows from proved, probable and, as appropriate, possible reserves.

Repairs and maintenance costs are charged as an expense when incurred.

Well injection costs incurred to stimulate depleted wells are charged as an expense when incurred. Certain stimulation costs which increase production and reserves, extending beyond one year, are deferred in PP&E as development costs, and depleted using the unit of production method.

e) Depreciation, Depletion and Amortization (DD&A)

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels (bbls) on an energy equivalent basis at a ratio of six thousand cubic feet (mcf) of natural gas for one barrel (bbl) of oil. Depletion rates are updated annually unless there is a material change in circumstances, in which case they would be updated more frequently. Material changes in year-end reserves are reflected in the fourth quarter depletion rate.

Successful exploratory wells and development costs are depleted over proved developed reserves. However, to the extent significant development costs are incurred in connection with proved undeveloped reserves, such costs are excluded from depletion until the reserves are developed. To the extent a property has nil proved reserves, development costs are charged immediately as DD&A expense.

56 TALISMAN ENERGY 2009 ANNUAL REPORT

Acquired resource properties with proved reserves, including offshore platform costs, are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized.

Costs associated with significant development projects are not depleted until the asset is substantially complete and ready for its intended use. Unproved land acquisition costs that are individually material are not amortized, but are assessed for impairment and transferred to depletable costs as proved reserves are recognized. Unproved land acquisition costs that are individually immaterial are amortized on a straight-line basis over the average lease term. Gas plants, net of estimated salvage values, are depreciated on a straight-line basis over their estimated remaining useful lives, not to exceed the estimated remaining productive lives of related fields. Pipelines and corporate assets are depreciated using the straight-line method at annual rates of 4% and 5% to 33%, respectively. Gas plants and pipelines in the United Kingdom ("UK") and Scandinavia are depreciated using the unit of production method based on the related fields.

f) Asset Retirement Obligations (ARO)

The fair value of the statutory, contractual or legal liability associated with the retirement and reclamation of tangible long-lived assets is recorded when incurred, with a corresponding increase to the carrying amount of the related assets. The increase to capitalized costs is amortized to net income on a basis consistent with DD&A of the underlying assets. Subsequent changes in the estimated fair value of the ARO are capitalized and amortized over the remaining useful life of the underlying asset.

The ARO liabilities are carried on the Consolidated Balance Sheets at their discounted present value and are accreted over time for the change in their present value, with this accretion charge included in DD&A. Actual expenditures incurred are charged against the accumulated obligation. Any difference between the recorded ARO and the actual retirement costs incurred is recorded as a gain or loss in the settlement period.

g) Capitalized Interest

Interest costs associated with major development projects are capitalized until the necessary facilities are completed and ready for use. These costs are subsequently amortized to income with the related assets.

h) Royalties

Certain of the Company's foreign operations are conducted jointly with the respective national oil companies. These operations are reflected in the Consolidated Financial Statements based on Talisman's working interest in such activities. All other government takes, other than income taxes, are considered to be royalty interests. Royalties on production from these joint foreign operations represent the entitlement of the respective governments to a portion of Talisman's share of crude oil, liquids and natural gas production and are recorded using rates in effect under the terms of contracts at the time of production.

i) Petroleum Revenue Tax (PRT)

UK PRT is accounted for using the life-of-field method, whereby total future PRT is estimated using current reserves and anticipated costs and prices and charged to income based on net operating income as a proportion of estimated future net operating income. Changes in the estimated total future PRT are accounted for prospectively.

j) Foreign Currency Translation

The Company's self-sustaining operations, which include the Canadian, the UK and Norway operations, are translated into US$ using the current rate method, whereby assets and liabilities are translated at year-end exchange rates, while revenues and expenses are converted using average rates for the period. Gains and losses on translation to US$ relating to self-sustaining operations are deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive income (loss).

The remaining foreign operations are not considered self-sustaining and are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates in effect on the dates the assets were acquired or liabilities were assumed. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

TALISMAN ENERGY 2009 ANNUAL REPORT 57

The Company's financial results have been reported in C$, with amounts translated to C$ as follows: assets and liabilities at the rate of exchange in effect at the applicable balance sheet date and revenues and expenses at the average exchange rate for the year. The Company's share capital accounts, including its common shares and contributed surplus, are translated at rates in effect at the time of issuance. Unrealized gains and losses resulting from the translation to C$ are included in accumulated other comprehensive income (loss).

k) Employee Benefit Plans

The cost of pensions and other retirement benefits earned by employees is determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation and employee retirement ages. There is uncertainty relating to the assumptions used to calculate the net benefit plan expense and accrued benefit obligation, which are long-term, consistent with the nature of employee future benefits.

The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the cumulative unamortized net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service life of active employees. The unamortized transitional assets and obligations and past service costs are being amortized over the average remaining service period of active employees expected to receive benefits under the benefit plans.

l) Financial Instruments

Non-hedge financial instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading (assets and liabilities), assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities. All financial assets and liabilities are recognized in the Balance Sheet when the Company becomes a party to the contractual requirements of the instrument. All financial instruments are measured at fair value on initial recognition. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items, in which case they are expensed as incurred. Measurement in subsequent periods depends on the classification of the financial instrument.

Financial assets and liabilities held-for-trading are subsequently measured at fair value with changes in fair value recognized in net income. Financial assets available-for-sale are subsequently measured at fair value with changes in fair value recognized in other comprehensive income, net of tax.

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Cash equivalents are classified as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and certain other assets that are financial instruments are classified as loans and receivables. Accounts payable and accrued liabilities, other long-term obligations and current and long-term debt are classified as other financial liabilities.

Financial instruments that are derivative contracts are considered held-for-trading unless they are designated as a hedge. The financial derivative contracts outstanding at December 31, 2009 are disclosed in note 15.

Canadian Institute of Chartered Accountants (CICA) handbook section 3855 requires that an asset or liability be recognized for certain embedded derivatives by separating them from their host contracts and measuring them at fair value. Talisman has elected the beginning of its fiscal year ended December 31, 2003 as the effective date for embedded derivatives. Consequently, only embedded derivatives in contracts entered into or acquired or substantially modified on or after January 1, 2003 are subject to the separate recognition measurement provisions of this standard.

Hedges

In conducting its business, the Company may use derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Company may designate financial instruments as a hedging instrument for accounting purposes.

58 TALISMAN ENERGY 2009 ANNUAL REPORT

Hedge accounting requires the designation of a hedging relationship, including a hedged and a hedging item, identification of the risk exposure being hedged and reasonable assurance that the hedging relationship will be effective throughout its term. In addition, in the case of anticipated transactions, it must also be probable that the transaction designated as being hedged will occur. The Company assesses, both at the hedge's inception and on an ongoing basis, whether the derivative financial instruments that have been designated as hedges are highly effective in offsetting changes in fair value or cash flows of the hedged items.

If the derivative financial instrument that has been designated as a hedge is terminated or is no longer designated as part of the hedging relationship, the gain or loss on the hedge at that date is deferred in other comprehensive income (loss) and recognized in net income concurrently with the anticipated transaction. If it is probable that the transaction designated as being hedged will not occur substantially as and when identified at the inception of the hedging relationship, the gain or loss on the hedge at that date is recognized in net income immediately.

Cash flow hedges – The effective portion of changes in the fair value of financial instruments designated as cash flow hedges is recognized in other comprehensive income (loss), net of tax, with any ineffective portion being recognized immediately in net income. Gains and losses are recovered from other comprehensive income (loss) and recognized in net income in the same period as the hedged item is realized.

Fair value hedges – Both the financial instrument designated as the hedging item and the portion of the underlying hedged asset or liability attributable to the hedged risk are measured at fair value. Changes in the fair value of the financial instrument designated as the hedging item and changes in the fair value of the hedged item attributable to the hedged risk are reflected in net income immediately.

Net investment hedges – Foreign exchange gains and losses on debt designated as a net investment hedge are recognized in other comprehensive income (loss). These gains and losses are recovered from other comprehensive income (loss) and recognized in net income if the net investment is reduced below the value of such debt.

The Company enters into physical commodity contracts in the normal course of business, including contracts with fixed terms. The natural gas sales contracts outstanding at December 31, 2009 are disclosed in note 16. The Company's production is expected to be sufficient to deliver all required volumes under these contracts. No amounts are recognized in the Consolidated Financial Statements related to these contracts until such time as the associated volumes are delivered.

m) Comprehensive Income and Equity

The Consolidated Statements of Comprehensive Income reflect net income and the changes in accumulated other comprehensive income (loss) in the year. Changes in accumulated other comprehensive income (loss) are composed of changes in the fair value of financial instruments designated as hedges, to the extent they are effective, gains and losses recovered from other comprehensive income (loss) and recognized in net income, foreign currency translation gains or losses arising from the translation of the Company's self-sustaining foreign operations and translation from the Company's functional currency to its presentation currency.

The Company's operations in Canada, the UK and Norway are self-sustaining and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in Canadian dollars (C$), British pounds sterling (UK£) and Norwegian kroner (NOK), respectively, and translated to the Company's functional currency of US$ using the current rate method. The translation of self-sustaining foreign operations into the Company's functional currency is recorded in other comprehensive income (loss). The effect of translating the Consolidated Financial Statements from the Company's functional currency of US$ into its presentation currency of C$ is recorded in other comprehensive income (loss).

n) Income Taxes

Talisman uses the liability method to account for income taxes. Under the liability method, future income taxes are based on the differences between assets and liabilities reported for financial accounting purposes from those reported for income tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted. The Company recognizes in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether it is more likely than not, based solely on technical merits, that the position will be sustained on audit. For those tax positions meeting the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50% likely of being realized on settlement with the taxing authority.

TALISMAN ENERGY 2009 ANNUAL REPORT 59

Certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income taxes be paid by the respective national oil company out of its entitlement share of production. Such amounts are included in income tax expense at the statutory tax rate in effect at the time of production.

o) Revenue Recognition

Revenues associated with the sale of crude oil, natural gas and liquids are recognized when title passes from the Company to the customer. For the Company's international operations, generally, customers take title when the crude oil is loaded onto a tanker. The Company employs the entitlement method in accounting for crude oil and natural gas sales and records a receivable from a joint interest participant if a participant sells more than its proportionate share of crude oil or natural gas production. Crude oil and natural gas produced and sold, below or above the Company's working interest share in the related resource properties, results in production underliftings, or overliftings. Underliftings are recorded as inventory at the cost to produce and transport the product to storage tanks, and overliftings are recorded in accounts payable and accrued liabilities. Underliftings are reversed from inventory when the crude oil is lifted and sold, with the sales proceeds recorded as revenue and the cost of the inventory expensed. Overliftings are reversed from accounts payable and accrued liabilities when sufficient volumes are produced to make up the overlifted volume. Amounts received under take-or-pay gas sales contracts in respect of undelivered volumes are accounted for as deferred income in accounts payable and accrued liabilities and recognized as revenue when volumes are delivered. Transportation expenses are reported as a separate expense and not netted off against revenue.

Gross sales as reported represent the Company's share of revenues from the sale of crude oil, natural gas and liquids and is presented before royalty payments to governments and other mineral interest owners.

A significant portion of the Company's operations outside North America, the UK and Scandinavia are governed by Production Sharing Contracts ("PSC"). Under PSCs, revenues are derived from cost recovery oil and gas and profit oil and gas. Generally, cost recovery oil and gas allows the Company to recover its capital and production costs and, as appropriate, the costs carried by the Company on behalf of state oil companies from production. Profit oil is allocated to the host government and contract parties in accordance with their respective equity interests.

All taxes collected from customers that are remitted to governments are excluded from revenues.

p) Leases

Leases that transfer substantially all of the benefits and risks of ownership to Talisman are accounted for as capital leases and recorded as PP&E, together with an offsetting liability. All other leases are accounted for as operating leases and the lease costs are expensed as incurred.

q) Stock-Based Compensation

Talisman has stock option plans, a cash unit plan, performance share unit (PSU) plans, a deferred share unit plan and a restricted share unit plan, which are described in note 13. With the exception of the PSU plans, all plans must be settled in cash, or may be settled in cash at the option of the holder and, consequently, they are classified as liability instruments and measured at their intrinsic value less any unvested portion. Unvested options accrue evenly over the vesting period. The intrinsic value is determined as the difference between the market value of the Company's common shares and the exercise price of the options or units. This obligation is revalued each reporting period and the change in the obligation is recognized as stock-based compensation expense (recovery), except for the changes related to deferred share units, which are included in general and administrative expenses. For the PSU plans, the Company determines the fair value of the units on the date of grant using the share price on that date and recognizes the fair value of the units over the vesting period as compensation expense and contributed surplus. Net income is adjusted by reducing the compensation expense in periods containing forfeitures of unvested options and units.

r) Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is subject to impairment reviews in the fourth quarter of each year, or more frequently as economic events dictate, based on the fair value of the reporting units. The impairment test requires that goodwill be allocated to reporting units. Talisman has determined its reporting units by aggregating components having similar economic characteristics and/or which are in similar geographic locations. These reporting units correspond with the segments described in note 24. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less

60 TALISMAN ENERGY 2009 ANNUAL REPORT

than the book value, a second test is performed to determine the amount of the goodwill impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit's individual assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount.

s) Net Income and Diluted Net Income Per Share

Net income per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share is calculated giving effect to the potential dilution that could occur if stock options were exercised in exchange for common shares.

The Company uses the treasury stock method to determine the dilutive impact of stock options. This method assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase common shares at the average market price during the year.

t) Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market value.

u) Measurement Uncertainty and Use of Estimates

To facilitate the timely preparation of the Consolidated Financial Statements, management has made estimates and assumptions regarding certain assets and liabilities and contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the year. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts.

Purchase price allocations, DD&A and amounts used for impairment calculations are based on estimates of oil and natural gas reserves and commodity prices and capital costs required to develop those reserves. By their nature, estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the Consolidated Financial Statements of future periods could be material.

Inherent in the fair value calculation of ARO are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the oil and gas assets balance.

The values of pension assets and obligations and the amount of the net benefit plan expense charged to income depend on certain actuarial and economic assumptions which, by their nature, are subject to significant measurement uncertainty.

The measurement of income tax expense, in particular UK PRT, and the related provisions on the Consolidated Balance Sheets, is subject to uncertainty associated with future recoverability of oil and natural gas reserves, commodity prices, the timing of future events and changes in legislation, tax rates and interpretations by tax authorities.

The fair values of financial instruments are estimated based upon market and third party inputs. These estimates are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk.

v) Comparative Information

Certain comparative information provided in the notes to the Consolidated Financial Statements has been reclassified to conform to the presentation adopted in the current year.

2.   Changes in Accounting Policies

Adopted

a) Extractive Activities – Oil and Gas

In the fourth quarter of 2009, Talisman adopted prospectively the US standard Extractive Activities – Oil and Gas whereby yearly average commodity prices are used for purposes of calculating reserves. Previously, reserves had been calculated by reference to year-end commodity prices. Since 2009 yearly average commodity prices were higher than 2008 year-end prices, Talisman recorded

TALISMAN ENERGY 2009 ANNUAL REPORT 61

an upward price revision of 77.1 million barrels of oil equivalent ("mmboe") to its reserves in the fourth quarter of 2009 and revised its DD&A rates accordingly.

b) Goodwill and Intangible Assets

Effective January 1, 2009, Talisman adopted the CICA recommendations relating to the recognition, measurement and disclosure of Goodwill and Intangible Assets (section 3064). The adoption of these recommendations had no impact on Talisman.

c) Financial Instruments Presentation and Disclosure

In 2009, the CICA revised section 3862 to include a hierarchy concept in measuring financial instruments, a requirement to provide disclosure concerning the fair value measurements of assets and liabilities for each hierarchy level and amendments to the liquidity disclosure requirements. Since Talisman has previously used a hierarchy concept in measuring financial instruments and provided such disclosure in its Consolidated Financial Statements, this amendment had no impact on Talisman.

Effective January 1, 2008, Talisman adopted the CICA recommendations relating to Financial Instruments – Disclosure (section 3862) and Financial Instruments – Presentation (section 3863). The disclosure required by section 3862 concerning the nature and extent of the risks associated with financial instruments, and how those risks are managed, is presented in note 15. As permitted, comparative information for the disclosure required by section 3862 has not been provided. The adoption of section 3863 had no impact on Talisman, since the new standard carried forward the existing presentation requirements.

d) Credit Risk and the Fair Value of Financial Assets and Liabilities

Effective December 31, 2008, Talisman adopted retrospectively the recommendations of Emerging Issues Committee abstract 173 relating to the fair value of financial assets and liabilities, which was issued in January 2009, without restatement of prior periods. The abstract requires that an entity's own credit risk and the credit risk of the counterparty are taken into account in determining the fair value of financial assets and liabilities, including derivative instruments, for presentation and disclosure purposes. The adoption of the abstract did not have a material impact on Talisman's financial position.

e) Inventories

Effective January 1, 2008, Talisman adopted retrospectively the CICA recommendations relating to Inventories (section 3031). The standard provides additional guidance concerning measurement, classification and disclosure and allows the reversal of writedowns to net realizable value when there is a change in the circumstances giving rise to the impairment. On adopting these recommendations, the Company reclassified inventory that is expected to be capitalized when consumed from other assets to PP&E.

f) Capital Disclosures

Effective October 1, 2007, Talisman adopted the recommendations of the CICA relating to Capital Disclosures (section 1535), which establish standards for disclosure concerning an entity's objectives, policies and processes for managing capital. The disclosure required by these recommendations is presented in note 12.

g) Accounting Changes

Effective January 1, 2007, Talisman adopted the CICA recommendations relating to Accounting Changes (section 1506). These require that voluntary changes in accounting policy may be made only if they result in more reliable and relevant information. Voluntary accounting policy changes and correction of prior period errors must be applied retrospectively, with a provision to apply accounting policy changes prospectively if it is impractical to determine prior period amounts. Changes in accounting estimates are applied prospectively. The adoption of these recommendations had no impact on Talisman, except for requiring disclosure of accounting recommendations issued by the CICA that have not yet been adopted because they are not effective until a future date.

h) Income Taxes

Effective January 1, 2007, Talisman adopted the US standard Accounting for Uncertainty in Income Taxes for purposes of accounting for its uncertain tax positions. The cumulative effect of the change in accounting policy was not material. To the extent that interest and penalties are assessed by taxing authorities on any underpayment of income tax, these amounts have been accrued and are classified as a component of income taxes on the Consolidated Statements of Income.

62 TALISMAN ENERGY 2009 ANNUAL REPORT

i) Comprehensive Income, Equity, Recognition, Measurement Disclosure and Presentation of Financial Instruments, Hedges

Effective January 1, 2007, Talisman adopted the CICA accounting standards related to Comprehensive Income (section 1530), Equity (section 3251), Financial Instrument Recognition and Measurement (section 3855), Financial Instruments Disclosure and Presentation (section 3861), and Hedges (section 3865). Under these standards, the Company must classify all financial instruments into one of the following categories: loans and receivables, assets held-to-maturity, assets available-for-sale, other financial liabilities and held-for-trading (assets and liabilities).

As required, these standards were adopted prospectively without restatement of prior periods, except to reclassify the foreign currency translation adjustment and related net investment hedges. On adoption, Talisman did not have any held-for-trading or available-for-sale financial instruments. On January 1, 2007, all of Talisman's derivative contracts were designated as hedges.

An adjustment of $7 million to retained earnings and an adjustment of $82 million to accumulated other comprehensive income was required on the January 1, 2007 Consolidated Balance Sheet to recognize mark-to-market gains and losses on cash flow hedges.

Not Yet Adopted

j) Consolidated Financial Statements

In 2009, the CICA issued section 1601, Consolidated Financial Statements, which establishes standards for the preparation of consolidated financial statements that will be effective for Talisman's 2011 reporting. The adoption of these recommendations is not expected to have a material impact on Talisman.

k) Business Combinations

In 2009, the CICA issued section 1582, Business Combinations, which prospectively establishes principles and requirements of the acquisition method for business combinations and related disclosures that will be effective for Talisman's 2011 reporting. The adoption of these recommendations is not expected to have a material impact on Talisman due to the adoption of IFRS discussed below.

l) International Financial Reporting Standards (IFRS)

In February 2008, the Accounting Standards Board confirmed that IFRS will be required for interim and annual reporting by publicly accountable enterprises effective for January 1, 2011, including 2010 comparative information. The Company has developed a changeover plan to complete the transition to IFRS by January 1, 2011 and has established a dedicated IFRS project team to address the conversion to IFRS. This team reports regularly to a steering committee, senior management and the Audit Committee.

Based on work completed to date, management has determined that IFRS will have a significant impact on the Company's accounting for PP&E and income taxes. Areas impacting accounting for PP&E include impairments, ARO, taxes and other minor adjustments. Other areas of impact include employee future benefits, share-based payments and discontinued operations.

The areas impacted by IFRS discussed above should not be regarded as a comprehensive list of changes that will result from the transition to IFRS. Talisman continues to monitor the development of standards, which are expected to change prior to 2011.

The impact of IFRS on the Consolidated Financial Statements is not quantifiable at this time.

3.   Discontinued Operations

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in net income from discontinued operations on the Consolidated Statements of Income. Comparative period balances have been restated.

TALISMAN ENERGY 2009 ANNUAL REPORT 63

Net income from discontinued operations reported on the Consolidated Statements of Income is composed of the following:

	For the year ended December 31
	North America			UK			Scandinavia			Other			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007

Revenue
Gross sales	178	542	609	–	134	451	–	46	77	48	231	215	226	953	1,352

Royalties	29	97	124	–	–	38	–	3	4	1	31	24	30	131	190

Revenue, net of royalties	149	445	485	–	134	413	–	43	73	47	200	191	196	822	1,162

Expenses
Operating, marketing and general	49	70	103	–	81	158	–	5	15	7	15	14	56	171	290

Interest	–	–	–	–	–	–	–	(2)	(2)	–	–	–	–	(2)	(2)

Dry hole	1	9	17	–	–	5	–	–	–	1	2	67	2	11	89

Depreciation, depletion and amortization	40	88	110	–	6	17	–	20	79	6	38	37	46	152	243

Income (loss) from discontinued operations before income taxes	59	278	255	–	47	233	–	20	(19)	33	145	73	92	490	542

Taxes	15	71	72	–	15	122	(1)	–	(12)	14	76	70	28	162	252

Net gain (loss) on disposition, net of tax	511	119	581	482	4	303	(2)	(54)	–	90	–	–	1,081	69	884

Net income (loss) from discontinued operations	555	326	764	482	36	414	(1)	(34)	(7)	109	69	3	1,145	397	1,174

The assets and liabilities of discontinued operations presented on the Consolidated Balance Sheets are composed of the following:

	At December 31
	North America		UK		Scandinavia		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Assets

Current assets	–	26	–	29	–	1	18	28	18	84

Property, plant and equipment, net	–	938	–	89	–	63	19	258	19	1,348

Goodwill	–	32	–	47	–	29	3	4	3	112

Total assets[1]	–	996	–	165	–	93	40	290	40	1,544

Liabilities

Current liabilities	–	5	–	33	–	11	–	41	–	90

Asset retirement obligations	–	89	–	5	–	1	1	26	1	121

Future income taxes	–	–	–	10	–	25	5	24	5	59

Total liabilities[1]	–	94	–	48	–	37	6	91	6	270

1.
Assets and liabilities of $22 million and $6 million, respectively (2008 – $1,324 million and $176 million, respectively) have been classified as long-term.

North America

In 2009, Talisman completed the sale of oil and gas producing assets in Western Canada through four separate transactions for aggregate proceeds of $1,247 million, resulting in an aggregate gain of $456 million, net of tax of $110 million.

In 2009, Talisman completed the sale of certain of its midstream assets in Western Canada for proceeds of $297 million, resulting in a gain of $55 million, net of tax of $19 million.

In 2008, Talisman completed the sale of gas producing assets in Western Canada for proceeds of $247 million, resulting in a gain of $119 million, net of tax of $40 million.

In 2007, Talisman completed the sale of oil and gas producing assets in Western Canada for proceeds of $746 million, resulting in a gain of $304 million, net of tax of $79 million.

In 2007, Talisman sold its 1.25% indirect interest in Syncrude Canada. The sale closed for proceeds of $473 million, consisting of cash of $229 million, net of adjustments, and 8.2 million units of Canadian Oil Sands Trust, for a gain of $277 million, net of tax of $33 million. The Canadian Oil Sands Trust units were sold later in 2007 for approximately $262 million, crystallizing a gain of $19 million.

64 TALISMAN ENERGY 2009 ANNUAL REPORT

UK

In 2009, Talisman received $17 million of contingent consideration relating to an agreement entered into in 2007 to sell assets in the UK, resulting in a gain of $11 million, net of tax of $6 million.

In 2009, Talisman completed the sale of its assets in the Netherlands for proceeds of $596 million, resulting in a gain of $471 million, net of tax of $nil.

In 2008, the Company recorded a positive after tax closing adjustment of $36 million in respect of oil and gas properties sold in 2007 and 2006.

In 2007, Talisman entered into an agreement to sell assets in the UK, resulting in an after tax writedown of these assets of $32 million. The transaction closed in 2008 and an additional after tax writedown of $32 million was recorded in 2008.

In 2007, Talisman completed the sale of non-core oil and gas properties for proceeds of $510 million (including a $55 million deposit received in 2006), resulting in a gain of $335 million, net of tax of $64 million.

Scandinavia

In 2009, Talisman completed the sale of a 10% share in the Yme field offshore development and three exploration licences for proceeds of $113 million, resulting in a gain of $6 million, net of tax of $nil. After tax writedowns of $8 million had previously been recorded in each of 2008 and 2009.

In 2008, Talisman completed the sale of assets in Denmark for proceeds of $95 million, resulting in an after tax writedown of these assets of $46 million.

Other

In 2009, Talisman completed the sale of assets in Trinidad and Tobago for proceeds of $278 million, resulting in a gain of $93 million, net of tax of $nil.

In 2009, Talisman entered into an agreement to sells assets in Tunisia for proceeds of approximately $20 million plus working capital adjustments, resulting in an after tax writedown of these assets of $3 million. The sale is expected to be completed in 2010.

4.   Acquisitions

Papua New Guinea (PNG)

In 2009, Talisman completed a number of strategic acquisitions in order to expand its exploration position in PNG, including:

•
acquisition of all of the outstanding shares of Rift Oil plc, a public company having 100% working interests in two exploration licences in PNG, for $198 million in cash;

•
acquisition of all of the outstanding shares of Horizon Oil (Kanau) Limited, a company having interests in exploration licences in PNG, for $32 million in cash. A portion of the transaction is awaiting government approval. Once approval is obtained, an additional cash payment of $21 million will be required; and

•
acquisition of all of the outstanding shares of Papua Petroleum Limited, a company having a 49% working interest in four exploration licences in PNG, for $23 million in cash.

The assets and liabilities acquired were as follows:

Fair value of net assets acquired	Southeast Asia

Property, plant and equipment	340

Working capital	(6)

Future income tax	(81)

253

RSX Energy Inc.

In 2008, Talisman acquired all of the outstanding shares of RSX Energy Inc. (RSX), a public company with natural gas assets located in the Outer Foothills and Peace River areas of northern Alberta. The shares were acquired for cash consideration of $95 million and

TALISMAN ENERGY 2009 ANNUAL REPORT 65

the assumption of $6 million of long-term debt. The Company acquired RSX in order to expand its undeveloped land base in the Hinton area of Alberta.

The acquisition was accounted for using the purchase method and the assets and liabilities acquired were as follows:

Fair value of net assets acquired	North America

Property, plant and equipment	131

Asset retirement obligations	(2)

Working capital	(7)

Future income tax	(21)

101

The results of RSX are included on the Consolidated Statements of Income with effect from the date of acquisition in the first quarter of 2008.

Kurdistan region of northern Iraq

In 2009, Talisman acquired a 55% working interest in Block K9 in the Kurdistan region of northern Iraq for $29 million in cash, plus additional payments which are dependent upon the level of estimated reserves. The Company acquired this working interest to increase its exposure to new plays and reservoirs in the Kurdistan region of northern Iraq.

In 2008, Talisman acquired a 40% working interest in Block K44 in the Kurdistan region of northern Iraq for a total cost of $252 million, plus a three well commitment. The Company also entered into a seismic services agreement at a cost of $20 million related to Block K39 for a period of two years, following which Talisman has the option to enter into a PSC as operator of Block K39 for a 60% working interest.

The assets and liabilities attributable to Talisman's interests in Block K39 and Block K44 were as follows:

Fair value of net assets acquired	Other

Property, plant and equipment	429

Future income tax	(157)

272

Tangguh LNG Project

On December 31, 2007, Talisman acquired 100% of the shares of a company having a 3.06% participating interest in the Tangguh LNG Project (Tangguh), located in Indonesia. The shares and certain obligations were acquired for a total cost of $280 million, comprising $213 million in cash and the assumption of $67 million of long-term debt. The Company entered into this transaction in order to further develop its business in Southeast Asia.

The acquisition was accounted for using the purchase method and the assets and liabilities attributable to Talisman's participating interest in Tangguh were as follows:

Fair value of net assets acquired	Southeast Asia

Property, plant and equipment	416

Working capital	1

Asset retirement obligations	(2)

Future income tax	(135)

280

The results of Talisman's interest in Tangguh are included on the Consolidated Statements of Income with effect from January 1, 2008.

66 TALISMAN ENERGY 2009 ANNUAL REPORT

Other acquisitions

In 2009, Talisman completed minor oil and gas property acquisitions in North America for $28 million in cash.

In 2008, Talisman completed minor oil and gas property acquisitions in North America for a total cost of $71 million, composed of cash of $69 million and properties exchanged of $2 million.

In 2007, Talisman completed minor oil and gas property acquisitions for a total cost of $40 million, composed of cash of $50 million, assumed working capital of $(13) million and properties exchanged of $3 million.

Goodwill

Changes in the carrying amount of the Company's goodwill are as follows:

	2009	2008

Balance at January 1[1]	1,248	1,291

Foreign currency translation	(10)	(43)

Balance at December 31[1]	1,238	1,248

1.
$3 million (December 31, 2008 – $112 million, January 1, 2008 – $125 million) has been reclassified to assets of discontinued operations.

Goodwill has no tax basis.

5.   Accounts Receivable

December 31	2009	2008

Trade receivables	1,265	1,241

Fair value of derivative contracts (note 15)	30	1,198

Allowance for doubtful accounts	(2)	(20)

Total[1]	1,293	2,419

1.
$nil (2008 – $69 million) has been reclassified to assets of discontinued operations.

6.   Inventories

December 31	2009	2008

Materials and supplies	87	59

Product	57	122

Total[1]	144	181

1.
$4 million (2008 – $13 million) has been reclassified to assets of discontinued operations.

7.   Other Assets

December 31	2009	2008

Accrued pension asset (note 23)	29	32

Fair value of derivative contracts (note 15)	42	43

Investments	36	41

Future tax assets (note 19)	120	57

Note receivable (note 15)	43	31

Other	20	31

Total	290	235

TALISMAN ENERGY 2009 ANNUAL REPORT 67

8.   Property, Plant and Equipment

December 31, 2009	Cost	Accumulated DD&A	Net book value[1]

Oil and gas assets	28,263	(9,542)	18,721

Corporate assets	590	(397)	193

	28,853	(9,939)	18,914

December 31, 2008

Oil and gas assets	26,486	(8,065)	18,421

Corporate assets	466	(347)	119

	26,952	(8,412)	18,540

1.
Net book value of $19 million (2008 – $1,348 million) has been reclassified to assets of discontinued operations.

Included in PP&E are capitalized interest costs of $43 million (2008 – $71 million) relating to projects under construction and development. During the year ended December 31, 2009, interest costs of $43 million (2008 – $60 million; 2007 – $83 million) were capitalized.

In 2008, the Company recorded additional DD&A expense in its UK and Scandinavia segments of $410 million and $90 million, respectively, in respect of properties having no proved reserves at year-end prices.

In line with the Company's practice of adjusting DD&A expense in the fourth quarter using year end reserves and updated depletable costs, an incremental DD&A expense of $84 million was booked in the fourth quarter of 2008 to reflect principally price related declines in year-end reserves. For 2009, the impact of adjusting the DD&A expense in the fourth quarter was not significant as an upward price revision of 77.1 mmboe was offset by a higher depletable base and a change in production mix.

As described in note 2a) the methodology for calculating reserves has changed to using average prices. Had year-end prices been used to calculate reserves, this would not have had a significant impact on the loss from continuing operations.

In 2009, impairment expense of $70 million was recorded (2008 – $4 million; 2007 – $9 million), which arose from writing down properties in the North America, UK and Scandinavia segments to their fair value based on estimated discounted net cash flows. The impairment charge is recorded in other expenses on the Consolidated Statements of Income – see note 18.

68 TALISMAN ENERGY 2009 ANNUAL REPORT

Non-Depleted Capital

Included in PP&E are the following costs that were not subject to DD&A:

December 31	2009	2008

Undeveloped land

North America	1,112	445

Southeast Asia	333	–

Other	489	519

Acquired unproved reserve costs associated with producing fields[1]

UK	133	371

Scandinavia	–	121

Southeast Asia	–	8

Acquired unproved reserve costs not associated with producing fields[1]

UK	111	122

Scandinavia	100	99

Southeast Asia	51	191

Other	14	16

Exploration costs[2]	798	1,121

Development projects[3]

North America	178	–

UK	445	313

Scandinavia	613	782

Southeast Asia	240	947

Other	56	23

Total	4,673	5,078

1.
Acquisition costs of unproved reserves are not depleted while under active evaluation for commercial reserves.

2.
Exploration costs consist of drilling in progress and wells awaiting determination of proved reserves and are not depleted pending approval of development plans or commencement of production.

3.
Development projects are not depleted until the asset is substantially complete and ready for its intended use.

Exploration Costs

The following table provides details of the changes in the balance of exploration costs:

	December 31, 2008	Reclassified to depletable and development projects	Expensed to dry hole[1]	Spent during the year[1]	December 31, 2009

North America	548	(241)	(212)	99	194

UK	100	–	(21)	121	200

Scandinavia	15	(4)	(4)	36	43

Southeast Asia	394	–	(166)	6	234

Other	64	–	(26)	89	127

	1,121	(245)	(429)	351	798

	December 31, 2007	Reclassified to depletable and development projects	Expensed to dry hole[1]	Spent during the year[1]	December 31, 2008

North America	492	(182)	(142)	380	548

UK	139	(5)	(42)	8	100

Scandinavia	16	–	(3)	2	15

Southeast Asia	123	(3)	–	274	394

Other	42	(27)	(5)	54	64

	812	(217)	(192)	718	1,121

TALISMAN ENERGY 2009 ANNUAL REPORT 69

	December 31, 2006	Reclassified to depletable and development projects	Expensed to dry hole[1]	Spent during the year[1]	December 31, 2007

North America	503	(163)	(234)	386	492

UK	135	(7)	(91)	102	139

Scandinavia	36	(11)	(24)	15	16

Southeast Asia	33	(31)	–	121	123

Other	62	(12)	(10)	2	42

	769	(224)	(359)	626	812

1.
Costs that are capitalized and expensed to dry hole in the same year are excluded from the continuity.

Costs relating to wells drilled prior to 2009 continue to be capitalized, since management's ongoing assessment includes further planned activity. The number of wells drilled prior to 2009 and related costs are as follows:

	Years	Number of wells	Cost

North America	2003-2008	8	69

UK	2007-2008	5	99

Scandinavia	2007-2008	2	11

Southeast Asia	2007-2008	8	208

Other	2008	1	16

		24	403

North America wells drilled prior to 2009 are principally in the process of being evaluated or are awaiting completion or the construction of infrastructure. The UK wells relate to fields where either further appraisal drilling is ongoing or development options are being assessed. The Scandinavia and Southeast Asia wells relate to fields where further appraisal drilling is planned. The Other well relates to a field where appraisal drilling is ongoing.

9.   Asset Retirement Obligations (ARO)

At December 31, 2009, the estimated total undiscounted ARO associated with oil and gas properties and facilities was $4.8 billion (2008 – $4.7 billion). The majority of the payments to settle these ARO will occur over a period of 35 years and will be funded from the general resources of the Company as they arise. The ARO have been discounted using a weighted average credit adjusted risk free rate of 6.6% (2008 – 6.7%). Total accretion for the year ended December 31, 2009 of $122 million (2008 – $108 million; 2007 – $93 million) has been included in DD&A expense on the Consolidated Statements of Income.

Changes in carrying amounts of the Company's ARO associated with its PP&E are as follows:

	2009	2008

ARO liability at January 1	1,969	1,850

Liabilities incurred during the year	50	92

Liabilities settled during the year	(50)	(57)

Accretion expense	122	108

Revisions in estimated cash flows	218	68

Foreign currency translation	(96)	(92)

ARO liability at December 311,[2]	2,213	1,969

1.
$1 million (December 31, 2008 – $121 million, January 1, 2008 – $157 million) has been reclassified to liabilities of discontinued operations.

2.
Included in December 31, 2009 and December 31, 2008 liabilities are $30 million and $30 million, respectively, of short-term reclamation costs recorded in accounts payable and accrued liabilities on the Consolidated Balance Sheets for a net long-term ARO liability of $2,183 million and $1,939 million, respectively.

70 TALISMAN ENERGY 2009 ANNUAL REPORT

Revisions in estimated cash flows occurring in 2009 related to UK obligations and were the result of revisions to estimated abandonment dates resulting from changes in oil price assumptions.

The Company had provided letters of credit at January 1, 2010 in an amount of $815 million as security for the costs of future dismantlement, site restoration and abandonment obligations in the UK.

The Company has assets of $15 million that represent secured funding for its obligations in Southeast Asia.

10. Long-Term Debt

December 31	2009	2008

Bank Credit Facilities1,[2] (2008 – 1.55%)	–	576

Tangguh Project Financing	106	102

Debentures and Notes (Unsecured)[3]

8.06% medium term notes, due 2009[2]	–	174

6.89% notes (US$10 million), Series B, due 20102,[4]	10	24

4.44% medium term notes (C$350 million), due 2011[5]	350	350

8.25% notes (US$50 million), due 2014	52	–

5.125% notes (US$375 million), due 2015[6]	392	459

8.50% notes (US$150 million) due 2016	157	–

6.625% notes (UK£250 million), due 2017	423	448

7.75% notes (US$700 million), due 2019	733	–

7.25% debentures (US$300 million), due 2027	314	367

5.75% notes (US$125 million), due 2035	131	153

5.85% notes (US$500 million), due 2037	524	612

6.25% notes (US$600 million), due 2038	628	735

Gross debt	3,820	4,000

Prepaid financing costs	(40)	(39)

	3,780	3,961

Less: current portion	(10)	–

Long-term debt	3,770	3,961

1.
Rate reflects the weighted average interest rate of instruments outstanding at December 31. Rate is floating rate-based and varies with changes in short-term market interest rates.

2.
The amounts outstanding at December 31, 2008 were classified as long-term debt since the Company had the ability and intention to replace this debt with long-term borrowings under the revolving bank credit facilities at that time.

3.
Interest on debentures and notes is payable semi-annually except for interest on the 6.625% notes, which is payable annually, and interest on the 6.89%, 8.25% and 8.50% notes, which is payable quarterly.

4.
Repayable in annual instalments ending in 2010. US$10 million was repaid during 2009.

5.
The currency and interest rate on this debenture has been swapped to US$304 million bearing interest at 5.054%. See note 15 for details.

6.
The interest rate on US$300 million of this debenture has been swapped to a floating rate obligation bearing interest at three-month LIBOR plus 0.433% (0.71% at December 31, 2009). See note 15 for details.

In 2009, Talisman repaid $970 million of debt from cash on hand.

Bank Credit Facilities

At December 31, 2009, Talisman had unsecured credit facilities totaling $2,760 million, consisting of facilities of $2,125 million (Facility No. 1), $75 million (Facility No. 2), $200 million (Facility No. 3), $150 million (Facility No. 4) and $210 million (US$200 million) (Facility No. 5). The maturity dates are June 30, 2012 for Facility No. 1 and September 30, 2012 for Facilities No. 2, No. 3, No. 4 and No. 5, although these dates may be extended from time to time upon agreement between the Company and the respective lenders. Prior to the maturity date, the Company may borrow, repay and reborrow at its discretion except for Facility No. 5. The term date of Facility No. 5 is September 30, 2010 and the final maturity date is September 30, 2012. Until the term date, the Company may borrow, repay and reborrow at its discretion; this date can also be extended from time to time upon agreement between the Company and the lender. All facilities must be repaid on their maturity dates.

TALISMAN ENERGY 2009 ANNUAL REPORT 71

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans or LIBOR-based loans. In addition, drawings to a total of $1,062 million are available in the form of letters of credit. Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ guaranteed notes, US$ base rate loans and LIBOR-based loans. Borrowings under Facility No. 3 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans, LIBOR-based loans and letters of credit. Borrowings under Facility No. 4 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans and LIBOR-based loans. Borrowings under Facility No. 5 are available in the form of prime loans, C$ or US$ guaranteed notes, US$ base rate loans and LIBOR-based loans. See note 16 for a summary of letters of credit.

Tangguh Project Financing

In connection with the acquisition of its interest in Tangguh, the Company became a participant in a series of project financing facilities, the Company's share of which is up to US$107 million. Approximately $106 million was outstanding under these facilities at December 31, 2009 (2008 – $102 million), which is secured by Talisman's interest in the Tangguh LNG Project, having a net book value of $211 million. Draws under these facilities bear interest at LIBOR plus 0.19% through to LIBOR plus 0.33% per annum and will mature in 2021.

Debentures and Notes

In 2009, Talisman completed a private placement of US$50 million 8.25% Series A Senior Notes due March 11, 2014 and US$150 million 8.50% Series B Senior Notes due March 11, 2016. Interest on both notes is payable quarterly.

In 2009, Talisman completed a US$700 million offering of 7.75% notes due June 1, 2019. Interest on the notes is payable semi-annually.

Repayment Schedule

The Company's contractual minimum repayments of gross long-term debt are as follows:

Year

2010	10

2011	350

2012	–

2013	–

2014	52

Subsequent to 2014	3,408

Gross debt	3,820

11. Other Long-Term Obligations

December 31	2009	2008

Accrued pension and other post-employment benefits liability (note 23)	28	60

Fair value of derivative contracts (note 15)	7	69

Discounted obligations under capital leases	94	31

Long-term portion of stock-based compensation liability (note 13)	27	–

Other	12	13

Total	168	173

In 2005, the Company entered into a leasing arrangement for the modification, refitting and use of a Floating Storage Offloading (FSO) vessel for use at the South Angsi development in Malaysia. An element of the leasing arrangement has been defined by the Company as a capital lease. The future minimum lease payments are US$5 million for each of the next five years and US$13 million for the remainder of the lease. The imputed rate of interest on the lease is 6%, and the lease expires in 2016. Of the total discounted liability of $28 million (2008 – $37 million), $5 million (2008 – $6 million) is included in accounts payable and accrued liabilities.

72 TALISMAN ENERGY 2009 ANNUAL REPORT

In 2009, the Company entered into a leasing arrangement for the modification, refitting and use of a FSO vessel for use at the Northern Fields development in Malaysia. An element of the leasing arrangement has been defined by the Company as a capital lease. The future minimum lease payments are US$13 million for each of the next five years and US$52 million for the remainder of the lease. The imputed rate of interest on the lease is 10%, and the lease expires in 2019. Of the total discounted liability of $85 million, $14 million is included in accounts payable and accrued liabilities.

12. Capital Disclosures

Talisman's objective in managing capital is to retain access to capital markets, ensure its ability to meet all financial obligations and meet its operational and strategic objectives.

Talisman's capital structure consists of shareholders' equity and long-term debt (including the current portion). The Company makes adjustments to its capital structure based on changes in economic conditions and its planned requirements. Talisman has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce debt, controlling the amount it returns to shareholders and making adjustments to its capital expenditure program.

Consistent with its capital structure guidelines, Talisman monitors capital using the debt-to-debt plus equity ratio and the debt-to-cash flow ratio. The first ratio is calculated using gross debt divided by gross debt plus total equity. The second ratio is calculated using debt as defined above divided by cash flow for the year.

The ratios at December 31, 2009 and 2008 are as follows:

Debt-to-debt plus equity at December 31	2009	2008

Gross debt (note 10)	3,820	4,000

Total equity	11,111	11,150

Debt-to-debt plus equity	26%	26%

Debt-to-cash flow at December 31	2009	2008

Gross debt (note 10)	3,820	4,000

Cash flow	3,961	6,163

Debt-to-cash flow	0.96:1	0.65:1

The calculation of cash flow is as follows:

	2009	2008

Cash provided by operating activities	3,599	6,154

Changes in non-cash working capital	362	9

Cash flow	3,961	6,163

Talisman's debt-to-cash flow was 0.96:1 at December 31, 2009 compared to 0.65:1 at December 31, 2008. The increase was the result of a decrease in cash flow, due principally to lower realized prices during 2009.

Talisman is in compliance with all of its debt covenants. The Company's principal financial covenants include a debt to cash flow ratio, calculated quarterly on a trailing twelve month basis, and a minimum net worth requirement, calculated quarterly but based on the most recently completed year-end results.

TALISMAN ENERGY 2009 ANNUAL REPORT 73

13. Share Capital and Stock-Based Compensation

Authorized

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Issued

Continuity of common shares	2009		2008		2007

	Shares	Amount	Shares	Amount	Shares	Amount

Balance, beginning of year	1,014,708,249	2,372	1,018,590,255	2,437	1,063,928,405	2,533

Issued on exercise of stock options	168,315	2	179,994	3	655,950	14

Purchased during the year	–	–	–	–	(45,994,100)	(110)

Purchased for PSU plan (see below)	–	–	(4,062,000)	(68)	–	–

Balance, end of year	1,014,876,564	2,374	1,014,708,249	2,372	1,018,590,255	2,437

During 2009, Talisman declared a dividend of $0.225 per share (2008 – $0.20 per share; 2007 – $0.175 per share) for an aggregate dividend of $229 million (2008 – $204 million; 2007 – $180 million).

Subsequent to December 31, 2009, 29,900 stock options were exercised for shares. In addition, following the vesting of the 2008 PSU plan units on January 31, 2010, the 4,062,000 shares held in trust were used to settle the Company's obligation and, accordingly, were added back to the total issued and outstanding common shares. There were 1,018,968,464 common shares outstanding at February 26, 2010.

No preferred shares have been issued.

Normal Course Issuer Bid

In November 2009, Talisman renewed its normal course issuer bid with the Toronto Stock Exchange, pursuant to which the Company may repurchase up to 50,945,743 of its common shares (representing 5% of the common shares outstanding at November 18, 2009) during the 12-month period commencing December 2, 2009 and ending December 1, 2010.

During the years ended December 31, 2009 and 2008, Talisman did not repurchase any common shares of the Company under its normal course issuer bid.

During the year ended December 31, 2007, Talisman repurchased 45,994,100 common shares of the Company pursuant to a normal course issuer bid, for a total cost of $951 million.

Stock Option Plans

Talisman has stock option plans that govern the granting of options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock underlying the stock option. Options granted under the plans are generally exercisable after three years and expire 10 years after the grant date. Commencing in 2006, options granted to new employees vest evenly on an annual basis over a three-year period. Option exercise prices approximate the market price for the common shares on the date the options are granted.

74 TALISMAN ENERGY 2009 ANNUAL REPORT

Continuity of stock options	2009		2008		2007

	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)

Outstanding at January 1	64,877,521	15.14	63,578,912	13.21	63,921,148	10.79

Granted	12,023,390	13.37	17,071,170	17.71	12,812,895	20.21

Exercised for common shares	(168,315)	5.87	(179,994)	9.00	(655,950)	6.94

Exercised for cash payment	(4,887,191)	9.00	(13,880,528)	9.08	(11,402,848)	7.45

Cancelled/forfeited	(2,355,879)	17.03	(1,712,039)	19.11	(1,096,333)	17.56

Outstanding at December 31	69,489,526	15.22	64,877,521	15.14	63,578,912	13.21

Exercisable at December 31	33,825,777	13.28	30,135,489	10.80	29,722,984	8.32

Options available for future grants pursuant to the Company's Stock Option Plans	40,928,730		45,709,050		47,187,653

The range of exercise prices of the Company's outstanding stock options is as follows:

December 31, 2009	Outstanding options			Exercisable options

Range of exercise prices ($)	Number of options	Weighted average exercise price ($)	Weighted average years to expiry	Number of options	Weighted average exercise price ($)

4.25 - 5.99	157,175	4.42	–	157,175	4.42

6.00 - 8.99	12,319,359	7.34	3	12,319,359	7.34

9.00 - 11.99	1,609,977	11.36	9	227,965	10.27

12.00 - 14.99	20,180,976	13.62	7	10,333,936	14.01

15.00 - 17.99	643,153	16.60	9	176,056	15.85

18.00 - 22.54	34,578,886	19.17	7	10,611,286	19.64

4.25 - 22.54	69,489,526	15.22	6	33,825,777	13.28

The mark-to-market liability for the stock option plans at December 31, 2009 was $268 million (2008 – $81 million), of which $242 million (2008 – $81 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Subsequent to December 31, 2009, 1,534,939 stock options were exercised for cash, 29,900 were exercised for shares, 171,985 were granted and 122,822 were cancelled, with 67,973,850 stock options outstanding at February 26, 2010.

Cash Unit Plan

In addition to the Company's stock option plans, Talisman's subsidiaries issue stock appreciation rights under the cash unit plan. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying shares of the Company. Units granted under the cash unit plan are generally exercisable after three years and expire 10 years after the grant date.

Continuity of cash units	2009		2008		2007

	Number of units	Average exercise price ($)	Number of units	Average exercise price ($)	Number of units	Average exercise price ($)

Outstanding at January 1	9,723,082	16.52	9,970,493	15.14	8,352,328	12.68

Granted	1,403,650	13.23	2,184,940	18.06	2,762,980	20.16

Exercised	(732,565)	9.72	(1,984,466)	10.85	(943,220)	7.56

Cancelled/forfeited	(316,065)	18.94	(447,885)	19.43	(201,595)	17.53

Outstanding at December 31	10,078,102	16.42	9,723,082	16.52	9,970,493	15.14

Exercisable at December 31	4,806,867	15.09	3,495,861	11.40	2,605,153	7.67

TALISMAN ENERGY 2009 ANNUAL REPORT 75

The range of exercise prices of the Company's cash units is as follows:

December 31, 2009	Outstanding units			Exercisable units

Range of exercise prices ($)	Number of units	Weighted average exercise price ($)	Weighted average years to expiry	Number of units	Weighted average exercise price ($)

6.60 - 8.99	1,054,963	7.55	4	1,054,963	7.55

9.00 - 11.99	153,230	11.06	9	23,745	10.42

12.00 - 14.99	2,770,345	13.68	7	1,557,455	14.01

15.00 - 17.99	62,289	16.85	8	24,980	16.66

18.00 - 20.41	6,037,275	19.36	7	2,145,724	19.61

6.60 - 20.41	10,078,102	16.42	7	4,806,867	15.09

The mark-to-market liability for the cash unit plan at December 31, 2009 was $28 million (2008 – $7 million), of which $27 million (2008 – $7 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Subsequent to December 31, 2009, 120,020 cash units were exercised, 6,470 were granted and 13,540 were cancelled, with 9,951,012 cash units outstanding at February 26, 2010.

Performance Share Unit (PSU) Plans

Long-Term PSU Plan

In 2009, the Company implemented a long-term PSU plan that allows for the granting of PSUs to employees, pursuant to which 5,520,158 PSUs were granted during the year, which vest on December 31, 2011 to varying degrees (0-150%) subject to predetermined performance measures being achieved. Each PSU represents the right, subject to performance, to receive one common share of the Company.

During the year, the Company recorded stock-based compensation of $17 million, including capitalized expense of $2 million, relating to its long-term PSU plan, with a corresponding increase in contributed surplus.

The Company may purchase shares on the open market to satisfy its obligation to deliver common shares to settle long-term PSUs.

2008 PSU Plan

In 2008, Talisman implemented a PSU plan pursuant to which 4,158,860 PSUs were granted. These PSUs vested on January 31, 2010 subject to predetermined performance measures being achieved. Based on the Company's performance relative to these predetermined performance measures, the Board of Directors approved the vesting of 90% of the PSUs granted.

To satisfy the Company's obligation to deliver common shares to settle the PSUs, the Company established a trust that purchased 4,062,000 common shares on the open market for $68 million. These shares were held in trust until the PSUs vested. The Company was not exposed to fluctuations in the stock price in respect of the shares held in trust.

For accounting purposes, the cost of the purchase of the common shares held in trust was accounted for as a reduction in outstanding common shares and the trust was consolidated in accordance with Accounting Guideline 15 since it met the definition of a variable interest entity and the Company was the primary beneficiary of the trust.

During the year, the Company recorded stock-based compensation of $52 million (2008 – $20 million), including capitalized expense of $9 million, relating to its 2008 PSU plan, with a corresponding increase in contributed surplus.

Deferred Share Unit (DSU) Plan

Talisman issues DSUs to directors in lieu of cash compensation. Each DSU represents the right to receive a cash payment on retirement equal to the market value of the Company's shares at the time of surrender. Dividends are credited as additional DSUs when paid. At December 31, 2009, there were 396,550 (2008 – 316,390) units outstanding. The mark-to-market liability of $8 million (2008 – $4 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets. Expense of $4 million related to the DSUs is recognized in general and administrative expenses on the Consolidated Statements of Income.

76 TALISMAN ENERGY 2009 ANNUAL REPORT

Restricted Share Unit (RSU) Plan

Talisman has a RSU plan that grants RSUs to eligible employees. All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the stock. Typically, RSUs granted under the plan are paid three years after the grant date. At December 31, 2009, there were 342,730 (2008 – 250,181) units outstanding (including dividend equivalent RSUs). The mark-to-market liability of $3 million (2008 – $1 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Stock-Based Compensation

For the year ended December 31, 2009, the Company recorded stock-based compensation expense of $290 million (2008 – $73 million recovery; 2007 – $15 million recovery) in respect of the plans described above as follows: stock options – $207 million expense (2008 – $92 million recovery; 2007 – $19 million recovery), cash units – $22 million expense (2008 – $1 million recovery; 2007 – $4 million expense), 2008 PSU plan – $43 million (2008 – $20 million), long-term PSU plan – $15 million and RSUs – $3 million (2008 – $nil; 2007 – $nil).

During the year, the Company paid cash of $52 million (2008 – $211 million; 2007 – $168 million) to employees in settlement of fully accrued option liabilities for options exercised. In addition, the Company capitalized stock-based compensation expense of $42 million (2008 – $6 million; 2007 – $3 million).

Of the combined mark-to-market liability for stock option, cash unit, DSU and RSU plans of $307 million (2008 – $93 million), $280 million (2008 – $93 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets and $27 million (2008 – $nil) is included in other long-term obligations.

14. Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows:

	2009	2008	2007

Accumulated other comprehensive income (loss) at beginning of year

Derivative financial instruments designated as cash flow hedges	1	(16)	–

Foreign currency translation adjustments	(273)	(173)	122

	(272)	(189)	122

Adjustment due to adoption of new accounting policies

Derivative financial instruments designated as cash flow hedges (note 2)	–	–	82

Other comprehensive income (loss) for the year

Derivative financial instruments designated as cash flow hedges

Gains (losses) arising during the year	39	(50)	21

(Gains) losses recognized in net income	(40)	67	(119)

Foreign currency translation adjustments	(317)	(100)	(295)

	(318)	(83)	(393)

Accumulated other comprehensive income (loss) at end of year

Derivative financial instruments designated as cash flow hedges	–	1	(16)

Foreign currency translation adjustments	(590)	(273)	(173)

	(590)	(272)	(189)

15. Financial Instruments

Talisman's financial assets and liabilities at December 31, 2009 is composed of cash and cash equivalents, accounts receivable, note receivable, investments, bank indebtedness, accounts payable and accrued liabilities, long-term debt, discounted obligations under capital leases and risk management assets and liabilities arising from the use of derivative financial instruments.

The Company is exposed to financial risks arising from its financial assets and liabilities. The financial risks include market risk related to foreign exchange rates, interest rates and commodity prices, credit risk and liquidity risk.

TALISMAN ENERGY 2009 ANNUAL REPORT 77

Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable (excluding the fair value of derivative contracts), bank indebtedness, and accounts payable and accrued liabilities (excluding the fair value of derivative contracts) approximate their carrying values due to the short-term maturity of those instruments. Discounted obligations under capital leases are valued using the discounted minimum payments method, and their fair value approximates carrying value. The note receivable is classified as held-for-trading financial instruments and presented at fair value calculated using discounted cash flows, and the Black-Scholes model is used to value the conversion feature.

Borrowings under bank credit facilities are short-term in nature and are market rate based, thus, carrying value approximates fair value. The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics. The fair values of private notes are based on estimations provided by third parties. The fair value of Talisman's floating rate debt is determined by discounting future estimated coupon payments at the current market interest rate. The fair value of Talisman's long-term debt at December 31 was $4 billion (2008 – $3.3 billion), while the carrying value was $3.8 billion (2008 – $4 billion).

Risk management assets and liabilities are recorded at their estimated fair values. To estimate fair value, the Company uses quoted market prices when available, or models that utilize observable market data. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. The Company's non-performance risk is determined based on third party quotes for debt instruments with maturity dates that are similar, or in close approximation to, the maturity dates of the corresponding financial instrument. The Company's liabilities have decreased by $8 million as a result of incorporating non-performance risk. The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•
level 1 – inputs represent quoted prices in active markets for identical assets or liabilities (for example, exchange-traded commodity derivatives). Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
level 2 – inputs other than quoted prices included within level that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the marketplace. The Company obtains information from sources such as the New York Mercantile Exchange ("NYMEX") and independent price publications.

•
level 3 – inputs that are less observable, unavailable or where the observable data do not support the majority of the instrument's fair value, such as the Company's internally developed assumptions about market participant assumptions used in pricing an asset or liability, for example, an estimate of future cash flows used in the Company's internally developed present value of future cash flows model that underlies the fair value measurement.

In forming estimates, the Company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement. The valuation of over the counter financial swaps and collars is based on similar transactions observable in active markets or industry standard models that primarily rely on market observable inputs. Substantially all of the assumptions for industry standard models are observable in active markets throughout the full term of the instrument. These are categorized as level 2.

Fair values for cross currency and interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. Fair values for commodity price derivatives are based on discounted cash flow analysis using current market rates and prices and option pricing models using forward pricing curves and implied volatility, as appropriate, which are compared to quotes received from financial institutions for reasonability.

78 TALISMAN ENERGY 2009 ANNUAL REPORT

The following table presents the Company's material assets and liabilities measured at fair value for each hierarchy level as at December 31, 2009:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value

Assets

Interest rate swaps	–	27	–	27

Cross currency swaps	–	28	–	28

Commodity swaps	–	3	–	3

Commodity collars	–	14	–	14

Note receivable	–	–	43	43

	–	72	43	115

Liabilities

Cross currency swaps	–	1	–	1

Commodity swaps	–	9	–	9

Commodity collars	–	273	–	273

	–	283	–	283

The following table sets forth a reconciliation of changes in the fair value of the assets classified as Level 3 in the fair value hierarchy:

	2009	2008

Balance at January 1	31	–

Issuance	–	40

Realized and unrealized gains (losses)	12	(9)

Balance at December 31	43	31

Unobservable inputs utilized to determine the fair value of the note receivable include the weighted average cost of capital and volatility of the common shares of the counterparty.

Risk Management Assets and Liabilities

Derivative instrument	Balance sheet caption	2009	2008

Assets

Interest rate swaps	Accounts receivable	13	12

Interest rate swaps	Other assets	14	43

Cross currency swaps	Other assets	28	–

Commodity contracts	Accounts receivable	17	1,186

Risk management assets		72	1,241

Liabilities

Cross currency swaps	Accounts payable and accrued liabilities	1	3

Cross currency swaps	Other long-term obligations	–	22

Commodity contracts	Accounts payable and accrued liabilities	275	27

Commodity contracts	Other long-term obligations	7	47

Risk management liabilities		283	99

TALISMAN ENERGY 2009 ANNUAL REPORT 79

Currency Risk

Currency risk management is carried out by Talisman pursuant to policies and guidelines approved by the Board of Directors.

Talisman operates internationally and is therefore exposed to foreign exchange risk. Talisman's primary exposures are from fluctuations in the US$ relative to the C$, UK£ and NOK. Although Talisman's reporting currency is C$, its functional currency is US$, since most of its revenues are closely tied to the US$.

Talisman manages its foreign exchange exposure in a number of ways. By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations. Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries' functional currencies. The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due. At December 31, 2009, Talisman had outstanding short-term foreign exchange forward contracts in the amount of $170 million which matured in January 2010.

Talisman enters into derivative instruments from time to time to mitigate its currency risk. At December 31, 2009, the Company had cross currency interest rate swap contracts that effectively swap the 4.44% C$350 million medium term notes due 2011 into US$304 million at an interest rate of 5.05%. These contracts have been designated as a cash flow hedge. The effective portion of the changes in the fair value of the cross currency interest rate swaps is recognized initially in other comprehensive loss and is reclassified to foreign exchange gains or losses as foreign exchange translation gains or losses on the hedged debt are recorded. For the year ended December 31, 2009, the net increase in other comprehensive loss resulting from these contracts was $1 million. The changes in the hedged item and hedging item attributable to foreign exchange are included in net income when incurred. Since the hedge was effective, the net effect of these entries had no impact on net income.

In order to reduce Talisman's exposure to exchange rate fluctuations, the Company has designated loans denominated in the foreign currencies of its self-sustaining operations as effective net investment hedges. For the year ended December 31, 2009, losses of $63 million have been included in other comprehensive loss. These losses are attributable to the translation of Talisman's UK£250 million denominated debt and $174 million of Canadian debt, which was repaid during the fourth quarter.

In respect of financial instruments existing at December 31, 2009, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in an increase of $6 million in net income and an decrease of $6 million in other comprehensive loss in the year ended December 31, 2009. A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk

Talisman is exposed to interest rate risk principally by virtue of its borrowings. Borrowing in floating rates exposes Talisman to short-term movements in interest rates. Borrowing in fixed rates exposes Talisman to mark-to-market interest rate risk as well as reset risk (i.e. at debt maturity). Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the trade-off between longer term interest rate reset risk and shorter term volatility in interest rates.

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt. At December 31, 2009, the Company had fixed-to-floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. During the year ended December 31, 2009, the fair value of the fixed-to-floating interest rate swaps decreased by $28 million. The Company no longer designated the swap as a hedge starting in the fourth quarter of 2008.

In respect of financial instruments existing at December 31, 2009, a 1% increase in interest rates would have $nil impact on net income and $nil impact on other comprehensive loss in the year ended December 31, 2009. This result was achieved because the impact that a 1% increase in interest rates has on cash and cash equivalents and the note receivable was offset with the impact that a 1% increase in interest rates has on the Company's interest rate swap. These items may not offset in future periods.

Credit Risk

Talisman is exposed to credit risk, which is the risk that a customer or counterparty will fail to perform an obligation or settle a liability, resulting in financial loss to the Company. Talisman manages exposure to credit risk by adopting credit risk guidelines approved by the Board of Directors that limit transactions according to counterparty creditworthiness. The Company routinely assesses the financial strength of its joint participants and customers, in accordance with the credit risk guidelines. Talisman's credit policy requires collateral to be sought from counterparties considered to present a material risk of non-payment, which would include

80 TALISMAN ENERGY 2009 ANNUAL REPORT

entities internally assessed as high risk or those with ratings below investment grade. Collateral received from customers at December 31, 2009 included $84 million of letters of credit.

A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At December 31, 2009, approximately 89% of the Company's trade accounts receivable were current. Talisman had no customers with individually significant balances outstanding at December 31, 2009. Concentration of credit risk is mitigated by having a broad domestic and international customer base of highly rated counterparties.

Derivative counterparty exposure decreased during 2009 due principally to the settlement of contracts. The Company diversifies its derivative counterparty exposure.

The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. The Company's policy allows it to deposit cash balances at financial institutions subject to a sliding scale limit, depending on creditworthiness.

The maximum credit exposure associated with financial assets is the carrying values.

Liquidity Risk

Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due. Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program. Liquidity risk was significantly reduced during 2009 by virtue of the Company's significant cash balance ($1.7 billion at December 31, 2009).

Talisman maintains appropriate un-drawn capacity in its revolving credit facilities to meet short-term fluctuations from forecasted results. Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate un-drawn capacity under committed bank lines.

The majority of the Company's debt matures subsequent to 2014, with $10 million maturing in 2010 and $350 million maturing in 2011.

At December 31, 2009, the Company had not drawn against its available $2.8 billion of bank lines of credit, which are fully committed through 2012. These maturity dates may be extended from time to time by agreement between the Company and the respective lenders. During 2009, the Company diversified its maturities and enhanced liquidity through the private placement and notes offering described in note 10.

Except for derivatives that mature as noted below, long-term debt that matures as outlined in note 10 and other long-term obligations detailed in note 11, all of the Company's financial liabilities are due within one year.

Commodity Price Risk

Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas, and natural gas liquids. Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors. The Company may hedge a portion of its future production to protect cash flows to allow it to meet its strategic objectives.

During the year, no gains or losses arose as a result of commodity derivative instruments designated as hedges, all such hedges having expired, and consequently there was no impact on recorded sales. In 2008, realized losses related to commodity derivatives instruments designated as hedges resulted in a decrease of recorded sales of $28 million (2007 – $104 million increase).

During the year, the Company recorded a loss of $412 million (2008 – $1,664 million gain; 2007 – $25 million loss) in respect of the note receivable, the fixed-to-floating interest rate swap and commodity derivative instruments designated as held-for-trading financial instruments, including a realized gain of $989 million (2008 – $489 million; 2007 – $40 million) which is included in cash provided by operating activities.

TALISMAN ENERGY 2009 ANNUAL REPORT 81

The Company had the following commodity price derivative contracts not designated as hedges outstanding at December 31, 2009:

Fixed price swaps	Term	mcf/d	C$/mcf	Fair value

ICE index	Jan-Mar 2010	20,638	7.28	3

ICE index	Apr-Sep 2010	20,638	5.98	–

ICE index	Oct-Dec 2010	17,824	7.03	(2)

ICE index	Jan-Mar 2011	17,824	7.03	(4)

ICE index	Apr-Jun 2011	16,886	6.41	(3)

				(6)

Two-way collars	Term	bbls/d	Floor/ceiling US$/bbl	Fair value

Dated Brent oil index	Jan-Dec 2010	28,000	52.57/80.14	(84)

Dated Brent oil index	Jan-Dec 2010	25,000	71.72/90.00	(1)

WTI	Jan-Dec 2010	22,000	50.20/60.87	(187)

				(272)

Two-way collars	Term	mcf/d	Floor/ceiling C$/mcf	Fair value

AECO index	Jan-Jun 2010	94,820	5.82/7.17	8

AECO index	Jan-Dec 2010	47,410	5.78/7.39	6

				14

Two-way collars	Term	mcf/d	Floor/ceiling US$/mcf	Fair value

NYMEX index	Jul-Dec 2010	95,000	5.90/7.03	(1)

In respect of outstanding financial instruments and assuming forward commodity prices in existence at December 31, 2009, an increase of US$1/bbl in the price of oil and $0.10/mcf in the price of natural gas would have reduced the net fair value of commodity derivatives, thereby resulting in a decrease in net income of approximately $16 million for the year ended December 31, 2009. A similar decrease in commodity prices would result in an increase in net income of approximately $17 million for the year ended December 31, 2009. The sensitivity of net income to commodity price changes is dependent on commodity price assumptions.

16. Contingencies and Commitments

Contingencies

From time to time, Talisman is the subject of litigation arising out of the Company's operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not expected to have a material impact on the Company's financial position.

In September 2006, the United States District Court for the Southern District of New York (the "Court") granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. In October 2009, the Second Circuit Court of Appeals dismissed the plaintiff's appeal of the Court's decision granting Talisman's Motion for Summary Judgment, denying class certification and refusing to consider the plaintiff's proposed third amended complaint. The plaintiffs have indicated they intend to request the US Supreme Court to hear an appeal of the Second Circuit Court of Appeals decision. Talisman believes the lawsuit is entirely without merit.

82 TALISMAN ENERGY 2009 ANNUAL REPORT

Estimated Future Minimum Commitments1

During the year, Talisman incurred rental expense of $782 million (2008 – $768 million; 2007 – $670 million) in respect of its operating leases.

Estimated future commitments for 2010 and beyond are as follows:

	2010	2011	2012	2013	2014	Subsequent to 2014	Total

Office leases	41	37	32	31	31	10	182

Vessel leases	195	167	166	131	86	77	822

Transportation and processing commitments[2]	191	197	162	121	121	460	1,252

Minimum work commitments	251	204	193	76	75	19	818

Abandonment obligations	30	42	18	41	82	4,549	4,762

Other service contracts[3]	569	237	100	45	50	61	1,062

Total	1,277	884	671	445	445	5,176	8,898

1.
Future minimum payments denominated in foreign currencies have been translated into C$ based on the December 31, 2009 exchange rate.

2.
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

3.
Other service contracts includes drilling rig commitments to meet a portion of the Company's future drilling requirements.

Talisman's estimated total undiscounted future ARO at December 31, 2009 was $4.8 billion (2008 – $4.7 billion), approximately 61% of which relates to Talisman's UK operations. At December 31, 2009, Talisman had accrued $2.2 billion (2008 – $2 billion) of this liability. The Company had provided letters of credit at January 1, 2010 in an amount of $1.4 billion, of which $815 million were provided as security for the costs of future dismantlement, site restoration and abandonment obligations in the UK. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and abandonment obligations in other areas. In addition, the Company has issued guarantees as security for certain minimum work, future dismantlement, site restoration and abandonment obligations in lieu of letters of credit. Talisman has approximately $236 million of abandonment letters of credit in place from January 1, 2010 until December 31, 2010 in respect of assets held by third parties.

Talisman leases certain of its ocean-going vessels and corporate offices, all of which, with the exception of the leasing arrangements described in note 11, are accounted for as operating leases. In addition to the minimum lease payments, Talisman has ongoing operating commitments associated with the vessels.

Talisman has firm commitments for gathering, processing and transportation services that require the Company to pay tariffs to third parties for processing or shipment of certain minimum quantities of crude oil and liquids and natural gas. The Company anticipates having sufficient production to meet these commitments.

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are not intended to be settled for net cash payment. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract. The Company anticipates having sufficient future production to meet these fixed price sales contract commitments. The Company had the following physical commodity contracts outstanding at December 31, 2009:

	Term	mcf/d	C$/mcf

AECO natural gas swaps	Jan-Dec 2010	14,223	6.33

AECO natural gas collars	Jan-Dec 2010	175,417	6.33/7.55

AECO natural gas swaps	Jan 2010-Dec 2011	3,671	3.10

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside of North America and the North Sea, Talisman has entered into a number of long-term sales contracts.

TALISMAN ENERGY 2009 ANNUAL REPORT 83

The majority of Talisman's Corridor natural gas production in Indonesia is currently sold under three long-term sales agreements with Caltex, Singapore Power and PGN. Under the agreement with Caltex, the majority of natural gas sales are exchanged for crude oil on a percentage of an energy equivalent basis. The minimum volume commitment under this contract is approximately 236 bcf over the remaining 12 year life of the contract. Under the agreement with Singapore Power, sales to Singapore from Corridor are referenced to the spot price of fuel oil in Singapore. The minimum volume commitment is approximately 260 bcf over the remaining 14 year life of the contract. Sales from Corridor to West Java are under long-term contract at a price of US$1.91/mcf, with no associated transportation costs. The minimum volume commitment is approximately 713 bcf over the remaining 14 year life of the contract.

The Company is subject to volume delivery requirements for approximately 100 mmcf/d at prices referenced to the Singapore fuel oil spot market in relation to a long-term sales contract in Malaysia, ending in 2018. In the event these delivery requirements are not met in a contract year, volumes delivered in the subsequent contract year are subject to a 25% price discount on the quantities that were not delivered in the prior year.

Currently, the Company anticipates having sufficient production to meet all future delivery requirements.

17. Other Revenue

Years ended December 31	2009	2008	2007

Pipeline and custom treating tariffs[1]	85	90	85

Investment income	11	14	21

Marketing income	19	8	12

Total	115	112	118

1.
$13 million (2008 – $38 million; 2007 – $97 million) has been reclassified to net income from discontinued operations.

18. Other Expenses, Net

Years ended December 31	2009	2008	2007

Net gain on asset disposals	(37)	(66)	(12)

Foreign exchange loss (gain)	(15)	(165)	53

Property impairments	70	4	9

Restructuring[2]	18	–	–

Inventory writedown	15	1	–

Bad debts	(18)	18	–

Miscellaneous interest	18	1	20

Other[1]	(3)	28	(34)

Total	48	(179)	36

1.
$3 million (2008 – $7 million; 2007 – $(4) million) has been reclassified to net income from discontinued operations.

2.
Relates to charges incurred in connection with the reorganization of the Company's North America operations, which was completed in 2009.

84 TALISMAN ENERGY 2009 ANNUAL REPORT

19. Taxes

Income Taxes

The current and future income taxes for each of the three years ended December 31 are as follows:

Years ended December 31	2009	2008	2007

Current income tax (recovery)

North America	171	(55)	73

UK	189	756	49

Scandinavia	51	243	181

Southeast Asia	243	353	294

Other	66	78	59

	720	1,375	656

Future income tax (recovery)

North America	(459)	483	(264)

UK	(109)	(194)	306

Scandinavia	6	(85)	(91)

Southeast Asia	(100)	(27)	(28)

Other	(24)	(23)	7

	(686)	154	(70)

Total[1]	34	1,529	586

1.
$161 million (2008 – $184 million; 2007 – $407 million) has been reclassified to net income from discontinued operations.

The components of the net future tax liability at December 31 are as follows:

	2009	2008

Future tax liabilities

Property, plant and equipment	4,827	4,863

Other	186	505

	5,013	5,368

Future tax assets

Asset retirement obligations	1,093	972

Other	252	146

	1,345	1,118

Net future tax liability[1]	3,668	4,250

1.
$5 million (2008 – $59 million) has been reclassified to liabilities of discontinued operations.

The net future tax liability at December 31 is presented in the balance sheet as follows:

	2009	2008

Future tax liabilities	3,788	4,307

Future tax assets (note 7)	(120)	(57)

	3,668	4,250

TALISMAN ENERGY 2009 ANNUAL REPORT 85

Income taxes vary from the amount that would be computed by applying the Canadian statutory income tax rate of 29.26% for the year ended December 31, 2009 (2008 – 29.79%; 2007 – 32.41%) to income from continuing operations as follows:

Years ended December 31	2009	2008	2007

Income (loss) from continuing operations before taxes	(566)	4,827	1,748

Statutory income tax rate	29.26%	29.79%	32.41%

Income taxes calculated at the Canadian statutory rate	(166)	1,438	567

Increase (decrease) in income taxes resulting from:

Change in statutory tax rates	–	–	(180)

Non-taxable expense (income)	29	(51)	(24)

Tax on items not included in income from continuing operations	60	(81)	101

Deductible PRT expense	(51)	(81)	(83)

Difference between future and statutory tax rates	47	(100)	2

Higher foreign tax rates	179	523	245

Uplift tax benefit	(70)	(53)	(25)

Other	6	(66)	(17)

Income taxes	34	1,529	586

At December 31, 2009, Talisman had unused non-capital tax losses of $428 million (2008 – $102 million; 2007 – $101 million). The majority of these losses arose in the US and expire between 2028 and 2029.

Changes in the Company's unrecognized tax benefit are as follows:

	2009	2008

Unrecognized tax benefit at January 1	67	83

Increases due to prior period tax positions	14	–

Decreases due to prior period tax positions	(55)	(3)

Decreases due to current period tax positions	–	(2)

Increases due to settlement with taxation authorities	8	2

Decreases due to settlements with taxation authorities	(1)	(13)

Unrecognized tax benefit at December 31	33	67

Talisman's entire unrecognized tax benefit as at December 31, 2009 and December 31, 2008, if recognized, would affect the Company's effective tax rate.

Of the decreases due to prior period tax positions of $55 million, $49 million is the result of the Company having conceded a tax position as a result of an unfavourable court decision involving another taxpayer in a similar transaction.

No significant change in the total unrecognized tax benefit is expected in 2010.

The total amount of interest and penalties included in income tax expense during the year ended December 31, 2009 was $1 million (2008 – $2 million; 2007 – $6 million). The total amount of accrued interest and penalties was $nil at December 31, 2009 (2008 – $18 million).

86 TALISMAN ENERGY 2009 ANNUAL REPORT

Talisman's open tax years by jurisdiction are as follows:

Jurisdiction	Tax years subject to examination

Canada	1987 to date

US	2005 to date

UK	2002 to date

Norway	2003 to date

Malaysia	2003 to date

Indonesia	1999 to date

Vietnam	2001 to date

As a matter of course, Talisman is audited regularly by federal and foreign taxing authorities, but does not anticipate adjustments arising from these audits that would materially affect its financial position, results of operations or cash flows.

Petroleum Revenue Tax (PRT)

PRT expense relates primarily to the UK and is comprised of current tax expense of $65 million (2008 – $83 million; 2007 – $262 million) and future tax expense of $43 million (2008 – $93 million; 2007 – $4 million recovery). The measurement of PRT expense and the related provision in the Consolidated Financial Statements is subject to uncertainty associated with future recovery of oil and gas reserves, commodity prices and the timing of future events, which could result in material changes to deferred amounts.

20. Supplemental Cash Flow Information

Items Not Involving Cash

Years ended December 31	2009	2008	2007

Depreciation, depletion and amortization	2,674	2,890	2,107

Dry hole	584	492	595

Net gain on asset disposals	(37)	(66)	(12)

Stock-based compensation expense (recovery)	213	(284)	(183)

Future income taxes and deferred PRT (recovery)	(645)	247	(74)

Unrealized (gains) losses on held-for-trading financial instruments	1,390	(1,222)	65

Financial instruments contract premium	11	46	–

Other	93	44	58

	4,283	2,147	2,556

Changes in Non-Cash Operating Working Capital

Years ended December 31	2009	2008	2007

Accounts receivable	(71)	3	(91)

Inventories	(17)	(43)	77

Prepaid expenses	3	(5)	13

Asset retirement obligations expenditures[1]	(33)	(57)	(46)

Accounts payable and accrued liabilities	(117)	(11)	(186)

Income and other taxes payable	(127)	104	(24)

Net use of cash	(362)	(9)	(257)

1.
$30 million of the asset retirement expenditures in 2009 were to settle liabilities that were recorded in accounts payable and accrued liabilities at December 31, 2008

TALISMAN ENERGY 2009 ANNUAL REPORT 87

Other Cash Flow Information

Years ended December 31	2009	2008	2007

Cash interest paid (net of capitalized interest)	215	162	232

Cash income taxes paid	920	1,385	997

21. Cash and Cash Equivalents

Of the cash and cash equivalents balance of $1.7 billion, arising largely from the disposition of assets described in note 3, $190 million has been invested in bank deposits and the remainder in highly rated marketable securities with maturities of less than three months.

22. Weighted Average Number of Common Shares Outstanding – Basic and Diluted

(millions)	2009	2008	2007

Weighted average number of common shares outstanding – basic	1,015	1,017	1,032

Dilution effect of stock options	–	17	24

Weighted average number of common shares outstanding – diluted	1,015	1,034	1,056

Outstanding stock options are the only instruments that are dilutive to net income per share.

As a result of the net loss from continuing operations, the effect of outstanding stock options on per share amounts is anti-dilutive in 2009. In 2008, 26,985,720 (2007 – 10,859,778) stock options that were anti-dilutive were excluded from the computation of diluted net income per share.

23. Employee Benefits

The Company sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees. The Company also provides post-employment benefits to its retirees.

Defined benefit pension plans are based on years of service and final average salary. The defined pension benefits in the UK and Norway, which account for 55% of the accrued benefit obligation at December 31, 2009, will increase at the rate of inflation. Although the Company has no commitment to provide for increases related to inflation on its Canadian defined benefit pension plans, the benefits have increased annually by one-half of the rate of inflation since 2003.

Talisman uses actuarial reports prepared by independent actuaries on the defined benefit pension plans for funding and accounting purposes. The Company uses a December 31 measurement date to value its benefit plan assets and obligations. The most recent actuarial valuation of the Canadian employee and executive pension plans for funding purposes was at December 31, 2008, with the next valuation at December 31, 2009. The most recent actuarial valuation of the UK pension scheme for funding purposes was at March 31, 2009, with the next valuation at March 31, 2012.

88 TALISMAN ENERGY 2009 ANNUAL REPORT

Actuarial Assumptions

The following significant actuarial assumptions were employed to determine the net benefit expense and the accrued benefit obligations:

	2009	2008	2007

Accrued benefit obligation

Discount rate (%)	5.8	6.5	5.5

Rate of compensation increase (%)	4.9	4.6	4.8

Benefit expense

Discount rate (%)	6.5	5.5	5.0

Expected long-term rate of return on plan assets (%)	5.8	6.6	6.8

Assumed health care cost trend rates

Initial health care cost trend rate (%)	10.0	10.0	10.0

Health care cost trend rate declines to (%)	5.0	5.0	5.0

Year that the cost trend rate reaches final rate	2036	2036	2018

The discount rate assumptions used to determine pension and post-retirement benefit plan obligations and expense reflect the prevailing rates available on high-quality, fixed-income debt instruments.

The expected long-term rate of return on plan assets is established by developing a forward-looking, long-term return assumption for each asset class, taking into account factors such as the expected real return for the specific asset class and inflation. A single, long-term rate of return is then calculated as the weighted average of the target asset allocation and the long-term return assumption for each asset class.

Investment Policies

The Canadian defined benefit plans' investment policy provides a framework for managing the plan assets, without undue risk of capital loss and with a reasonable expectation of a rate of return or appreciation in value. Investment managers must manage the plan assets to reasonably track the return of the appropriate index. Equity investments are passively managed to replicate the S&P/TSX Index, the S&P 500 Index and the MSCI EAFE Index. Foreign equity investments are hedged to the Canadian dollar. Investments in bonds and debentures are managed passively to replicate the DEX Long Term Bond Index and are limited to those meeting minimum credit ratings.

The UK defined benefit plan's investment policy is designed to spread risks across a range of different sources. This is achieved through asset diversification so as to limit the impact of any single risk. Asset classes considered for the UK plan's investments are UK government and corporate bonds, UK equities and international equities. Plan assets are actively managed, with investment managers maintaining the target asset allocation, described below, within a 5% tolerance range.

Plan Assets

The approximate target allocation percentage for the Canadian employee and executive plans that account for 34% of total plan assets is 50% equities and 50% bonds. The approximate target allocation for the UK plan that accounts for 54% of total plan assets is 45% UK equities, 35% international equities and 20% UK bonds. Plan assets do not include any common shares of Talisman, other than through Canadian equity pooled funds.

The allocation of defined benefit plan assets is as follows:

	2009	2008	2007

Equity securities (%)	60	58	71

Fixed income (%)	32	32	27

Cash (%)	6	8	2

Real estate (%)	2	2	–

	100	100	100

TALISMAN ENERGY 2009 ANNUAL REPORT 89

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. Refer to note 15 for details concerning the three levels of the fair value hierarchy.

The fair values of defined benefit plan assets at December 31, 2009 by asset category are as follows:

	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value

Cash	14	–	–	14

Pooled Funds

Canadian companies	7	–	–	7

US companies	31	–	–	31

International companies	87	–	–	87

Corporate bonds	70	–	–	70

International government securities	5	–	–	5

Real estate	–	–	4	4

	214	–	4	218

Net Benefit Expense

The net benefit expense for the pension plans is as follows:

	2009	2008	2007

Current service cost – defined benefit	20	22	21

Interest cost	16	15	12

Actual return on plan assets	(24)	37	(7)

Actuarial (gain) loss on accrued benefit obligation	42	(39)	2

Other	–	–	(3)

Costs arising during the year	54	35	25

Differences between costs arising during the year and net benefit expense

Return on plan assets	13	(52)	(7)

Actuarial loss (gain)	(35)	44	2

Prior service benefit	1	1	(3)

Amortization of net transitional asset	(1)	(1)	(1)

Defined benefit plan expense	32	27	16

Defined contribution plan expense	14	13	11

Net benefit expense	46	40	27

The net benefit expense for the year is determined by using actuarial assumptions, including expected return on plan assets, and includes the amortization of net actuarial losses and net transitional assets and obligations as described in note 1k).

The net benefit expense for other post-retirement benefit plans for the year ended December 31, 2009 was $1 million (2008 – $1 million).

90 TALISMAN ENERGY 2009 ANNUAL REPORT

Obligation and Funded Status

Information about the Company's defined pension benefit plans is as follows:

	2009 Pension plans grouped by funded status		2008 Pension plans grouped by funded status
	Surplus[1]	Deficit[1]	Surplus[1]	Deficit[1]

Accrued benefit obligation

Accrued benefit obligation, beginning of year	54	189	66	196

Current service cost	–	20	1	21

Interest cost	4	12	4	11

Actuarial loss (gain)	6	36	(11)	(28)

Plan participants' contributions	–	2	–	1

Benefits paid	(4)	(14)	(5)	(4)

Foreign currency translation	–	(7)	–	(9)

Other	–	–	(1)	1

Accrued benefit obligation, end of year	60	238	54	189

Plan assets

Fair value of plan assets, beginning of year	59	99	96	109

Actual return on plan assets	9	15	(18)	(19)

Employer contributions	1	59	–	21

Plan participants' contributions	–	2	–	1

Surplus applied to defined contribution plan	–	–	(12)	–

Benefits paid	(4)	(14)	(5)	(4)

Expenses	–	(3)	(2)	(1)

Foreign currency translation	–	(5)	–	(8)

Fair value of plan assets, end of year	65	153	59	99

Funded status – surplus (deficit)[2]	5	(85)	5	(90)

Unamortized net actuarial loss	24	62	29	33

Unamortized prior service cost	–	5	–	6

Unamortized net transitional (asset) obligation	–	1	(2)	2

Net accrued benefit asset (liability)	29	(17)	32	(49)

1.
The net accrued benefit asset and net accrued benefit liability are included in other assets and other long-term obligations, respectively, on the Consolidated Balance Sheets.

2.
$60 million (2008 – $57 million) of the funding deficit is secured by letters of credit.

The projected future benefit payments are as follows:

2010	2011	2012	2013	2014	2015-2019

10	11	11	11	12	77

Actual 2009 employer contributions exceeded projected contributions due principally to additional voluntary contributions in the UK totaling $23 million. During 2010, the Company expects to make contributions of $36 million to its defined benefit pension plans.

At December 31, 2009, the actuarial net present value of the accrued benefit obligation for other post-employment benefits plan was $11 million (2008 – $11 million). The other post-employment benefits plan provides medical, dental and life insurance benefits for active and retired employees. The effect of a 1% change in the assumed health care cost trend rates on accrued benefit obligations and benefit costs would be immaterial.

24. Segmented Information

Talisman's activities are conducted in five geographic segments: North America, UK, Scandinavia, Southeast Asia, and Other. The North America segment includes operations in Canada and the US. The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam and Australia and exploration activities in Papua New Guinea. The Other segment includes operations in Algeria and exploration activities in Peru, Colombia and the Kurdistan region of northern Iraq. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

TALISMAN ENERGY 2009 ANNUAL REPORT 91

	North America[1]			UK			Scandinavia
(millions of C$)	2009	2008	2007	2009	2008	2007	2009	2008	2007

Revenue

Gross sales	1,911	3,636	2,574	2,188	3,458	2,606	986	1,192	827

Hedging gain (loss)	–	–	110	–	(28)	(6)	–	–	–

Royalties	246	631	462	5	13	4	–	–	–

Net sales	1,665	3,005	2,222	2,183	3,417	2,596	986	1,192	827

Other	93	84	76	19	25	18	3	3	22

Total revenue	1,758	3,089	2,298	2,202	3,442	2,614	989	1,195	849

Segmented expenses

Operating	539	534	446	878	942	872	285	276	279

Transportation	59	68	65	46	49	51	54	35	34

DD&A	1,062	1,052	967	781	1,144	605	406	416	264

Dry hole	179	269	359	30	93	104	69	90	83

Exploration	84	165	148	18	54	40	22	50	34

Other	(19)	(86)	(48)	72	23	25	(5)	15	(9)

Total segmented expenses	1,904	2,002	1,937	1,825	2,305	1,697	831	882	685

Segmented income (loss) before taxes	(146)	1,087	361	377	1,137	917	158	313	164

Non-segmented expenses

General and administrative

Interest on long-term debt

Stock-based compensation

Currency translation

(Gain) loss on held-for-trading financial instruments

Total non-segmented expenses

Income (loss) from continuing operations before taxes

Capital expenditures

Exploration	1,312	1,427	849	149	188	246	157	165	148

Development	492	847	764	531	545	959	528	660	436

Midstream	26	41	80	–	–	–	–	–	–

Exploration and development	1,830	2,315	1,693	680	733	1,205	685	825	584

Property acquisitions

Proceeds on dispositions

Other non-segmented

Net capital expenditures[4]

Property, plant and equipment	8,638	8,259	7,023	4,549	4,738	5,683	2,040	1,745	1,536

Goodwill	211	211	213	289	306	335	628	602	639

Other	634	833	984	386	253	301	226	154	172

Discontinued operations	–	996	1,012	–	165	161	–	93	301

Segmented assets	9,483	10,299	9,232	5,224	5,462	6,480	2,894	2,594	2,648

Non-segmented assets

Total assets

1	North America	2009	2008	2007

	Canada	1,637	2,862	2,088

	US	121	227	210

	Total revenue	1,758	3,089	2,298

	Canada	7,476	7,458	6,633

	US	1,162	801	390

	Property, plant and equipment	8,638	8,259	7,023

92 TALISMAN ENERGY 2009 ANNUAL REPORT

	Southeast Asia[2]			Other[3]			Total
(millions of C$)	2009	2008	2007	2009	2008	2007	2009	2008	2007

Revenue

Gross sales	1,995	2,479	2,096	448	510	398	7,528	11,275	8,501

Hedging gain (loss)	–	–	–	–	–	–	–	(28)	104

Royalties	675	1,066	843	229	291	178	1,155	2,001	1,487

Net sales	1,320	1,413	1,253	219	219	220	6,373	9,246	7,118

Other	–	–	2	–	–	–	115	112	118

Total revenue	1,320	1,413	1,255	219	219	220	6,488	9,358	7,236

Segmented expenses

Operating	255	195	169	40	20	26	1,997	1,967	1,792

Transportation	55	48	47	8	7	7	222	207	204

DD&A	382	254	248	43	24	23	2,674	2,890	2,107

Dry hole	253	13	48	53	27	1	584	492	595

Exploration	75	84	22	102	76	70	301	429	314

Other	9	29	6	7	5	9	64	(14)	(17)

Total segmented expenses	1,029	623	540	253	159	136	5,842	5,971	4,995

Segmented income (loss) before taxes	291	790	715	(34)	60	84	646	3,387	2,241

Non-segmented expenses

General and administrative							334	294	223

Interest on long-term debt							192	168	207

Stock-based compensation							290	(73)	(15)

Currency translation							(16)	(165)	53

(Gain) loss on held-for-trading financial instruments							412	(1,664)	25

Total non-segmented expenses							1,212	(1,440)	493

Income (loss) from continuing operations before taxes							(566)	4,827	1,748

Capital expenditures

Exploration	233	318	172	217	149	144	2,068	2,247	1,559

Development	444	459	340	46	8	24	2,041	2,519	2,523

Midstream	–	–	–	–	–	–	26	41	80

Exploration and development	677	777	512	263	157	168	4,135	4,807	4,162

Property acquisitions							438	452	317

Proceeds on dispositions							(323)	(100)	(45)

Other non-segmented							47	64	41

Net capital expenditures[4]							4,299	5,223	4,475

Property, plant and equipment	2,864	2,984	2,030	823	814	227	18,914	18,540	16,499

Goodwill	110	129	104	–	–	–	1,238	1,248	1,291

Other	427	304	293	156	128	39	1,829	1,672	1,789

Discontinued operations	–	–	–	40	290	284	40	1,544	1,758

Segmented assets	3,401	3,417	2,427	1,019	1,232	550	22,021	23,004	21,337

Non-segmented assets							1,597	1,271	83

Total assets							23,618	24,275	21,420

2	Southeast Asia	2009	2008	2007	3	Other	2009	2008	2007	4	Excluding corporate acquisitions

	Indonesia	693	863	591		Algeria	219	219	220

	Malaysia	400	424	445		Total revenue	219	219	220

	Vietnam	101	33	56		Algeria	193	221	193

	Australia	126	93	163		Other	630	593	34

	Total revenue	1,320	1,413	1,255		Property, plant and equipment	823	814	227

	Indonesia	906	990	820

	Malaysia	1,171	1,291	899

	Vietnam	241	456	147

	Papua New Guinea	337	–	–

	Australia	209	247	164

	Property, plant and equipment	2,864	2,984	2,030

TALISMAN ENERGY 2009 ANNUAL REPORT 93

25. Information Regarding United States GAAP Differences

Accounting Principles Generally Accepted in the United States

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which, in most respects, conform to accounting principles generally accepted in the United States (US GAAP). Differences between Canadian and US GAAP are identified below. Comparative US GAAP amounts have been restated as a result of the restatement of comparative Canadian GAAP amounts for operations classified as discontinued in 2009 (see note 3).

Balance Sheet Items in Accordance with US GAAP

	Notes	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
December 31 (millions of C$)		2009		2008

				(restated – see note 3)	(restated)
Current assets		3,154	3,154	2,928	2,928

Property, plant and equipment	1-3	18,914	19,060	18,540	18,727

Other non-current assets	4,8	1,550	1,502	2,807	2,760

		23,618	23,716	24,275	24,415

Current liabilities	9	2,601	2,881	2,818	2,957

Long-term debt		3,770	3,770	3,961	3,961

Deferred income taxes	2	3,720	3,597	4,007	3,936

Other non-current liabilities	4,8,9	2,416	2,524	2,339	2,392

		12,507	12,772	13,125	13,246

Shareholders' equity

Common shares		2,374	2,374	2,372	2,372

Contributed surplus	5	153	170	84	101

Retained earnings	1-5,8,9	9,174	9,044	8,966	9,001

Accumulated other comprehensive loss	4,8,10	(590)	(644)	(272)	(305)

Total liabilities and shareholders' equity		23,618	23,716	24,275	24,415

94 TALISMAN ENERGY 2009 ANNUAL REPORT

Net Income in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2009	2008	2007

			(restated – see note 3)	(restated – see note 3)
Net income – Canadian GAAP		437	3,519	2,078

Depreciation, depletion and amortization	1-3	(16)	(19)	(29)

(Loss) gain on derivative instruments	4	(2)	39	(9)

Deferred income taxes	2	44	(21)	34

Stock-based compensation	9	(163)	(5)	(103)

Interest on long-term debt	4	(3)	(3)	(3)

Net gain on disposition of discontinued operations		(25)	–	–

		(165)	(9)	(110)

Net income – US GAAP		272	3,510	1,968

Per common share amounts US GAAP (C$)

Basic

Net income (loss) from continuing operations – US GAAP		(0.84)	3.06	0.77

Net income from discontinued operations		1.10	0.39	1.14

Net income		0.27	3.45	1.91

Diluted

Net income (loss) from continuing operations		(0.84)	3.02	0.75

Net income from discontinued operations		1.10	0.38	1.11

Net income		0.27	3.40	1.86

Comprehensive Income (Loss) in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2009	2008	2007

Net income – US GAAP		272	3,510	1,968

Foreign currency – translation of self-sustaining operations		1,537	(2,286)	947

Foreign currency – translation into reporting currency		(1,854)	2,186	(1,242)

Employee benefits, net of tax	8	(21)	(3)	(13)

Change in fair value of cash flow hedges, net of tax	4	(1)	17	(98)

Other comprehensive loss – US GAAP		(339)	(86)	(406)

Comprehensive income (loss) – US GAAP		(67)	3,424	1,562

TALISMAN ENERGY 2009 ANNUAL REPORT 95

Statement of Cash Flow Items in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2009	2008	2007

Operating

Cash provided by operating activities	6	3,298	5,725	3,756

Investing

Cash used in investing activities	6	(1,566)	(4,545)	(2,925)

Financing

Cash provided by (used in) financing activities	7	12	(1,655)	(393)

Effect of translation on foreign currency cash and cash equivalents		(133)	32	(5)

Net increase (decrease) in cash and cash equivalents		1,611	(443)	433

Cash and cash equivalents, beginning of year	7	93	536	103

Cash and cash equivalents, end of year	7	1,704	93	536

GAAP Differences

25.1)   Gains on Property Exchanges:   In 2005, the Company early adopted a new Canadian standard that eliminated a US GAAP reconciling item on a go forward basis. Under both US and Canadian GAAP, non-monetary property exchanges are recorded at fair value unless the transaction lacks commercial substance. Prior to 2005 under both US and Canadian GAAP, property exchanges were recorded at the carrying value of the assets given up unless the exchange transaction included significant cash consideration, in which case it was recorded at fair value. Previous differences in the definition of significant cash consideration under Canadian GAAP have created differences in the carrying value of these properties and results in differences in DD&A in subsequent years.

25.2)   Income Taxes and DD&A Expense:   In 2000, the Company adopted the liability method to account for income taxes. The change to the liability method has eliminated a difference between Canadian and US GAAP. However, in accordance with the recommendations of the CICA, the effect of the adoption under Canadian GAAP resulted in a charge to retained earnings, whereas, under US GAAP, the future tax costs that gave rise to the Canadian GAAP adjustment have already been reflected in PP&E. As a result of the implementation method, further differences in DD&A expense and the net gain on dispositions of discontinued operations result in subsequent years. Other adjustments to the Canadian GAAP net income required under US GAAP, as disclosed in this note, have been tax effected as necessary.

25.3)   Impairments:   In 2004, the Company adopted a Canadian standard that eliminated a US GAAP reconciling item in respect to impairments on a go forward basis. Under both US and Canadian GAAP, PP&E must be assessed for potential impairments. Under US GAAP, and effective in 2004 Canadian GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Previous impairment charges not required under Canadian GAAP have resulted in differences in DD&A expense in subsequent years.

25.4)   Forward Foreign Exchange Contracts and Other Financial Instruments:   The Company has designated, for Canadian GAAP purposes, some of its derivative financial instruments as hedges. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in income concurrently with the hedged transaction.

Effective January 1, 2001, the Company adopted a new US standard, as amended, Accounting for Derivative Instruments and Hedging Activities. Effective with the adoption of this standard, every derivative instrument, including certain derivative instruments embedded in other contracts, is recognized on the balance sheet at fair value. The standard requires that changes in the derivative instrument's fair value be recognized currently in net income unless specific hedge accounting criteria are met.

Prior to January 1, 2004, management did not designate any derivative instruments as hedges for US GAAP purposes and, accordingly, these derivative instruments were recognized on the balance sheet at their fair value with the change in their fair value recognized in net income. Subsequent to January 1, 2004 and prior to January 1, 2007, management designated commodity derivative financial instruments as hedges for US GAAP purposes and, accordingly, the changes in their fair value are recognized in other comprehensive income with any ineffective portion recognized in net income. For fair value hedges, both the financial

96 TALISMAN ENERGY 2009 ANNUAL REPORT

instrument designated as the hedging item and the portion of the underlying hedged asset or liability attributable to the hedged risk are measured at fair value. Changes in the fair value of the financial instrument designated as the hedging item and changes in the fair value of the hedged item attributable to the hedged risk are reflected in net income immediately.

Effective January 1, 2007, the Company adopted the new Canadian standards that effectively harmonize with US GAAP and, consequently, no GAAP differences arose after that date.

25.5)   Appropriation of Contributed Surplus:   In 1992, concurrent with a change in control of the Company, $17 million of contributed surplus was appropriated to retained earnings to eliminate the deficit at June 30, 1992. This restatement of retained earnings is not permitted under US GAAP as the events that precipitated it did not constitute a quasi-reorganization.

25.6)   Cash Provided by Operating Activities Presentation:   Under US GAAP, exploration expense is treated as an operating item. It is an investing item under Canadian GAAP.

25.7)   Cash and Cash Equivalents:   Under US GAAP, the movement in bank indebtedness is treated as a financing activity. Under Canadian GAAP, bank indebtedness is treated as a component of cash and cash equivalents.

25.8)   Employee Future Benefits:   In 2006, the Company adopted recognition and disclosure provisions of a new US standard, Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans. This standard requires the recognition of the net funded status of pension and other post-retirement plans on the balance sheet and recognition of changes in the funded status through comprehensive income. Deferred actuarial losses, past service costs and transitional assets are now presented on the balance sheet in accumulated other comprehensive income (loss) and charged to net income. In order to record the difference between the funded positions of the plans and the carrying value under Canadian GAAP, other assets have decreased by $25 million (2008 – $27 million), other long-term liabilities have increased by $67 million (2008 – $37 million) and future tax liabilities have been reduced by $23 million (2008 – $16 million), with the balance of $69 million (2008 – $48 million) recorded in accumulated other comprehensive income (loss). Also under this standard, a company is required to measure defined benefit plan assets and obligations as of the balance sheet date; this is consistent with Talisman's current practice and has not resulted in a GAAP difference.

Amounts in accumulated other comprehensive income (loss) are as follows:

(millions of C$)	Surplus	Deficit	Total

Amounts not yet reflected in the net periodic benefit cost

Transitional obligation	–	(1)	(1)

Past service costs	–	(5)	(5)

Net actuarial loss	(24)	(62)	(86)

Future tax assets	6	17	23

Included in accumulated other comprehensive income (loss)	(18)	(51)	(69)

Prior to 2006, the Company recognized the amount by which the accumulated benefit obligation exceeded the fair value of the plan assets as an additional minimum liability, and an intangible asset was recognized equal to the lesser of the additional minimum liability and the unrecognized past service costs, with the excess of the additional minimum liability over the unrecognized past service costs reported in comprehensive income, net of tax.

The accumulated benefit obligation, which includes no allowance for future salary levels, was $233 million at December 31, 2009 (2008 – $182 million).

The amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit expense over the next fiscal year are as follows: net transitional asset of $nil, net actuarial losses of $12 million and past service costs of $1 million.

Had the pension liability been recorded in accordance with US GAAP, current liabilities would increase by $4 million and other long-term liabilities would decrease by $4 million.

25.9)   Stock-Based Compensation:   Effective January 1, 2006, the Company adopted a new US standard, as amended, Share-Based Payments, subsequent to which the Company's stock-based compensation plans are classified as liability instruments under US GAAP. Prior to 2006, there was no GAAP difference and stock-based compensation was accounted for using the intrinsic value

TALISMAN ENERGY 2009 ANNUAL REPORT 97

method, whereby obligations were accrued over the vesting period and represented the difference between the market value of the Company's common shares and the exercise price of the options. Under the new standard, as amended, obligations for liability-based stock compensation plans are measured at their fair value, and re-measured at fair value in each reporting date with the change in the obligation charged as stock-based compensation. A description of the Company's stock-based compensation plans is provided in note 13.

Under US GAAP, the Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation plans, with the following assumptions:

	2009	2008

Expected volatility	47%	44%

Risk free interest rate	2.8%	2.2%

Expected term (years)	5.0	5.0

Expected forfeiture rate	8.1%	7.8%

Expected annual dividend yield	1.0%	1.0%

The expected volatility is based on the historical volatility of the Company's common shares over a historical period that matches the expected term of the stock-based compensation plans. The risk free rate is based on Government of Canada bond yields for terms that match the expected term of the stock-based compensation plans. The expected term is based on the experienced historical holding period for stock-based compensation instruments. Under liability accounting, the expected life used to determine fair value is reduced as options approach their expected life, such that options that are still outstanding beyond their expected life have no remaining time value and, accordingly, are recorded at their intrinsic value. The expected dividend rate takes into account historical dividend payments and the Company's expectation for future payments.

For the year ended December 31, 2009, the total stock-based compensation expense was $453 million (2008 – $68 million recovery; 2007 – $88 million expense), of which $105 million (2008 – $20 million recovery; 2007 – $26 million expense) is allocated to operating expenses, $188 million (2008 – $43 million recovery; 2007 – $55 million expense) is allocated to general and administrative expenses and $160 million (2008 – $5 million recovery; 2007 – $7 million expense) is allocated to exploration expenses. The stock-based compensation expense net of tax was $338 million (2008 – $48 million recovery; 2007 – $66 million).

The total number of options and cash units expected to vest as at December 31, 2009 was 75.7 million, with a weighted average remaining contractual life of 6.8 years, a weighted average exercise price of $15.36 and an aggregate intrinsic value of $337 million.

The following is a summary of unvested stock-based compensation activity:

	Stock Options	Weighted Average Grant Date Fair Value ($)	Cash Units	Weighted Average Grant Date Fair Value ($)

Unvested at December 31, 2007	33,855,928	17.51	7,365,340	17.78

Granted	17,071,170	17.71	2,184,940	18.06

Vested	(14,528,123)	14.22	(2,878,891)	14.40

Forfeited/expired	(1,656,943)	19.18	(444,168)	19.47

Unvested at December 31, 2008	34,742,032	18.90	6,227,221	19.39

Granted	12,023,390	13.37	1,403,650	13.23

Vested	(9,364,247)	19.31	(2,161,929)	19.50

Forfeited/expired	(1,737,426)	16.20	(197,707)	18.44

Unvested at December 31, 2009	35,663,749	17.06	5,271,235	17.63

At December 31, 2009, there was unrecognized compensation expense of $143 million (2008 – $54 million; 2007 – $60 million), which the Company expects to recognize over a weighted average period of 2.2 years (2008 – 2.2 years).

25.10)   Accumulated Other Comprehensive Income (Loss):   Accumulated other comprehensive income (loss) refers to revenues, expenses, gains and losses that are recorded as an element of shareholders' equity but are excluded from net income. The

98 TALISMAN ENERGY 2009 ANNUAL REPORT

Company's accumulated other comprehensive income (loss) is comprised of: (a) adjustments that result from translation of the Company's foreign entity financial statements from their functional currencies to US dollars and the translation of US dollars to the Company's presentation currency of C$; (b) eligible gains and losses on derivative financial instruments that are part of qualifying cash flow hedges; and (c) adjustments and adjustments related to the funded status of the Company's benefit plans.

The components of accumulated other comprehensive income (loss) for the years ended December 31, 2009, 2008 and 2007 are as follows:

(millions of C$)	Foreign Currency Translation Adjustment	Fair Value of Derivatives	Pension and Post-Retirement Benefit Plans	Total

Balance at December 31, 2006	122	97	(33)	186

Change in foreign currency translation adjustment	(295)	–	–	(295)

Change in fair value of derivatives (net of tax of $14 million)	–	(98)	–	(98)

Employee benefits (net of tax of $3 million)	–	–	(12)	(12)

Balance at December 31, 2007	(173)	(1)	(45)	(219)

Change in foreign currency translation adjustment	(100)	–	–	(100)

Change in fair value of derivatives (net of tax of $(13) million)	–	17	–	17

Employee benefits (net of tax of $1 million)	–	–	(3)	(3)

Balance at December 31, 2008	(273)	16	(48)	(305)

Change in foreign currency translation adjustment	(317)	–	–	(317)

Change in fair value of derivatives (net of tax of $1 million)	–	(1)	–	(1)

Employee benefits (net of tax of $7 million)	–	–	(21)	(21)

Balance at December 31, 2009	(590)	15	(69)	(644)

25.11)   Additional Information:   The Company has a financing structure whereby subsidiaries have US$1.25 billion drawn on bank facilities that have been offset against equal amounts of cash deposited by another subsidiary with the same bank under a right of offset agreement. The Company intends to offset these amounts at maturity.

Newly Issued or Adopted US Accounting Standards

a) Extractive Activities – Oil and Gas

In January 2010, the FASB issued Extractive Activities – Oil and Gas, to align the reserve calculation and disclosure requirements with the requirements in the SEC Rule, Modernization of Oil and Gas Reporting Requirements. In the fourth quarter of 2009, Talisman adopted this standard prospectively whereby yearly average commodity prices are used for purposes of calculating reserves. Previously, reserves had been calculated by reference to year-end commodity prices. Since 2009 yearly average commodity prices were higher than 2008 year-end prices, Talisman recorded an upward price revision of 77.1 mmboe to its reserves in the fourth quarter of 2009 and revised its DD&A rates accordingly.

The new standard permits companies to disclose information on probable and possible reserves. The new rules require companies to report their oil and gas reserves based on annual average prices determined by the prices in effect on the first day of each month, rather than year-end prices. In addition, the new standard adds, subject to certain exemptions, a 15% test to use as a minimum guideline for reporting "significant" reserves by geographic area, subject to various exemptions.

b) Subsequent Events

In 2009, the FASB issued Subsequent Events. The new standard reflects the existing principles of current subsequent event accounting guidance. The adoption of this standard did not have a material impact on the Company's results or financial position.

c) Fair Value Measurement

In January 2010, the FASB issued an amendment to Fair Value Measurement and Disclosure. The new standard requires entities to disclose separately significant transfers in and out of level 1 and level 2 fair value measurements. Additionally, entities are required to present separately information about purchases, sales, issuances and settlements of level 3 fair value measurements. This

TALISMAN ENERGY 2009 ANNUAL REPORT 99

amendment will be effective for Talisman's 2010 reporting and is not expected to have a material impact on the Company's results or financial position.

In 2008, Talisman adopted Fair Value Measurements, which defines fair value and establishes a framework for measuring fair value and increases disclosure concerning fair value measurements. The adoption of Fair Value Measurements did not have a material impact on Talisman's results or financial position. The disclosure required by this standard is provided in note 15.

In 2009, FASB issued recommendations, which amend Fair Value Measurements by providing additional guidance clarifying the measurement of liabilities at fair value. When a quoted price in an active market for the identical liability is not available, the amendments require that the fair value of the liability be measured using one or more of the listed valuation techniques that should maximize use of relevant observable inputs, and minimize the use of unobservable inputs. The adoption of this amendment did not have a material impact on Talisman's results or financial position.

In 2007, the FASB issued The Fair Value Option for Financial Assets and Financial Liabilities, which provides an option to report eligible financial assets and liabilities at fair value effective January 1, 2008, with changes in fair value recognized in net income. The adoption of this standard did not have a material impact on Talisman's results or financial position.

d) Derivative Instruments and Hedging Activities

In 2008, the FASB issued Disclosures about Derivative Instruments and Hedging Activities, which requires enhanced disclosure about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The disclosure required by this standard is provided in note 15.

e) Employee Benefits

Effective December 31, 2006, Talisman adopted the recognition and disclosure provisions of Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans. The adoption of the measurement provisions of this standard during 2008 did not have an impact on the Company's results or financial position.

In 2008, the FASB issued Employers' Disclosures about Post-Retirement Benefit Plans Assets, which requires additional disclosures explaining how investment allocation decisions are made, the major categories of plan assets, inputs and valuation techniques used to measure fair value of plan assets and significant concentrations of risk within the plan assets. The disclosure required by this standard is provided in note 23.

f) Business Combinations

In 2007, the FASB issued Business Combinations, which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair values as of the acquisition date. In addition, the costs of acquisition must be recognized separately from the business combination.

On January 1, 2009, Talisman adopted this standard prospectively, which did not materially impact the Company's results of operations or financial position.

g) Accounting Standards Codification

In 2009, the FASB issued The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification as the sole source of authoritative US GAAP. Since the codification was not intended to change existing US GAAP, its adoption did not have an impact on Talisman's consolidated financial statements prepared in accordance with US GAAP.

100 TALISMAN ENERGY 2009 ANNUAL REPORT

Summary US Dollar Information

Unless otherwise noted, all tabular amounts in the Consolidated Financial Statements, including accounting principles generally accepted in the US above, are reported in C$. The following information reflects summary financial information prepared in accordance with US GAAP translated from C$ to US$ at the average exchange rate prevailing in the respective year.

(millions of US$ unless otherwise stated)	2009	2008	2007

Total revenue[1]	5,682	8,779	6,764

Net income	238	3,293	1,840

Net income per common share (US$/share)	0.23	3.24	1.78

Average exchange rate (US$/C$)	0.8757	0.9381	0.9348

1.
Total revenue excludes the results of discontinued operations. Prior periods have been restated accordingly.

TALISMAN ENERGY 2009 ANNUAL REPORT 101

SUPPLEMENTARY OIL AND GAS INFORMATION

(unaudited)

The 2009 supplemental data on the Company's oil and gas activities was prepared in accordance with the FASB standard Extractive Activities – Oil & Gas. Comparative information was prepared in accordance with the predecessor standard SFAS No. 69: Disclosure About Oil and Gas Producing Activities. Activities not directly associated with conventional crude oil and natural gas production, including synthetic oil operations, are excluded from all aspects of this supplementary oil and gas information.

Supplementary oil and gas information reflects activities from assets that are classified as both continuing operations and, until disposed of, discontinued operations for financial reporting purposes. See note 3 to the Consolidated Financial Statements for details.

Results of Operations from Oil and Gas Producing Activities

Years ended December 31		North America[2]				Southeast Asia[5]
(millions of C$)		Canada	US	UK3	Scandinavia[4]	Indonesia	Other SEA	Other[6]	Total

2009
Net oil and gas revenue derived from proved reserves[1]		1,667	126	2,183	986	700	620	265	6,547

Less:	Production costs	555	30	872	285	104	151	48	2,045

	Transportation	55	4	46	54	55	–	8	222

	Exploration and dry hole expense	222	53	48	92	26	302	142	885

	Depreciation, depletion and amortization	894	151	837	411	51	331	48	2,723

	Tax expense (recovery)	(15)	(43)	255	112	219	–	33	561

Results of operations		(44)	(69)	125	32	245	(164)	(14)	111

		North America[2]		UK3	Scandinavia[4]	Southeast Asia[5]		Other[6]	Total

2008
Net oil and gas revenue derived from proved reserves[1]		3,272		3,548	1,235		1,413	418	9,886

Less:	Production costs	594		1,009	280		195	34	2,112

	Transportation	68		52	35		48	9	212

	Exploration and dry hole expense	444		148	141		87	117	937

	Depreciation, depletion and amortization	1,079		1,150	477		251	61	3,018

	Tax expense	270		658	224		392	115	1,659

Results of operations		817		531	78		440	82	1,948

2007
Net oil and gas revenue derived from proved reserves[1]		2,670		2,942	899		1,254	411	8,176

Less:	Production costs	538		992	289		169	39	2,027

	Transportation	66		70	35		47	8	226

	Exploration and dry hole expense	525		148	116		70	142	1,001

	Depreciation, depletion and amortization	1,030		626	341		243	59	2,299

	Tax expense	116		643	95		359	102	1,315

Results of operations		395		463	23		366	61	1,308

1.
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2.
The North America reporting segment includes operations in Canada and the US.

3.
The UK segment includes operations in the UK and the Netherlands (until the sale of the Netherlands assets in 2009).

4.
The Scandinavia segment includes operations in Norway and Denmark (until the sale of the Danish assets in 2008).

5.
The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea.

6.
The reporting segment entitled Other includes North Africa (Algeria and Tunisia) and Trinidad and Tobago (until the sale of Trinidad and Tobago in 2009) as well as other international areas.

102 TALISMAN ENERGY 2009 ANNUAL REPORT

Capitalized Costs Related to Oil and Gas Activities

Years ended December 31		North America[1]				Southeast Asia[4]
(millions of C$)		Canada	US	UK2	Scandinavia[3]	Indonesia	Other SEA	Other[5]	Total

2009
Proved properties		7,106	1,351	8,603	3,313	1,275	2,635	410	24,693

Unproved properties		856	410	435	136	70	490	552	2,949

Incomplete wells and facilities		30	10	9	7	2	56	78	192

		7,992	1,771	9,047	3,456	1,347	3,181	1,040	27,834

Less:	Accumulated depreciation, depletion and amortization	1,064	608	4,498	1,414	488	1,176	203	9,451

Net capitalized costs		6,928	1,163	4,549	2,042	859	2,005	837	18,383

		North America[1]		UK2	Scandinavia[3]	Southeast Asia[4]		Other[5]	Total

2008
Proved properties		9,354		8,559	2,638		3,934	731	25,216

Unproved properties		774		569	227		522	650	2,742

Incomplete wells and facilities		218		23	8		71	42	362

		10,346		9,151	2,873		4,527	1,423	28,320

Less:	Accumulated depreciation, depletion and amortization	1,911		4,329	1,064		1,548	351	9,203

Net capitalized costs		8,435		4,822	1,809		2,979	1,072	19,117

2007
Proved properties		7,883		8,232	2,327		2,675	596	21,713

Unproved properties		326		922	192		232	57	1,729

Incomplete wells and facilities		166		71	7		53	5	302

		8,375		9,225	2,526		2,960	658	23,744

Less:	Accumulated depreciation, depletion and amortization	1,167		3,561	753		991	221	6,693

Net capitalized costs		7,208		5,664	1,773		1,969	437	17,051

1.
The North America reporting segment includes operations in Canada and the US.

2.
The UK segment includes operations in the UK and the Netherlands (until the sale of the Netherlands assets in 2009).

3.
The Scandinavia segment includes operations in Norway and Denmark (until the sale of the Danish assets in 2008).

4.
The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea.

5.
The reporting segment entitled Other includes North Africa (Algeria and Tunisia) and Trinidad and Tobago (until the sale of Trinidad and Tobago in 2009) as well as other international areas.

TALISMAN ENERGY 2009 ANNUAL REPORT 103

Costs Incurred in Oil and Gas Activities

Years ended December 31	North America[1]				Southeast Asia[4]
(millions of C$)	Canada	US	UK2	Scandinavia[3]	Indonesia	Other SEA	Other[5]	Total

2009
Property acquisition costs
Proved	147	1	–	–	2	–	–	150

Unproved	394	392	–	–	8	343	47	1,184

Exploration costs	339	188	149	157	28	195	217	1,273

Development costs	436	120	523	578	43	385	59	2,144

Asset retirement costs	(17)	4	208	41	10	5	4	255

Total costs incurred	1,299	705	880	776	91	928	327	5,006

	North America[1]		UK2	Scandinavia[3]	Southeast Asia[4]		Other[5]	Total

2008
Property acquisition costs
Proved	71		–	–		–	–	71

Unproved	833		–	–		6	430	1,269

Exploration costs	770		188	165		303	159	1,585

Development costs	965		576	720		452	33	2,746

Asset retirement costs	45		48	3		9	1	106

Total costs incurred	2,684		812	888		770	623	5,777

2007
Property acquisition costs
Proved	23		–	–		253	–	276

Unproved	122		–	–		156	10	288

Exploration costs	749		246	148		171	144	1,458

Development costs	849		1,007	465		340	64	2,725

Asset retirement costs	121		–	124		53	8	306

Total costs incurred	1,864		1,253	737		973	226	5,053

1.
The North America reporting segment includes operations in Canada and the US.

2.
The UK segment includes operations in the UK and the Netherlands (until the sale of the Netherlands assets in 2009).

3.
The Scandinavia segment includes operations in Norway and Denmark (until the sale of the Danish assets in 2008).

4.
The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea.

5.
The reporting segment entitled Other includes North Africa (Algeria and Tunisia) and Trinidad and Tobago (until the sale of Trinidad and Tobago in 2009) as well as other international areas.

104 TALISMAN ENERGY 2009 ANNUAL REPORT

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

Future net cash flows were calculated by applying the prescribed average annual prices to the Company's estimated future production of proved reserves and deducting estimates of future development, asset retirement, production and transportation costs and income taxes. Future costs have been estimated based on existing economic and operating conditions. Future income taxes have been estimated based on statutory tax rates enacted at year end. The present values of the estimated future cash flows were determined by applying a 10% discount rate prescribed by the Financial Accounting Standards Board.

In order to increase the comparability between companies, the standardized measure of discounted future net cash flows necessarily employs uniform assumptions that do not necessarily reflect management's best estimate of future events and anticipated outcomes. There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. Accordingly, the Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair market value of the oil and gas properties. Actual future net cash flows will differ significantly from estimates due to, but not limited to, the following:

•
production rates will differ from those estimated both in terms of timing and amount. For example, future production may include significant additional volumes from unproved reserves;

•
future prices and economic conditions will differ from those used in the preparation of the estimates;

•
future production and development costs will be determined by future events and will differ from those at year end; and

•
estimated income taxes will differ in terms of amounts and timing dependent on the above factors, changes in enacted rates and the impact of future expenditures on unproved properties.

The standardized measure of discounted future net cash flows was prepared using the following prices:

	2009	2008	2007

Oil & liquids ($/bbl)

Canada (North America)[1]	55.74	37.11	71.28

US	–	–	–

UK	69.28	45.74	94.93

Scandinavia	68.62	44.64	95.46

Indonesia	70.32	–	–

Southeast Asia	68.55	38.98	98.58

Other	68.26	46.06	96.33

Total	66.56	42.31	90.69

Natural gas ($/mcf)

Canada (North America)[2]	4.06	6.94	6.89

US	4.54	–	–

UK	4.23	10.36	6.78

Scandinavia	5.97	9.69	9.22

Indonesia[2]	5.50	–	–

Southeast Asia	5.11	3.47	5.97

Other	7.30	1.72	2.56

Total	4.74	5.36	6.35

1.
The price for Talisman's crude oil in North America is lower than other oil prices as it is a heavier grade.

2.
Prices for Canada and the US are reported as North America and prices for Indonesia are reported as Southeast Asia in 2008 and 2007.

In order to derive the prices in the cash flow, the following benchmark prices and exchange rates were used:

	2009	2008	2007

WTI (US$/bbl)	61.18	44.60	95.98

Dated Brent (US$/bbl)	59.91	36.55	96.02

HH gas (US$/mmbtu)	3.82	5.71	6.80

AECO-C (C$/GJ)	3.58	6.02	6.18

US$/C$	0.8687	0.8166	1.0120

C$/UK£	1.7907	1.7896	1.9600

TALISMAN ENERGY 2009 ANNUAL REPORT 105

Discounted Future Net Cash Flows from Proved Reserves

	North America				Southeast Asia
Years ended December 31 (millions of C$)	Canada	US	UK	Scandinavia	Indonesia	Other SEA[2]	Other	Total

2009

Future cash inflows[1]	13,357	2,581	18,534	4,390	8,322	3,231	1,456	51,871

Future costs

Transportation	(473)	(9)	(370)	(100)	(837)	–	(61)	(1,850)

Production	(5,102)	(563)	(11,547)	(2,138)	(1,230)	(1,211)	(354)	(22,145)

Development and site restoration	(2,340)	(725)	(5,487)	(1,090)	(658)	(767)	(229)	(11,296)

Future costs	(7,915)	(1,297)	(17,404)	(3,328)	(2,725)	(1,978)	(644)	(35,291)

Future inflows before income taxes	5,442	1,284	1,130	1,062	5,597	1,253	812	16,580

Future income & production revenue taxes	(1,005)	–	(511)	315	(2,314)	(153)	(276)	(3,944)

Net cash flows	4,437	1,284	619	1,377	3,283	1,100	536	12,636

Less 10% annual discount for estimated timing of cash flows	(1,923)	(840)	434	(254)	(1,439)	(225)	(199)	(4,446)

Discounted cash flows[3]	2,514	444	1,053	1,123	1,844	875	337	8,190

	North America[2]	UK	Scandinavia	Southeast Asia[2]	Other	Total

2008
Future cash inflows[1]	20,889	10,840	3,513	7,635	1,600	44,477

Future costs

Transportation	(598)	(686)	(185)	(686)	(59)	(2,214)

Production	(7,846)	(5,897)	(1,675)	(2,431)	(473)	(18,322)

Development and site restoration	(3,255)	(4,493)	(1,170)	(1,025)	(274)	(10,217)

Future costs	(11,699)	(11,076)	(3,030)	(4,142)	(806)	(30,753)

Future inflows before income taxes	9,190	(236)	483	3,493	794	13,724

Future income & production revenue taxes	(1,765)	508	630	(1,458)	(374)	(2,459)

Net cash flows	7,425	272	1,113	2,035	420	11,265

Less 10% annual discount for estimated timing of cash flows	(3,097)	212	(250)	(878)	(135)	(4,148)

Discounted cash flows	4,328	484	863	1,157	285	7,117

2007

Future cash inflows[1]	24,094	37,256	7,140	13,836	3,234	85,560

Future costs

Transportation	(584)	(772)	(194)	(607)	(60)	(2,217)

Production	(7,042)	(16,090)	(2,028)	(2,234)	(456)	(27,850)

Development and site restoration	(2,911)	(6,001)	(1,851)	(1,194)	(214)	(12,171)

Future costs	(10,537)	(22,863)	(4,073)	(4,035)	(730)	(42,238)

Future inflows before income taxes	13,557	14,393	3,067	9,801	2,504	43,322

Future income & production revenue taxes	(2,915)	(8,026)	(1,585)	(3,964)	(1,013)	(17,503)

Net cash flows	10,642	6,367	1,482	5,837	1,491	25,819

Less 10% annual discount for estimated timing of cash flows	(4,557)	(1,271)	(371)	(2,321)	(521)	(9,041)

Discounted cash flows	6,085	5,096	1,111	3,516	970	16,778

1.
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2.
North America includes Canada and the US in 2008 and 2007. Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia in 2008 and 2007. Other Southeast Asia includes Malaysia, Vietnam and Australia in 2009.

3.
2009 future net cash flows above have been prepared using 12 month average prices. Future net cash flows would have been approximately 50% higher using the following single day December 31 prices and exchange rates: WTI crude oil – US$79.36/bbl and HH natural gas US$5.79/mmbtu, US$0.96/C$ and C$1.69/UK£.

106 TALISMAN ENERGY 2009 ANNUAL REPORT

Principal Sources of Changes in Discounted Cash Flows

Years ended December 31 (millions of C$)	2009	2008	2007

Sales of oil & gas produced net of production costs	(4,280)	(7,562)	(5,923)

Net change in prices	4,901	(15,881)	10,218

Net change in transportation costs	223	(73)	316

Net changes in production costs	(706)	(1,049)	(1,359)

Net changes in future development & site restoration costs	(710)	(842)	(719)

Development costs incurred during year	1,677	2,066	1,955

Extensions, discoveries and improved recovery	1,062	708	1,451

Revisions of previous reserve estimates	406	(141)	1,515

Net purchases	17	33	176

Net sales of reserves in place	(807)	(371)	(929)

Accretion of discount	832	2,839	2,055

Net change in taxes	(1,460)	9,930	(4,076)

Other	(82)	682	(921)

Net change	1,073	(9,661)	3,759

TALISMAN ENERGY 2009 ANNUAL REPORT 107

Continuity of Net Proved Reserves1

	Canada[2]	US	UK	Scandinavia	Indonesia	Other Southeast Asia	Other	Total

Oil and liquids (mmbbls)

Total proved

Proved reserves at December 31, 2006	138.3	–	377.8	61.8	14.3	39.6	33.4	665.2

Discoveries, additions and extensions	5.9	–	6.4	11.2	0.7	0.2	1.1	25.5

Purchase of reserves	–	–	–	–	1.0	–	–	1.0

Sale of reserves	(9.8)	–	(4.1)	–	–	–	–	(13.9)

Net revisions and transfers	2.0	–	42.1	5.3	(0.6)	(2.8)	(1.8)	44.2

2007 Production	(12.5)	–	(36.9)	(11.1)	(1.8)	(6.9)	(5.1)	(74.3)

Proved reserves at December 31, 2007	123.9	–	385.3	67.2	13.6	30.1	27.6	647.7

Discoveries, additions and extensions	12.1	–	15.0	8.3	–	(0.3)	(0.3)	34.8

Purchase of reserves	0.3	–	–	–	–	–	–	0.3

Sale of reserves	(0.3)	–	(17.5)	(1.6)	–	–	–	(19.4)

Net revisions and transfers	7.4	–	(133.2)	(5.3)	4.2	2.0	3.1	(121.8)

2008 Production	(11.9)	–	(34.2)	(12.0)	(1.7)	(4.7)	(4.1)	(68.6)

Proved reserves at December 31, 2008	131.5	–	215.4	56.6	16.1	27.1	26.3	473.0

Discoveries, additions and extensions	4.0	–	5.2	1.1	(0.5)	5.3	6.5	21.6

Purchase of reserves	0.1	–	–	–	0.7	–	–	0.8

Sale of reserves	(39.0)	–	(0.2)	(4.0)	–	–	(3.7)	(46.9)

Net revisions and transfers	2.7	–	76.8	14.5	(1.8)	3.8	(4.7)	91.3

2009 Production	(9.9)	–	(31.1)	(12.3)	(1.8)	(7.6)	(3.4)	(66.1)

Proved reserves at December 31, 2009[3]	89.4	–	266.1	55.9	12.7	28.6	21.0	473.7

Proved developed

December 31, 2006	130.1	–	252.9	25.6	12.2	24.7	25.8	471.3

December 31, 2007	118.9	–	342.6	25.6	10.7	18.9	25.4	542.1

December 31, 2008	122.0	–	172.0	24.8	13.5	17.7	20.2	370.2

December 31, 2009	82.1	–	196.0	26.1	11.0	21.2	13.0	349.4

Natural gas (bcf)

Total proved

Proved reserves at December 31, 2006	2,153.8	123.8	178.1	76.3	1,174.2	276.5	229.3	4,212.0

Discoveries, additions and extensions	254.5	17.7	4.3	9.8	78.3	(1.6)	(10.2)	352.8

Purchase of reserves	3.3	–	–	–	192.2	–	–	195.5

Sale of reserves	(117.9)	–	(53.0)	–	–	–	–	(170.9)

Net revisions and transfers	29.8	(6.0)	(5.3)	(2.1)	(28.9)	(13.1)	4.3	(21.3)

2007 Production	(236.4)	(26.5)	(23.9)	(5.1)	(56.8)	(16.3)	(0.1)	(365.1)

Proved reserves at December 31, 2007	2,087.1	109.0	100.2	78.9	1,359.0	245.5	223.3	4,203.0

Discoveries, additions and extensions	249.7	29.4	12.4	12.1	(30.3)	20.2	0.4	293.9

Purchase of reserves	11.9	2.4	–	–	–	–	–	14.3

Sale of reserves	(55.2)	–	–	–	–	–	–	(55.2)

Net revisions and transfers	113.3	1.3	(3.2)	17.8	143.0	42.8	(0.7)	314.3

2008 Production	(237.6)	(22.9)	(13.8)	(6.9)	(64.0)	(18.8)	(0.2)	(364.2)

Proved reserves at December 31, 2008	2,169.2	119.2	95.6	101.9	1,407.7	289.7	222.8	4,406.1

Discoveries, additions and extensions	185.6	474.6	–	(0.5)	62.8	25.3	–	747.8

Purchase of reserves	14.2	–	–	–	7.5	–	–	21.7

Sale of reserves	(115.8)	(1.4)	(67.0)	–	–	–	(220.0)	(404.2)

Net revisions and transfers	28.2	–	2.9	12.7	(19.5)	(33.3)	(1.0)	(10.0)

2009 Production	(238.4)	(26.2)	(7.0)	(21.1)	(84.4)	(20.3)	(0.1)	(397.5)

Proved reserves at December 31, 2009[3]	2,043.0	566.2	24.5	93.0	1,374.1	261.4	1.7	4,363.9

Proved developed

December 31, 2006	1,747.1	113.8	123.2	8.6	856.8	38.7	0.5	2,888.7

December 31, 2007	1,725.0	95.7	86.7	7.0	811.1	44.4	1.0	2,770.9

December 31, 2008	1,785.8	101.8	65.5	99.0	1,022.2	149.0	1.2	3,224.5

December 31, 2009	1,663.5	171.1	22.4	91.2	915.2	225.5	0.8	3,089.7

1.
For definitions of reserves, see the notes found on page 45 of this Annual Report.

2.
Canadian net proved reserves exclude synthetic crude oil reserves: 2006 – 32.0 mmbbls and 2007 – 0 mmbbls (asset sold).

3.
2009 net proved reserves above have been prepared using 12 month average prices. Net proved reserves estimates are not significantly impacted using single day December 31 prices.

108 TALISMAN ENERGY 2009 ANNUAL REPORT

ADDITIONAL INFORMATION

Historical Financial Summary

Years ended December 31 (millions of C$)	2009	2008[1]	2007[1]	2006	2005

Balance sheets

Current assets	3,154	2,928	1,747	2,226	1,489

Other assets	312	1,559	2,020	1,132	1,646

Goodwill	1,238	1,248	1,290	1,468	1,413

Property, plant and equipment	18,914	18,540	16,363	16,655	13,806

Total assets	23,618	24,275	21,420	21,481	18,354

Current liabilities	2,591	2,818	2,217	3,126	2,991

Long-term debt (including current portion)	3,780	3,961	4,862	4,862	4,263

Other liabilities	6,136	6,346	6,378	6,186	5,305

Non-controlling interest	–	–	–	–	66

Shareholders' equity	11,111	11,150	7,963	7,307	5,729

Total liabilities and shareholders' equity	23,618	24,275	21,420	21,481	18,354

Income statements

Revenue

Gross sales	7,528	11,275	8,501	8,524	8,418

Hedging gain (loss)	–	(28)	104	66	(77)

Gross sales, net of hedging	7,528	11,247	8,605	8,590	8,341

Less royalties	1,155	2,001	1,487	1,469	1,423

Net sales	6,373	9,246	7,118	7,121	6,918

Other	115	112	118	109	110

Total revenue	6,488	9,358	7,236	7,230	7,028

Expenses

Operating	1,997	1,967	1,792	1,508	1,261

Transportation	222	207	204	202	185

General and administrative	334	294	223	233	201

Depreciation, depletion and amortization	2,674	2,890	2,107	1,813	1,595

Dry hole	584	492	595	213	241

Exploration	301	429	314	313	275

Interest on long-term debt	192	168	207	165	163

Stock-based compensation (recovery)	290	(73)	(15)	51	633

(Gain) loss on held-for-trading financial intruments	412	(1,664)	25	–	–

Other, net	48	(179)	36	(37)	39

Total expenses	7,054	4,531	5,488	4,461	4,593

Income (loss) from continuing operations before taxes	(566)	4,827	1,748	2,769	2,435

Taxes

Current income tax	720	1,375	656	671	960

Future income tax (recovery)	(686)	154	(70)	519	71

Petroleum revenue tax	108	176	258	283	184

	142	1,705	844	1,473	1,215

Net income (loss) from continuing operations	(708)	3,122	904	1,296	1,220

Net income from discontinued operations	1,145	397	1,174	709	341

Net income	437	3,519	2,078	2,005	1,561

1.
Restated for operations classified as discontinued in 2009.

TALISMAN ENERGY 2009 ANNUAL REPORT 109

Consolidated Financial Ratios

(unaudited)

The following financial ratios are provided in connection with the Company's shelf prospectuses filed with Canadian and US securities regulatory authorities and are based on the Company's Consolidated Financial Statements that are prepared in accordance with accounting principles generally accepted in Canada.

The interest coverage ratio is for the 12-month period ended December 31, 2009.

December 31, 2009

Interest coverage (times)

Income[1]	3.50

Loss from continuing operations[2,3]	(2.05)

1.
Net income plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.
2.
Loss from continuing operations plus income taxes and interest expense from continuing operations, divided by the sum of interest expense and capitalized interest from continuing operations.
3.
To achieve an interest coverage ratio of 1.0, additional income of $717 million would be required.

110 TALISMAN ENERGY 2009 ANNUAL REPORT

Ratios and Key Indicators

Years ended December 31 (millions of C$ unless otherwise stated)	2009	2008	2007	2006	2005

Net income	437	3,519	2,078	2,005	1,561

Cash flow[1]	3,961	6,163	4,327	4,748	4,672

Exploration and development spending	4,245	5,106	4,449	4,578	3,179

Acquisitions	438	452	317	204	3,170

Dispositions	2,772	442	1,477	872	22

Debt/debt + equity (%)	26	26	38	38	38

Debt/cash flow (times)	1.0	0.7	1.1	1.0	0.9

Per common share

Net income ($)	0.43	3.46	2.01	1.84	1.41

Cash flow ($)[1]	3.90	6.06	4.19	4.35	4.23

Production (boe)	0.153	0.160	0.160	0.162	0.155

Proved gross reserves (at year-end) (boe)	1.39	1.41	1.61	1.57	1.49

Average royalty rate (%)[2]	15	18	17	17	17

Unit operating costs ($/boe)	12.91	13.57	12.14	9.98	8.41

Unit DD&A ($/boe)[2]	17.36	16.44	14.74	12.22	10.88

Return on capital employed (%)[3]	4.1	26.6	18.5	19.5	19.5

Return on active capital employed (%)[4]	6.2	38.7	28.5	31.2	26.2

Return on equity (%)[5]	3.9	36.8	27.2	30.8	29.6

1.
Non-GAAP measure. See advisory on page 129.

2.
2008 and 2007 restated for operations classified as discontinued in 2009.

3.
Net income plus tax effected interest/(average shareholders' equity + average net debt).

4.
Net income plus tax effected interest/(average shareholders' equity + average net debt - average non-depleted capital).

5.
Net income/average shareholders' equity.

TALISMAN ENERGY 2009 ANNUAL REPORT 111

Historical Operations Summary

Years ended December 31	2009	2008	2007	2006	2005

Daily average production

Oil (mbbls/d)

North America	25	30	32	36	39

UK	85	92	100	100	105

Scandinavia	32	31	29	31	25

Southeast Asia	38	32	41	50	34

Other	16	21	21	22	25

Natural gas liquids (mbbls/d)

North America	9	10	12	14	14

UK	1	1	2	3	2

Scandinavia	2	2	1	1	1

Southeast Asia	3	4	3	2	2

Synthetic oil (Canada) (mbbls/d)	–	–	–	3	3

Total oil and liquids	211	224	241	262	250

Natural gas (mmcf/d)

North America	803	856	876	910	915

UK	19	38	88	126	111

Scandinavia	58	19	14	14	9

Southeast Asia	403	334	287	292	284

Total natural gas	1,283	1,247	1,265	1,342	1,319

Total (mboe/d)	425	432	452	485	470

WTI (average US$/bbl)	61.79	99.65	72.31	66.25	56.70

NYMEX gas (average US$/mmbtu)	4.05	8.95	6.92	7.26	8.55

US$/C$ exchange rate (year-end)	0.9555	0.8166	1.0120	0.8581	0.8577

112 TALISMAN ENERGY 2009 ANNUAL REPORT

Product Netbacks (Gross)1

The following table provides information on product netbacks on a gross basis in C$ on a quarterly basis for the periods indicated.

	2009					2008					2007
	Total	Three months ended				Total	Three months ended				Total
C$ Gross	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year

North America

Oil and liquids ($/bbl)

Sales price	54.96	64.24	60.17	56.55	42.65	85.52	51.78	104.10	105.27	80.79	59.53

Hedging gain (loss)	–	–	–	–	–	0.01	–	–	0.06	(0.03)	1.72

Royalties	11.29	15.37	12.23	11.60	7.30	16.80	8.59	20.26	21.62	16.71	12.37

Transportation	0.59	0.50	0.62	0.80	0.45	0.42	0.38	0.36	0.42	0.51	0.44

Operating costs	11.53	12.45	8.57	12.30	12.48	11.17	10.82	12.39	11.92	9.50	9.98

	31.55	35.92	38.75	31.85	22.42	57.14	31.99	71.09	71.37	54.04	38.46

Natural gas ($/mcf)

Sales price	4.70	4.86	4.05	4.37	5.51	8.66	7.23	9.18	10.25	7.86	6.90

Hedging gain	–	–	–	–	–	–	–	–	–	–	0.26

Royalties	0.46	0.34	0.32	0.31	0.85	1.46	1.05	1.61	1.75	1.40	1.22

Transportation	0.18	0.19	0.22	0.15	0.14	0.20	0.21	0.20	0.19	0.19	0.18

Operating costs	1.47	1.40	1.37	1.60	1.53	1.37	1.36	1.32	1.50	1.28	1.19

	2.59	2.93	2.14	2.31	2.99	5.63	4.61	6.05	6.81	4.99	4.57

UK

Oil and liquids ($/bbl)

Sales price	68.36	78.78	74.59	67.73	56.36	98.35	58.10	115.11	123.25	97.33	76.47

Hedging gain (loss)	–	–	–	–	–	(0.82)	0.01	(0.46)	(1.77)	(1.24)	(0.16)

Royalties	0.17	0.27	0.15	0.21	0.08	0.37	0.22	0.58	0.18	0.47	0.77

Transportation	1.22	1.59	1.01	1.06	1.24	1.18	1.35	1.22	1.31	0.79	1.56

Operating costs	27.43	30.00	35.32	24.83	22.12	29.31	26.35	29.31	31.02	30.92	25.16

	39.54	46.92	38.11	41.63	32.92	66.67	30.19	83.54	88.97	63.91	48.82

Natural gas ($/mcf)

Sales price	5.86	4.41	3.24	4.24	5.93	9.78	10.62	10.06	9.76	8.52	7.19

Royalties	–	–	(0.02)	0.01	–	0.01	0.01	0.01	–	0.01	0.40

Transportation	1.17	0.87	2.38	1.08	0.59	0.82	0.68	1.46	0.64	0.52	0.37

Operating costs	0.93	–	0.31	0.13	0.17	0.50	0.76	0.45	0.46	0.29	1.16

	3.76	3.54	0.57	3.02	5.17	8.45	9.17	8.14	8.66	7.70	5.26

Scandinavia

Oil and liquids ($/bbl)

Sales price	69.73	77.61	76.53	67.89	56.50	99.23	59.08	112.39	129.08	99.30	78.16

Royalties	–	–	–	–	–	0.21	–	–	0.53	0.31	0.33

Transportation	2.36	2.28	2.24	2.35	2.55	2.41	2.08	2.67	2.43	2.50	2.53

Operating costs	21.34	18.79	27.27	20.45	19.81	23.53	24.82	22.99	21.80	24.41	25.45

	46.03	56.54	47.02	45.09	34.14	73.08	32.18	86.73	104.32	72.08	49.85

Natural gas ($/mcf)

Sales price	5.86	4.99	4.83	4.22	9.88	7.16	8.44	7.72	6.77	5.78	4.78

Transportation	1.17	1.04	1.46	1.61	0.80	0.93	0.28	1.70	0.88	0.90	1.23

Operating costs	0.93	0.76	1.28	1.07	0.88	–	–	–	–	–	–

	3.76	3.19	2.09	1.54	8.20	6.23	8.16	6.02	5.89	4.88	3.55

TALISMAN ENERGY 2009 ANNUAL REPORT 113

Product Netbacks (Gross)1 (continued)

	2009					2008					2007
	Total	Three months ended				Total	Three months ended				Total
C$ Gross	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year

Southeast Asia

Oil and liquids ($/bbl)

Sales price	71.17	84.26	74.30	70.61	52.69	97.63	36.64	117.52	136.86	99.66	82.03

Royalties	26.33	32.00	28.97	23.98	18.93	51.24	16.35	70.66	69.64	48.74	37.87

Transportation	0.38	0.32	0.25	0.44	0.56	0.38	0.71	0.30	0.05	0.45	0.40

Operating costs	11.90	12.60	9.65	13.87	11.94	11.89	13.47	13.02	12.47	8.75	7.60

	32.56	39.34	35.43	32.32	21.26	34.12	6.11	33.54	54.70	41.72	36.16

Natural gas ($/mcf)

Sales price	6.40	7.19	6.92	6.01	5.35	9.94	6.53	12.37	11.67	9.07	7.33

Royalties	1.87	2.17	1.93	1.60	1.76	3.31	2.71	3.97	3.84	2.63	2.27

Transportation	0.34	0.40	0.27	0.24	0.45	0.35	0.05	0.50	0.64	0.22	0.39

Operating costs	0.47	0.46	0.44	0.47	0.52	0.43	0.45	0.44	0.42	0.43	0.42

	3.72	4.16	4.28	3.70	2.62	5.85	3.32	7.46	6.77	5.79	4.25

Other

Oil ($/bbl)

Sales price	74.03	100.59	71.45	69.75	59.04	102.51	53.50	115.24	141.12	102.48	80.37

Royalties	32.28	59.07	36.38	24.60	14.87	46.41	35.45	51.84	60.59	38.89	26.54

Transportation	1.41	1.43	1.51	1.33	1.39	1.12	1.30	1.10	1.09	1.00	1.01

Operating costs	6.45	5.73	5.80	7.42	6.69	5.87	5.90	5.75	5.60	6.20	5.03

	33.89	34.36	27.76	36.40	36.09	49.11	10.85	56.55	73.84	56.39	47.79

Total Company

Oil and liquids ($/bbl)

Sales price	67.36	79.18	72.24	66.48	53.64	96.43	53.36	113.17	124.66	95.49	75.00

Hedging gain (loss)	–	–	–	–	–	(0.34)	0.01	(0.21)	(0.72)	(0.48)	0.24

Royalties	9.48	13.22	11.58	8.28	5.53	15.78	7.31	19.06	21.04	15.64	11.82

Transportation	1.15	1.29	1.00	1.11	1.20	1.09	1.19	1.11	1.09	0.97	1.22

Operating costs	19.24	19.99	21.46	18.72	17.23	20.21	19.47	20.91	20.80	19.64	17.52

	37.49	44.68	38.20	38.37	29.68	59.01	25.40	71.88	81.01	58.76	44.68

Natural gas ($/mcf)

Sales price	5.29	5.61	5.01	4.88	5.64	9.01	7.17	10.08	10.55	8.16	6.99

Hedging gain	–	–	–	–	–	–	–	–	–	–	0.18

Royalties	0.87	0.89	0.84	0.70	1.06	1.89	1.46	2.20	2.22	1.65	1.39

Transportation	0.29	0.33	0.30	0.25	0.27	0.27	0.18	0.34	0.33	0.22	0.26

Operating costs	1.11	1.04	1.05	1.20	1.17	1.07	1.07	1.03	1.17	1.01	1.00

	3.02	3.35	2.82	2.73	3.14	5.78	4.46	6.51	6.83	5.28	4.52

1.
Netbacks do not include synthetic oil or pipeline operations.

114 TALISMAN ENERGY 2009 ANNUAL REPORT

Net Production After Royalties

Information on Net Production and Product Netbacks in US$ is provided for US readers.

	2009	2008	2007	2006	2005

Oil and liquids (mbbls/d)

North America	27	33	34	39	43

UK	85	93	101	102	105

Scandinavia	34	33	30	32	26

Southeast Asia	26	17	24	29	21

Other	9	11	14	15	18

Total oil and liquids	181	187	203	217	213

Natural gas (mmcf/d)

North America	725	712	721	744	733

UK	19	38	83	119	103

Scandinavia	58	19	14	14	9

Southeast Asia	286	223	199	214	198

Total natural gas	1,088	992	1,017	1,091	1,043

Total conventional (mboe/d)	362	352	373	399	387

Synthetic oil (Canada)(mboe/d)	–	–	–	3	3

Total (mboe/d)	362	352	373	402	390

TALISMAN ENERGY 2009 ANNUAL REPORT 115

Product Netbacks After Royalties1,2

Net of Royalties – US$	2009	2008	2007

North America

Oil and liquids (US$/bbl)

Sales price	48.13	81.96	55.75

Hedging gain	–	0.01	1.96

Transportation	0.65	0.49	0.51

Operating costs	12.71	13.10	11.80

	34.77	68.38	45.40

Natural gas (US$/mcf)

Sales price	4.12	8.23	6.40

Hedging gain	–	–	0.30

Transportation	0.17	0.22	0.21

Operating costs	1.43	1.55	1.35

	2.52	6.46	5.14

UK

Oil and liquids (US$/bbl)

Sales price	59.86	94.17	72.06

Hedging loss	–	(0.82)	(0.22)

Transportation	1.07	1.11	1.47

Operating costs	24.08	27.81	23.76

	34.71	64.43	46.61

Natural gas (US$/mcf)

Sales price	4.14	9.14	6.70

Transportation	0.96	0.77	0.37

Operating costs	0.13	0.46	1.12

	3.05	7.91	5.21

Scandinavia

Oil and liquids (US$/bbl)

Sales price	61.06	95.13	73.60

Transportation	2.06	2.29	2.37

Operating costs	18.69	22.13	23.96

	40.31	70.71	47.27

Natural gas (US$/mcf)

Sales price	5.13	6.70	4.50

Transportation	1.02	0.90	1.15

Operating costs	0.81	–	–

	3.30	5.80	3.35

Southeast Asia

Oil and liquids (US$/bbl)

Sales price	62.32	94.64	76.61

Transportation	0.53	0.73	0.70

Operating costs	16.54	23.40	13.25

	45.25	70.51	62.66

116 TALISMAN ENERGY 2009 ANNUAL REPORT

Product Netbacks After Royalties1,2 (continued)

Net of Royalties – US$	2009	2008	2007

Natural gas (US$/mcf)

Sales price	5.60	9.49	6.91

Transportation	0.42	0.52	0.53

Operating costs	0.58	0.61	0.57

	4.60	8.36	5.81

Other

Oil (US$/bbl)

Sales price	64.83	98.73	75.75

Transportation	2.19	1.92	1.40

Operating costs	10.02	10.11	7.01

	52.62	86.70	67.34

Total Company

Oil and liquids (US$/bbl)

Sales price	58.99	92.61	70.47

Hedging gain (loss)	–	(0.41)	0.22

Transportation	1.17	1.22	1.35

Operating costs	19.61	22.78	19.41

	38.21	68.20	49.93

Natural gas (US$/mcf)

Sales price	4.63	8.57	6.52

Hedging gain	–	–	0.21

Transportation	0.30	0.32	0.30

Operating costs	1.17	1.27	1.16

	3.16	6.98	5.27

1.
Pursuant to US reporting practice, netbacks are calculated using US$ and production after deduction of royalty volumes.

2.
Unit operating costs include pipeline costs for the UK. Netbacks do not include synthetic oil.

TALISMAN ENERGY 2009 ANNUAL REPORT 117

Historical Gross Proved Reserves1

	2009	2008	2007	2006	2005

Oil and liquids (mmbbls)

Opening balance	544.5	749.3	766.5	736.1	617.7

Discoveries, additions and extensions	29.0	36.9	29.3	80.0	77.7

Dispositions and acquisitions	(52.5)	(19.2)	(16.9)	10.6	97.1

Net revisions and transfers	87.8	(140.8)	58.2	34.0	33.8

Production	(76.9)	(81.7)	(87.8)	(94.2)	(90.2)

Closing balance	531.9	544.5	749.3	766.5	736.1

Natural gas (bcf)

Opening Balance	5,338.4	5,464.2	5,402.9	5,416.6	5,223.2

Discoveries, additions and extensions	861.7	395.3	475.7	564.1	514.1

Dispositions and acquisitions	(402.0)	(47.2)	40.5	(61.0)	117.2

Net revisions and transfers	(56.9)	(17.6)	0.2	(33.8)	38.0

Production	(468.5)	(456.3)	(455.1)	(483.0)	(475.9)

Closing balance	5,272.7	5,338.4	5,464.2	5,402.9	5,416.6

boe (mmboe)[2]

Opening balance	1,434.3	1,659.8	1,667.0	1,638.8	1,488.3

Discoveries, additions and extensions	172.6	102.8	108.5	174.1	163.3

Dispositions and acquisitions	(119.5)	(27.0)	(10.1)	0.4	116.7

Net revisions and transfers	78.3	(143.5)	58.1	28.4	40.1

Production	(155.0)	(157.8)	(163.7)	(174.7)	(169.6)

Closing balance (gross)	1,410.7	1,434.3	1,659.8	1,667.0	1,638.8

1.
See oil and gas advisory on page 129.

2.
Six mcf of natural gas equals one boe.

118 TALISMAN ENERGY 2009 ANNUAL REPORT

Continuity of Gross Proved Reserves1

	Canada[2]	US	UK	Scandinavia	Indonesia	Other Southeast Asia	Other	Total

Oil and liquids (mmbbls)

Total proved

Proved reserves at December 31, 2006	166.6	–	380.8	61.9	36.0	62.3	58.9	766.5

Discoveries, additions and extensions	7.2	–	6.4	11.2	2.2	0.5	1.8	29.3

Purchase of reserves	–	–	–	–	1.1	–	–	1.1

Sale of reserves	(13.4)	–	(4.6)	–	–	–	–	(18.0)

Net revisions and transfers	8.2	–	41.8	5.4	0.5	2.7	(0.4)	58.2

2007 Production	(15.8)	–	(37.2)	(11.2)	(4.1)	(12.0)	(7.5)	(87.8)

Proved reserves at December 31, 2007	152.8	–	387.2	67.3	35.7	53.5	52.8	749.3

Discoveries, additions and extensions	13.7	–	15.0	8.3	0.4	0.2	(0.7)	36.9

Purchase of reserves	0.3	–	–	–	–	–	–	0.3

Sale of reserves	(0.3)	–	(17.5)	(1.7)	–	–	–	(19.5)

Net revisions and transfers	2.6	–	(133.7)	(5.3)	0.6	(5.6)	0.6	(140.8)

2008 Production	(14.8)	–	(34.3)	(12.0)	(4.3)	(8.7)	(7.6)	(81.7)

Proved reserves at December 31, 2008	154.3	–	216.7	56.6	32.4	39.4	45.1	544.5

Discoveries, additions and extensions	4.8	–	5.2	1.1	(1.7)	7.4	12.2	29.0

Purchase of reserves	0.2	–	–	–	1.0	–	–	1.2

Sale of reserves	(45.7)	–	(0.2)	(4.0)	–	–	(3.8)	(53.7)

Net revisions and transfers	–	–	77.0	14.5	1.1	3.8	(8.6)	87.8

2009 Production	(12.6)	–	(31.2)	(12.3)	(4.2)	(10.7)	(5.9)	(76.9)

Proved reserves at December 31, 2009	101.0	–	267.5	55.9	28.6	39.9	39.0	531.9

Proved developed

December 31, 2006	156.4	–	255.7	25.7	30.4	39.8	43.3	551.3

December 31, 2007	146.2	–	344.5	25.6	28.2	31.3	48.2	624.0

December 31, 2008	143.4	–	173.3	24.8	26.0	24.9	35.2	427.6

December 31, 2009	92.6	–	197.1	26.1	23.2	31.2	23.7	393.9

Natural gas (bcf)

Total proved

Proved reserves at December 31, 2006	2,661.3	143.8	182.8	76.3	1,702.5	406.3	229.9	5,402.9

Discoveries, additions and extensions	336.5	20.3	4.3	9.8	118.7	(3.8)	(10.1)	475.7

Purchase of reserves	4.6	–	–	–	247.2	–	–	251.8

Sale of reserves	(154.5)	–	(56.8)	–	–	–	–	(211.3)

Net revisions and transfers	6.2	(6.4)	(4.8)	(2.1)	(3.2)	6.1	4.4	0.2

2007 Production	(288.4)	(31.2)	(25.3)	(5.1)	(83.3)	(21.6)	(0.2)	(455.1)

Proved reserves at December 31, 2007	2,565.7	126.5	100.2	78.9	1,981.9	387.0	224.0	5,464.2

Discoveries, additions and extensions	308.2	33.9	12.4	12.1	1.3	27.0	0.4	395.3

Purchase of reserves	15.3	2.8	–	–	–	–	–	18.1

Sale of reserves	(65.3)	–	–	–	–	–	–	(65.3)

Net revisions and transfers	(30.3)	1.4	(3.2)	17.8	–	(2.5)	(0.8)	(17.6)

2008 Production	(286.6)	(26.7)	(13.8)	(6.9)	(97.2)	(24.9)	(0.2)	(456.3)

Proved reserves at December 31, 2008	2,507.0	137.9	95.6	101.9	1,886.0	386.6	223.4	5,338.4

Discoveries, additions and extensions	201.2	544.5	–	(0.5)	88.6	27.9	–	861.7

Purchase of reserves	15.9	–	–	–	8.7	–	–	24.6

Sale of reserves	(137.6)	(1.5)	(67.0)	–	–	–	(220.5)	(426.6)

Net revisions and transfers	(75.3)	0.1	2.9	12.7	14.8	(11.1)	(1.0)	(56.9)

2009 Production	(262.7)	(30.3)	(7.0)	(21.1)	(120.6)	(26.7)	(0.1)	(468.5)

Proved reserves at December 31, 2009	2,248.5	650.7	24.5	93.0	1,877.5	376.7	1.8	5,272.7

Proved developed

December 31, 2006	2,162.5	132.5	126.4	8.6	1,255.9	51.9	0.5	3,738.3

December 31, 2007	2,125.6	111.4	86.7	7.0	1,197.6	58.2	1.1	3,587.6

December 31, 2008	2,066.8	117.9	65.5	99.0	1,348.9	199.0	1.2	3,898.3

December 31, 2009	1,840.9	197.9	22.4	91.2	1,231.6	320.8	0.8	3,705.6

1.
Talisman's estimate of its reserves as at December 31, 2009 is based on average pricing methodology. Talisman's estimates of its reserves for years ended prior to December 31, 2009 were based on a single-day end of year price basis (using existing economic and operation conditions). For definitions of reserves, see the notes found on page 45 of this Annual Report.

2.
Canadian gross proved reserves exclude synthetic crude oil reserves: 2006 – 38.9 mmbbls; 2007 – nil mmbbls (asset sold).

TALISMAN ENERGY 2009 ANNUAL REPORT 119

DETAILED PROPERTY REVIEWS

2009 Acreage

Year ended December 31, 2009 (thousand acres)	Developed[1]		Undeveloped		Total
Property	Gross	Net	Gross	Net	Gross	Net

North America[2]

Shale	12.2	7.5	2,680.6	1,999.9	2,692.8	2,007.4

Conventional[3]	1,981.0	1,188.9	3,975.7	2,825.0	5,956.7	4,013.9

Frontier[4]	3.8	0.5	7,494.1	4,320.0	7,497.9	4,320.5

Total North America	1,997.0	1,196.9	14,150.4	9,144.9	16,147.4	10,341.8

United Kingdom

Northern Business Area	107.1	67.4	380.4	177.4	487.5	244.8

Central Business Area	162.6	120.7	386.7	202.7	549.3	323.4

Other United Kingdom	–	–	65.7	57.4	65.7	57.4

Total UK	269.7	188.1	832.8	437.5	1,102.5	625.6

Scandinavia

Southern North Sea	77.5	28.4	569.3	129.3	646.8	157.7

Mid North Sea	45.1	31.9	1,178.0	584.9	1,223.1	616.8

Other Scandinavia[5]	–	–	393.8	83.9	393.8	83.9

Total Scandinavia	122.6	60.3	2,141.1	798.1	2,263.7	858.4

Southeast Asia

Indonesia

Corridor PSC	150.5	54.2	407.6	146.7	558.1	200.9

Other Indonesia[6]	504.0	62.8	9,182.8	3,721.1	9,686.8	3,783.9

Malaysia	281.6	125.8	3,510.9	2,377.3	3,792.5	2,503.1

Vietnam	8.9	2.7	4,025.3	1,638.4	4,034.2	1,641.1

Australia	9.2	3.6	371.0	108.0	380.2	111.6

Papua New Guinea[7]	–	–	12,246.2	6,680.3	12,246.2	6,680.3

Total Southeast Asia	954.2	249.1	29,743.8	14,671.8	30,698.0	14,920.9

Other

Algeria	196.0	34.4	–	–	196.0	34.4

Tunisia	3.9	0.2	804.7	79.4	808.6	79.6

Rest of World[8]	–	–	19,939.4	10,221.7	19,939.4	10,221.7

Total Other	199.9	34.6	20,744.1	10,301.1	20,944.0	10,335.7

Total Worldwide	3,543.4	1,729.0	67,612.2	35,353.4	71,155.6	37,082.4

1.
Developed acreage consists of acreage assigned to productive wells. Each productive shale well has been allocated 80 acres as the spacing, rather than the more traditional spacing of 640 acres used for conventional wells.

2.
As a result of the reorganization of Talisman's North American operations into two distinct businesses, Shale and Conventional, certain of Talisman's properties referred to in prior years as other unconventional areas (including Outer Foothills, the Montney Core and Montney Expansion) now form part of Talisman's conventional division.

3.
Conventional acreage is derived by subtracting total shale acreage and total frontier acreage from total acreage. Where the Company has both shale and conventional formations under one title document, acreage is counted only with respect to shale.

4.
Frontier includes properties in the Northwest Territories, Nunavut, Yukon and Alaska.

5.
Other Scandinavia includes exploration acreage in the Barents Sea and Denmark.

6.
Other Indonesia includes the Corridor Technical Assistance Contract, the Ogan Komering PSC, Southeast Sumatra PSC, Offshore North West Java PSC, Pasangkayu PSC and Sageri PSC.

7.
Excludes 1.3 million net acres which is subject to regulatory approval.

8.
Rest of World includes Colombia, Peru and the Kurdistan region of northern Iraq.

120 TALISMAN ENERGY 2009 ANNUAL REPORT

2009 Drilling

		Exploration				Development				Total
Year ended December 31, 2009		Oil[1]	Gas[1]	Dry[2]	Total	Oil[1]	Gas[1]	Dry[2]	Total	Oil[1]	Gas[1]	Dry[2]	Total

North America

Conventional	Gross	1	17	1	19	4	42	3	49	5	59	4	68

	Net	1.0	12.9	0.5	14.4	1.7	23.8	1.8	27.3	2.7	36.7	2.3	41.7

Shale	Gross	–	33	–	33	–	62	–	62	–	95	–	95

	Net	–	30.8	–	30.8	–	35.3	–	35.3	–	66.1	–	66.1

UK

United Kingdom	Gross	2	–	1	3	7	–	–	7	9	–	1	10

	Net	1.2	–	1.0	2.2	2.6	–	–	2.6	3.8	–	1.0	4.8

Netherlands	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Scandinavia

Norway	Gross	2	1	3	6	8	–	–	8	10	1	3	14

	Net	0.4	0.3	1.2	1.9	4.0	–	–	4.0	4.4	0.3	1.2	5.9

Southeast Asia

Indonesia	Gross	1	–	2	3	18	4	1	23	19	4	3	26

	Net	0.1	–	0.2	0.3	3.0	0.2	0.1	3.3	3.1	0.2	0.3	3.6

Malaysia	Gross	–	–	1	1	11	6	–	17	11	6	1	18

	Net	–	–	0.6	0.6	4.7	2.5	–	7.2	4.7	2.5	0.6	7.8

Vietnam	Gross	1	–	2	3	1	–	–	1	2	–	2	4

	Net	0.6	–	1.2	1.8	0.3	–	–	0.3	0.9	–	1.2	2.1

Australia	Gross	–	–	–	–	1	–	–	1	1	–	–	1

	Net	–	–	–	–	0.3	–	–	0.3	0.3	–	–	0.3

Other

North Africa[3]	Gross	–	–	2	2	7	–	–	7	7	–	2	9

	Net	–	–	0.9	0.9	0.3	–	–	0.3	0.3	–	0.9	1.2

Trinidad and Tobago	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Rest of World[4]	Gross	–	1	–	1	–	–	–	–	–	1	–	1

	Net	–	0.3	–	0.3	–	–	–	–	–	0.3	–	0.3

Total	Gross	7	52	12	71	57	114	4	175	64	166	16	246

	Net	3.3	44.3	5.6	53.2	16.9	61.8	1.9	80.6	20.2	106.1	7.5	133.8

1.
A productive oil or gas well is an exploratory, development or extension well that is not a dry well.

2.
A dry well (hole) is an exploratory, development or extension well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well. The term completion refers to the installation of permanent equipment for the production of oil and gas, or, in the case of a dry hole, to reporting of abandonment to the appropriate agency or authority.

3.
North Africa includes Algeria and Tunisia.

4.
Rest of World includes Colombia, Peru and the Kurdistan region of northern Iraq.

Five Year Drilling Results

	2009	2008	2007	2006	2005		2009	2008	2007	2006	2005

North America						International

Total oil wells	5	138	128	194	171	Total oil wells	59	73	73	65	51

Total gas wells	154	286	288	496	495	Total gas wells	12	37	11	18	5

Drilling success (%)	98	100	98	98	97	Drilling success (%)	86	89	79	83	81

TALISMAN ENERGY 2009 ANNUAL REPORT 121

TALISMAN ENERGY 2009 ANNUAL REPORT

GOVERNANCE

Talisman’s commitment to corporate governance and corporate responsibility contributes to the creation of long-term value for the company’s stakeholders.

Responsibilities

The principal role of Talisman’s Board of Directors is stewardship of the company and its fundamental objective is the creation of shareholder value, including the protection and enhancement of the value of the company’s assets. The Board oversees the conduct of the business and management, which, in turn, is responsible for developing long-term strategy and conducting the company’s day-to-day business. In addition, the Board ensures systems are in place to manage the risks and, through the President and Chief Executive Officer, sets the outlook and direction of the company toward environmental, health and safety policies, regulatory compliance and financial practices and reporting. Finally, the Board must identify and have an understanding of the principal risks associated with the company’s businesses and must ensure that appropriate systems are in place, which effectively monitor and manage those risks.

Independence

At year-end 2009, Talisman had 13 directors, all of whom, with the exception of the President and Chief Executive Officer, are independent. The majority of Talisman’s Board committees are also composed entirely of independent directors.

Effectiveness

Talisman ensures the continuing effectiveness of its Chairman, committees and individual directors through annual assessments. In addition, ongoing succession and recruitment processes are in place to ensure the continuing effectiveness of the Board and its committees. The Governance and Nominating Committee has established a comprehensive director selection process, which is integrated with the annual assessment process.

Stock Exchange and Regulatory Compliance

Talisman’s corporate governance practices satisfy all the existing guidelines for effective corporate governance established by the Canadian Securities Administrators, all of the NYSE corporate governance listing standards applicable to non-US companies and a substantial majority of the NYSE corporate governance listing standards applicable to US companies.

Talisman has disclosed the significant differences between its corporate governance practices and the requirements applicable to US companies listed on the NYSE on the company’s website at www.talisman-energy.com.

TALISMAN ENERGY 2009 ANNUAL REPORT

INVESTOR INFORMATION

Common Shares	Public Debt	Dividends

Transfer Agent

Computershare Investor Services Inc. Calgary, Toronto, Montreal, Vancouver

US Co-transfer Agent

Computershare Trust Company N.A.

Authorized

Unlimited number of common shares

Issued

1,018,938,564[1] common shares at December 31, 2009

Stock Exchange Listings

Common Shares

Symbol: TLM

Canada: Toronto Stock Exchange

United States: New York Stock Exchange

Trustee

Computershare Trust Company of Canada

7.25% (US$) unsecured debentures

4.44% unsecured medium term notes

Trustee

JP Morgan Chase, London Branch 6.625% (UK£) unsecured notes

Trustee

Bank of Nova Scotia Trust Company of New York

5.125% (US$) unsecured notes

5.75% (US$) unsecured notes

5.85% (US$) unsecured notes

6.25% (US$) unsecured notes

7.75% (US$) unsecured notes

Ratings

Talisman is currently rated as DBRS – BBB (high)

Moody’s – Baa2 (negative outlook)

S&P – BBB

Private Debt

6.89% (US$) unsecured notes, Series B

8.25% (US$) unsecured notes

8.5% (US$) unsecured notes

In 2009, the Company paid dividends on Talisman’s common shares totaling $0.225 per share. The dividends were paid on June 30 and December 31. Talisman’s dividend policy is subject to review semi-annually by the Board of Directors.

During the last three-year period, Talisman paid semi-annual dividends on its common shares, totaling $0.175/share in 2007, $0.20/share in 2008 and $0.225/share in 2009.

Annual and Special Meeting

The annual and special meeting of shareholders of Talisman Energy Inc. will be held at 1:00 pm on Wednesday, May 5, 2010 in the Exhibition Hall, North Building of the TELUS Convention Centre, 136 - 8th Avenue SE, Calgary, Alberta. Shareholders are encouraged to attend the meeting, but those who are unable to do so are requested to participate by voting, using one of the three available methods: (i) telephone, (ii) the Internet, or (iii) signing and returning the Form of Proxy or Voting Instruction Form mailed with the Management Proxy Circular.

1     Includes shares held in trust relating to the company’s Performance Share Unit Plan.

TALISMAN ENERGY 2009 ANNUAL REPORT

CORPORATE INFORMATION

Board of Directors (as of March 1, 2010)

Charles Williamson[2,3,6]	Donald Carty[1,5]	John Manzoni[2,4]

Chairman, Talisman Energy Inc.

California, United States

Charles Williamson was the Executive Vice-President of Chevron Corporation from August to December 2005, Chairman and Chief Executive Officer of Unocal Corporation (“Unocal”) from 2001 to 2005 and held various executive positions within Unocal, including Executive Vice-President, International Energy Operations and Group Vice-President, Asia Operations prior to 2001.

 Christiane Bergevin[3,4]

Quebec, Canada

Christiane Bergevin was appointed Executive Vice-President, Strategic Partnerships, Office of the President, of Desjardins Group in August 2009. Prior to that, she was Senior Vice-President and General Manager, Corporate Projects, with SNC-Lavalin Group Inc. For the 18 years prior to that, Ms. Bergevin held several executive and international finance positions with various SNC-Lavalin subsidiaries including President of SNC-Lavalin Capital Inc., its finance advisory arm, between 2001 and 2008.

      Texas, United States
Donald Carty served as Vice Chairman and Chief Financial Officer of Dell Inc. from January 2007 until mid 2008. From 1998 to 2003, he was Chairman and Chief Executive Officer of AMR Corp. and American Airlines. Prior to that, Mr. Carty served as President of AMR Airline Group and American Airlines. Mr. Carty was the President and Chief Executive Officer of Canadian Pacific Airlines from March 1985 to March 1987.

  William Dalton[1,3]

Arizona, United States

William Dalton was Chief Executive of HSBC Bank plc from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and held various positions in the Canadian operations of HSBC prior to 1998.

 Kevin Dunne[4,6]

Tortola, British Virgin Islands

Kevin Dunne has held various international senior and executive management positions with BP plc, including General Manager of Abu Dhabi Company for Onshore Oil Operations (ADCO), a BP joint venture, from 1994 to 2001, Corporate Associate President of BP Indonesia from 1991 to 1994 and Corporate Head of Strategy for the BP Group based in London from 1990 to 1991.

Alberta, Canada

John Manzoni was appointed President and Chief Executive Officer of Talisman Energy Inc. on September 1, 2007. During the 24 years prior to that, Mr. Manzoni held several senior strategic and operational leadership positions with BP plc and its global group of companies. From 2002 to 2007, he served as Chief Executive, Refining and Marketing (BP Group) and was on the board of directors of BP plc.

   Lisa Stewart[5,6]

Texas, United States

Lisa Stewart became the Chief Executive Officer of Sheridan Production Partners in September 2006. Prior to that, Ms. Stewart was President of El Paso Exploration & Production from February 2004 to August 2006. Prior to her time at El Paso, Ms. Stewart worked for Apache Corporation for 20 years beginning in 1984 in a number of capacities. Her last position with Apache was Executive Vice-President of Business Development and E&P Services.

TALISMAN ENERGY 2009 ANNUAL REPORT

Stella Thompson[2,4,5]	Robert Welty[3,5]	Charles Winograd[1,3]

Alberta, Canada

Stella Thompson was co-founder and principal of Governance West Inc. from 1996 to 2008 and was President of Stellar Energy Ltd. from 1991 to 1996. Ms. Thompson was Vice-President, Planning, Business Information & Systems of Petro-Canada Products prior to June 1991.

 Peter Tomsett[4,5]

British Columbia, Canada

Peter Tomsett was the President and Chief Executive Officer of Placer Dome Inc. from September 2004 to January 2006. Mr. Tomsett was with Placer Dome for 20 years in a number of capacities. Prior to becoming President and CEO, he was Executive Vice-President of Placer Dome Asia Pacific and Africa.

 John Watson[1,6]

Alberta, Canada

John Watson was the Executive Vice-President and Chief Financial Officer of EnCana Corporation from April 2002 until his retirement in February 2006. He was the Chief Financial Officer of Alberta Energy Company Ltd. (predecessor to EnCana Corporation) from June 1987 to March 2002.

Alberta, Canada

Robert Welty served as the Chairman and a director of Sterling Resources Ltd. (“Sterling”) from 1997 to 2007 and as Chief Executive Officer of Sterling from 1998 to 2005. Mr. Welty was the President of Escondido Resources (International) Ltd. from 1996 to 1997, President and Chief Executive Officer of Canadian Fracmaster Ltd. from 1994 to 1995, President and Chief Executive Officer of Bow Valley Energy Inc. from 1992 to 1994 and President and Chief Executive Officer of Asamera Inc. from 1976 to 1988.

 Charles Wilson[1,4,6]

Colorado, United States

Charles Wilson was the President and Chief Executive Officer of Shell Canada from 1993 to 1999, Executive Vice-President US Downstream Oil and Chemical of Shell Oil Company (“Shell”) from 1988 to 1993, Vice-President US Refining and Marketing of Shell and held various positions in the domestic and international natural resource operations of Shell prior to 1988.

Ontario, Canada

Charles Winograd is currently the President of Winograd Capital Inc. From 2001 to 2008, he was Chief Executive Officer of RBC Capital Markets. When RBC Dominion Securities acquired Richardson Greenshields in 1996, Mr. Winograd became Deputy Chairman and a director. He was appointed to the position of President and Chief Operating Officer of RBC Dominion Securities in 1998. Mr. Winograd held several executive postings in Richardson Greenshields until becoming President and Chief Executive Officer in 1987 and Chairman and Chief Executive Officer in 1991.

1   Member of Audit Committee

2   Member of Executive Committee

3   Member of Governance and Nominating Committee

4   Member of Health, Safety, Environment and Corporate Responsibility Committee

5   Member of Human Resources Committee

6   Member of Reserves Committee

TALISMAN ENERGY 2009 ANNUAL REPORT

CORPORATE INFORMATION

Executives	Investor Relations Contacts	Executive Office

  John Manzoni

President and Chief Executive Officer

  Paul Blakeley

Executive Vice-President

International Operations (East)

  Richard Herbert

Executive Vice-President

Exploration

  Bob Rooney

Executive Vice-President

Legal and General Counsel

  Paul Smith

Executive Vice-President

North American Operations

  Scott Thomson

Executive Vice-President

Finance and Chief Financial Officer

  Nick Walker

Executive Vice-President

International Operations (West)

Scott Thomson

Executive Vice-President

Finance and Chief Financial Officer

(403) 231-2786

Christopher LeGallais

Vice-President

Investor Relations

(403) 237-1957

David Mann

Vice-President

Corporate and Investor Communications

(403) 237-1196

Talisman Energy Inc. 2000, 888 – 3rd Street SW Calgary, Alberta, Canada T2P 5C5 Telephone: (403) 237-1234 Facsimile: (403) 237-1902 www.talisman-energy.com Email: tlm@talisman-energy.com

TALISMAN ENERGY 2009 ANNUAL REPORT

Select International Offices

Talisman Energy (UK) Limited	Talisman Malaysia Limited
Talisman House	Level 31, Menara Citibank
163 Holburn Street	165 Jalan Ampang
Aberdeen, Scotland	50450 Kuala Lumpur, Malaysia
United Kingdom AB10 6BZ	Telephone: (603) 2055-2888
Telephone: 44 (1224) 352-500	Facsimile: (603) 2162-6972
Facsimile: 44 (1224) 354-300
Talisman Peru B.V.
Talisman Energy Norge A.S. Verven 4, Postboks 649, Sentrum	Sucursal del Peru
Av. Victor A. Belaunde 147,
4003 Stavanger	Via Principal 155
Norway	Edificio Real Tres,
Telephone: 47 (5200) 2000	Piso 6, Of. 601 Centro Empresarial Real
Facsimile: 47 (5200) 1500	Lima 27, Peru
Telephone: (511) 616-4000
Talisman (Asia) Ltd.	Facsimile: (511) 616-4001
Indonesian Stock Exchange Building
Tower 1, 11th Floor	Talisman (Asia) Ltd.

Sudirman Central Business District	Level 18, Saigon Tower Building
JI.Jend Sudirman Kavling 52-53	29 Le Duan Street, District 1, HCMC
Jakarta 12190, Indonesia	Ho Chi Minh City, Vietnam
Telephone: 62 (21) 515-1601	Telephone: (848) 3823-8232
Facsimile: 62 (21) 515-1602	Facsimile: (848) 3823-8237

Talisman (Colombia) Oil & Gas	Foreland Oil Limited
Carrera 7 No. 77-07	Level 1 Defense Haus
Piso 12	Cnr Champion Pde and Hunter Street
Telephone: (571) 640-5552	P.O. Box 1022 Port Moresby NCD 121
Facsimile: (571) 317-9293	Telephone: (675) 321-2003
Facsimile: (675) 321-3071
Talisman Energy USA Inc.
337 Daniel Zenker Drive
Horseheads, New York USA 14845
Telephone: (607) 562-4000
Facsimile: (607) 562-4001

TALISMAN ENERGY 2009 ANNUAL REPORT

MARKET INFORMATION

		2009		2008		2007
Common Shares		TSX (C$)	NYSE (US$)	TSX (C$)	NYSE (US$)	TSX (C$)	NYSE (US$)
Share price ($)	High	20.17	19.51	24.92	25.71	22.67	22.08
	Low	9.92	7.97	8.28	6.42	16.90	15.04
	Close	19.69	18.64	12.18	9.99	18.39	18.52
Shares traded (millions)	First quarter	315.3	268.7	292.1	330.2	348.6	217.8
	Second quarter	318.5	315.7	349.4	370.3	260.9	168.0
	Third quarter	216.5	212.8	327.0	421.2	273.0	204.3
	Fourth quarter	158.1	194.5	395.5	433.1	194.5	181.7
	Year	1,008.4	991.7	1,364.0	1,554.8	1,077.0	771.8

Year-end shares outstanding (millions)	1,019	[1]	1,019	[1]	1,019
Weighted average shares outstanding (millions)	1,019	[1]	1,019	[1]	1,032
Year-end stock options outstanding (millions)	69.5		64.9		63.6

1        Includes shares held in trust relating to the company’s Performance Share Unit plan.

Share Price Growth (percentage change from January 1, 2000)

TALISMAN ENERGY 2009 ANNUAL REPORT

ADVISORIES

Abbreviations and Definitions

See the Management’s Discussion and Analysis on page 47 of this report.

Reserve Replacement Costs

In this annual report, Talisman discloses reserve replacement costs. Reserve replacement costs are used by the Company to determine the cost of reserves additions in a period. Talisman’s reported reserve replacement costs may not be comparable to similarly titled measures used by other companies. Reserve replacement costs may not reflect full cycle reserve replacement costs. Reserve replacement costs’ predictive and comparative value is limited for the aforementioned reasons. Reserve replacement costs are calculated by dividing exploration and development capital spending (including discontinued operations, but excluding midstream) by proved reserve additions (excluding price revisions). The reserve replacement cost in 2008 was $42.87/boe and in 2007 was $33.69/boe. The average reserve replacement cost for 2009, 2008, and 2007 was $32.38/boe.

Boe Conversion

Throughout this annual report, barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Financial Measures

Included in this report are references to financial measures commonly used in the oil and gas industry, such as cash flow, cash flow from continuing operations, cash flow per share, earnings from continuing operations, earnings from continuing operations per share and net debt. These terms are not defined by GAAP in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Talisman’s reported cash flow, cash flow from continuing operations, cash flow per share, earnings from continuing operations, earnings from continuing operations per share and net debt may not be comparable to similarly titled measures by other companies.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the company to assess operating results between years and between peer companies that use different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the company’s performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. A reconciliation of cash provided by operating activities to cash flow follows.

Cash Flow	Three Months ended		Year ended
December 31 ($ millions, except per share amounts)	2009	2008	2009	2008
Cash provided by operating activities	624	1,569	3,599	6,154
Changes in non-cash working capital	297	(4)	362	9
Cash flow	921	1,565	3,961	6,163
Cash provided by discontinued operations[1]	9	(71)	(85)	(465)
Cash flow from continuing operations	930	1,494	3,876	5,698
Cash flow per share	0.91	1.54	3.90	6.05
Cash flow from continuing operations per share	0.92	1.47	3.82	5.59

1        Comparatives restated for operations classified as discontinued during 2009.

TALISMAN ENERGY 2009 ANNUAL REPORT

Earnings from continuing operations are calculated by adjusting the company’s net income per the financial statements, for certain items of a non-operational nature, on an after tax basis. The company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Earnings from continuing operations per share are earnings from continuing operations divided by the average number of common shares outstanding during the period. A reconciliation of net income to earnings from continuing operations follows.

Earnings from Continuing Operations	Three Months ended		Year ended
December 31 ($ millions, except per share amounts)	2009	2008[1]	2009	2008[1]
Net income (loss) from continuing operations	(190)	1,162	(708)	3,122
Unrealized (gain) loss on financial instruments (tax adjusted)[2]	173	(805)	1,056	(877)
Additional DD&A expense (tax adjusted)[3]	–	225	–	225
Stock-based compensation expense (recovery) (tax adjusted)[4]	20	(26)	198	(56)
Restructuring charges (tax adjusted)	14	–	14	–
Future tax rate changes	21	–	21	–
Future tax charge (recovery) of unrealized foreign exchange (losses) on net foreign denominated debt[5]	38	(54)	59	(84)
Earnings from continuing operations[6]	76	502	640	2,330
Per share[6]	0.07	0.49	0.63	2.29

1          Comparatives restated for operations classified as discontinued in 2009.

2          Unrealized losses on financial instruments relate to the change in the period of the mark-to-market value of the company’s held-for-trading financial instruments.

3          Additional DD&A expense relates to properties in the UK and Norway that had no proved reserves at 2008 year-end prices. The net book value of these properties was charged to DD&A expense in the fourth quarter of 2008.

4          Stock-based compensation expense relates to the mark-to-market value of the company’s outstanding stock options and cash units at December 31. The company’s stock-based compensation expense is based on the difference between the company’s share price and its stock options or cash units exercise price.

5          Tax adjustment reflects future taxes relating to unrealized foreign exchange gains and losses associated with the impact of fluctuations in the Canadian dollar on net foreign denominated debt.

6          This is a non-GAAP measure. Refer to the section in this report entitled Non-GAAP Measures for further explanation and details.

Net debt is calculated by adjusting the company’s long-term debt per the financial statements for bank indebtedness, cash and cash equivalents. The company uses this information to assess its true debt position and eliminate the impact of timing differences.

Net Debt Years ended December 31 ($ millions)	2009	2008
Long-term debt (including current portion)	3,780	3,961
Bank indebtedness	36	81
Cash and cash equivalents	(1,690)	(91)
Net debt	2,126	3,951

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Talisman has produced a separate Corporate Responsibility Report, which is available by contacting the company and can also be viewed or downloaded at **www.talisman-energy.com**

TALISMAN
ENERGY